OSISKO DEVELOPMENT CORP.

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TSX TRUST COMPANY

SUPPLEMENTAL WARRANT INDENTURE

Dated as of September 30, 2021

THIS SUPPLEMENTAL WARRANT INDENTURE is dated the 30th day of September, 2021.

BETWEEN:

OSISKO DEVELOPMENT CORP., a corporation existing under laws of Canada

(hereinafter called the "Corporation")

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TSX TRUST COMPANY, a trust company existing under the laws of Canada

(hereinafter called the "Warrant Agent")

 WHEREAS:

A. Osisko Development Holdings Inc. ("Osisko Subco"), the Corporation and the Warrant Agent have entered into a warrant indenture dated as of October 29, 2020, which was subsequently amended on December 30, 2020 (the "RTO Indenture"), a copy of which is attached hereto as Schedule "A";

B. Osisko Subco amalgamated with a wholly-owned subsidiary of the Corporation by way of a triangular amalgamation under Section 269 of the Business Corporations Act (British Columbia) pursuant to the terms of the Amalgamation Agreement (as defined in the RTO Indenture) on November 25, 2020 (the "Amalgamation Date") and the RTO Indenture became legal, valid and binding upon the Corporation;

C. Under the RTO Indenture, the Corporation issued 6,675,000 common share purchase warrants of the Corporation (each, a "Warrant"). The Warrants issued pursuant to the RTO Indenture bear the ISIN CA68828E1144;

D. Subsequent to the Amalgamation Date, the Corporation entered into three following subsequent warrant indentures with the Warrant Agent, pursuant to a private placement of units of the Corporation which closed in three tranches on December 30, 2020, January 8, 2021 and February 5, 2021:

a. a warrant indenture dated as of December 30, 2020 (the "December Indenture"), a copy of which is attached hereto as Schedule "B", pursuant to which the Corporation issued 2,683,525 Warrants on December 30, 2020. The Warrants issued pursuant to the December Indenture bear the ISIN CA68828E1227;

b. a warrant indenture dated as of January 8, 2021 (the "January Indenture"), a copy of which is attached hereto as Schedule "C", pursuant to which the Corporation issued 4,673,139 Warrants on January 8, 2021. The Warrants issued pursuant to the January Indenture bear the ISIN CA65508E1300; and

c. a warrant indenture dated as of February 5, 2021 (the "February Indenture", collectively with the RTO Indenture, December Indenture and January Indenture, the "ODV Indentures"), a copy of which is attached hereto as Schedule "D", pursuant to which the Corporation issued 757,844 Warrants on February 5, 2021. The Warrants issued pursuant to the February Indenture bear the ISIN CA68828E1557;

E. As of the date hereof, each Warrant under each of the ODV Indentures, to the extent unexercised, is exercisable for one common share of the Corporation ("Common Share") at a price of $10.00 per Common Share until December 1, 2023;

F. The Corporation wishes to pursue a listing of the Warrants on the TSX Venture Exchange, and it is necessary and desirable for the listing process to list a single class of Warrants, given that each Warrant under the ODV Indentures have substantially similar terms as outlined above;

G. Pursuant to sections 8.1(d) and 8.1(f) of each of the ODV Indentures, the Corporation wishes to enter into this supplemental indenture (the "Supplemental Indenture") to modify the provisions of each of the ODV Indentures, to treat each of the ODV Indentures as a single mandate by the Warrant Agent and for each of the Warrants issued thereunder to be treated a single class of Warrants bearing the ISIN CA68828E1144 for the purposes of listing such Warrants on the TSX Venture Exchange, for the benefit of all holders of the Warrants;

H. The Corporation has duly authorized the execution and delivery of this Supplemental Indenture and all things necessary to make this Supplemental Indenture a valid and binding agreement of the Corporation in accordance with its terms, have been done;

I. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent.

NOW THEREFORE the parties agree as follows:

1. Definitions

All capitalized terms used but not defined in this Supplemental Indenture have the meanings ascribed to such terms in each of the ODV Indentures.

2. Interpretation

This Supplemental Indenture is supplemental to each of RTO Indenture, December Indenture, January Indenture and February Indenture, pursuant to which, each of the ODV Indentures shall be treated a single mandate by the Warrant Agent and each Warrant issued thereunder to be treated a single class of Warrants bearing the ISIN CA68828E114.

3. Amendment to ODV Indentures

Each of the ODV Indentures is hereby amended as follows:

(a) The definition of Warrants under Section 1.1 of each of the ODV Indentures shall be deleted and replaced with the following:

"Warrants" means the common share purchase warrants created by and authorized by and issuable under this Indenture, each whole warrant entitling the holder thereof to purchase one Common Share (subject to adjustments as herein provided) at the Exercise Price prior to the Expiry Time and bear the ISIN CA68828E1144. For greater certainty, the Warrants under this Indenture shall be treated as a single class of warrant with all warrants issued by the Corporation which bears ISIN CA68828E1144;

(b) Section 1.3(4) shall be added to each of the ODV Indentures as follows:

"(4) The Warrants issued pursuant to this Indenture shall be treated as a single class of Warrants alongside any Warrants validly issued by the Corporation under the ISIN CA68828E1144."

4. Effect of Amendments

(a) The Warrants issued and outstanding shall be deemed to include the amendments as set forth herein, without any further action of the Warrantholders or surrender or exchange of their Warrant Certificates.

(b) The parties confirm that each of the ODV Indentures, as amended by this Supplemental Indenture, remains in full force and effect. From the date hereof, each of the ODV Indentures and this Supplemental Indenture shall be read together to the extent reasonably possible as though all of the terms of each of the ODV Indentures as amended by this Supplemental Indenture were contained in one instrument.

5. Applicable Law.

Each of the ODV Indentures, as amended and supplemented by this Supplemental Indenture, the Warrants, as amended pursuant to the terms hereof, and all Warrant Certificates, as amended pursuant to the terms hereof, (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of each of the ODV Indentures, the Supplemental Indenture and the transactions contemplated herein.

6. Counterparts

This Supplemental Indenture may be executed in several counterparts each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed copy of the Supplemental Indenture by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of a facsimile or PDF copy of this Supplemental Indenture and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement as of the date hereof.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Indenture as of the day and year first above written.

OSISKO DEVELOPMENT CORP.

By:	(signed) Sean Roosen
Name:	Sean Roosen
Title:	Chief Executive Officer

By:	(signed) Alex Dann
Name:	Alex Dann
Title:	Chief Financial Officer

TSX TRUST COMPANY

By:	(signed) Donald Crawford
Name:	Donald Crawford
Title:	Senior Trust Officer

By:	(signed) Dalisha Dyal
Name:	Dalisha Dyal
Title:	Corporate Trust Officer

SCHEDULE "A"

RTO INDENTURE

See attached.

OSISKO DEVELOPMENT HOLDINGS INC.

as the Corporation and

TSX TRUST COMPANY

as the Warrant Agent and

BAROLO VENTURES CORP.

as the Resulting Issuer

WARRANT INDENTURE

Providing for the Issue of Warrants

Dated as of October 29, 2020

-i-

(continued)

-ii-

(continued)

-iii-

WARRANT INDENTURE

THIS WARRANT INDENTURE is dated as of October 29th, 2020.

AMONG:

OSISKO DEVELOPMENT HOLDINGS INC., a corporation existing under the provincial laws of British Columbia (the "Corporation" or "Osisko Subco")

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TSX TRUST COMPANY, a trust company existing under the federal laws of Canada (the "Warrant Agent")

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BAROLO VENTURES CORP. a corporation existing under the provincial laws of British Columbia ("Barolo", and following the Amalgamation Effective Time (as hereinafter defined), the "Resulting Issuer")

WHEREAS the Corporation proposes to issue 13,350,000 Subscription Receipts (as hereinafter defined), each of which will, upon satisfaction of the Escrow Release Conditions (as hereinafter defined) be automatically converted, without any further act or formality on the part of the holder thereof, into one Osisko Subco Share (as hereinafter defined) and one-half of one Osisko Subco Warrant (as hereinafter defined) immediately prior to the Amalgamation Effective Time;

AND WHEREAS in connection with the foregoing, the Corporation is, upon the conversion of the Subscription Receipts, proposing to issue 6,675,000 Osisko Subco Warrants in accordance with this Indenture;

AND WHEREAS upon satisfaction of the Escrow Release Conditions, and pursuant to this Indenture, each whole Osisko Subco Warrant shall, subject to adjustment, entitle the holder to acquire one Osisko Subco Share upon payment of the Exercise Price (as hereinafter defined) for a period of 18 months following the Amalgamation Date (as hereinafter defined), upon the terms and conditions herein set forth;

AND WHEREAS the Corporation and Barolo are parties to an Amalgamation Agreement (as hereinafter defined) pursuant to which the Corporation will, following the conversion of the Subscription Receipts as described above, amalgamate with a wholly-owned subsidiary of Barolo by way of a triangular amalgamation under Section 269 of the BCBCA (as hereinafter defined), resulting in a reverse takeover of Barolo;

AND WHEREAS pursuant to the Amalgamation Agreement, each Osisko Subco Share will, at the Amalgamation Effective Time, be exchanged for a Resulting Issuer Share (as hereinafter defined);

AND WHEREAS pursuant to the Amalgamation Agreement and this Indenture, each Osisko Subco Warrant will, at the Amalgamation Effective Time, be exchanged for a Resulting Issuer Warrant (as hereinafter defined);

AND WHEREAS each whole Resulting Issuer Warrant shall, subject to adjustment, entitle the holder to acquire one Resulting Issuer Share upon payment of the Exercise Price for a period of 18 months following the Amalgamation Date, upon the terms and conditions herein set forth;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Warrants, when created and issued as provided in this Indenture, legal, valid and binding upon the Corporation and, following the Amalgamation Effective Time, the Resulting Issuer with the benefits and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and Barolo and not by the Warrant Agent;

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Corporation and Barolo hereby appoint the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

"Adjustment Period" means the period commencing immediately after the Amalgamation Effective Time up to but excluding the Expiry Time;

"Amalgamation" means the amalgamation of the Corporation and Barolo Subco pursuant to section 269 of the BCBCA in accordance with the Amalgamation Agreement;

"Amalgamation Agreement" means the amalgamation agreement dated October 23, 2020 among Barolo, Barolo Subco and the Corporation providing for a triangular amalgamation under section 269 of the BCBCA pursuant to which, among other things, (i) the Corporation and Barolo Subco will be amalgamated, (ii) upon the amalgamation, each shareholder of the Corporation will be entitled to receive one Resulting Issuer Share in exchange for each Osisko Subco Share held by such shareholder immediately prior to the Amalgamation Effective Time, and (ii) each Osisko Subco Warrant will, at the Amalgamation Effective Time, be exchanged for a Resulting Issuer Warrant;

"Amalgamation Date" means the date on which the Amalgamation Effective Time occurs;

"Amalgamation Effective Time" means the time and date shown on the certificate of amalgamation issued pursuant to Section 281(a) of the BCBCA giving effect to the Amalgamation;

"Applicable Legislation" means any statute of Canada or a province thereof, and the regulations under any such named or other statute, relating to warrant indentures or to the rights, duties and obligations of warrant agents under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

"Applicable Securities Laws" means the applicable securities laws and regulations of each of the provinces and territories of Canada, and the applicable federal and state securities laws and regulations of the United States, together with all related rules, policies, notices and orders of applicable regulatory authorities;

"Approved Bank" has the meaning set forth in Section 9.4.

"Auditors" means a firm of professional accountants duly appointed as auditors of the Issuer, from time to time;

"Authenticated" means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Issuer or on which the signatures of the Issuer have been printed, lithographed or otherwise mechanically reproduced and authenticated by signature of an authorized officer of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.9 are entered in the Register of holders of Warrants, "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

"Barolo" means Barolo Ventures Corp., a corporation incorporated under the BCBCA;

"Barolo Shares" means the common shares in the capital of Barolo as constituted on the date hereof;

"Barolo Subco" means 1269598 B.C. Ltd., a wholly-owned subsidiary of Barolo incorporated under the BCBCA;

"BCBCA" means the Business Corporations Act (British Columbia);

"Book Based System" means the book-based securities registration and transfer system administered by the Depository in accordance with its operating rules and procedures in force from time to time;

"Book Entry Only Participants" means institutions that participate directly or indirectly in the Depository's book entry registration system for the Warrants;

"Book Entry Only Warrants" means Warrants that are to be held only by or on behalf of the Depository;

"Business Day" means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in the City of Toronto, Ontario, and shall be a day on which the TSXV is open for trading;

"Capital Reorganization" has the meaning set forth in Section 4.1(d)

"CDS Global Warrants" means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Issuer, by a Warrant Certificate;

"Certificated Warrant" means a Warrant evidenced by a writing or writings substantially in the form of Schedule "A", attached hereto;

"Confirmation" has the meaning set forth in Section 3.2(1);

"Consolidation" means the consolidation of the Barolo Shares on a 60:1 basis prior to the Amalgamation Effective Time;

"Contributed Assets" has the meaning ascribed thereto in the Amalgamation Agreement;

"Corporation" means Osisko Development Holdings Inc., a corporation incorporated under the

BCBCA;

"Counsel" means a barrister and/or solicitor or a firm of barristers and/or solicitors, who may be counsel for the Issuer, acceptable to the Warrant Agent;

"Current Market Price" of the Issuer Shares at any date means the volume weighted average of the trading price per share for such Issuer Shares for each day there was a closing price for the twenty (20) consecutive Trading Days ending five (5) days prior to such date on the TSXV or any stock exchange on which the Issuer Shares are listed for trading, or, if the Issuer Shares are not traded on any stock exchange, as may be determined by the board of directors of the Issuer, acting reasonably;

"Depository" means CDS Clearing and Depository Services Inc., or its successor;

"Documents" has the meaning set forth in Section 9.3;

"Exchange Rate" means, at any time, the number of Issuer Shares subject to the right of purchase under each whole Warrant at such time, which, as of the Warrant Issue Date, shall be one (1) Issuer Share (subject to adjustment in accordance with the provisions of Article 4);

"Exercise Date"means, in relation to a Warrant, the Business Day on which such Warrant is validly exercised or deemed to be validly exercised in accordance with Article 3 hereof;

"Exercise Notice" has the meaning set forth in Section 3.2(1);

"Exercise Price" means, at any time, the price at which a whole Issuer Share may be purchased upon the exercise of a whole Warrant at such time, which, as of the Warrant Issue Date, shall be $10.00 per Issuer Share (subject to adjustment in accordance with the provisions of Article 4);

"Expiry Date" means that date which is eighteen (18) months following the Amalgamation Date;

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

"Extraordinary Resolution" has the meaning set forth in Section 7.11;

"Governmental Authority" means any of the governments of Canada, the United States of America, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

"holder" means, unless the context requires otherwise, a Warrantholder;

"Indemnified Parties" has the meaning set forth in Section 9.7;

"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the Register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

"Issuer" means the issuer of the Warrants from time to time, and, for greater certainty, includes Osisko Subco prior to the effective time of the Amalgamation and, from and following the effective time of the Amalgamation and the exchange of Osisko Subco Warrants for Resulting Issuer Warrants, the Resulting Issuer;

"Issuer Share Recapitalization" has the meaning set forth in Section 4.1(a);

"Issuer Shares" means the common shares of the Issuer, and for greater certainty means (i) prior to the effective time of the Amalgamation, the Osisko Subco Shares; and (ii) from and following the effective time of the Amalgamation, the Resulting Issuer Shares;

"Osisko Contribution Agreement" has the meaning ascribed thereto in the Amalgamation Agreement;

"Osisko Subco Shares" means the common shares in the capital of the Corporation;

"Osisko Subco Warrant" means a whole share purchase warrant of Osisko Subco issued upon the conversion of the Subscription Receipts in accordance with this Indenture, each of which shall entitle the holder thereof to purchase one Osisko Subco Share at the Exercise Price (subject to adjustment as herein provided) prior to the Expiry Time;

"person" means an individual, body corporate, partnership, limited liability company, trust, warrant agent, executor, administrator, legal representative or any unincorporated organization;

"QIB Purchaser"means a Qualified Institutional Buyer who first purchased Subscription Receipts on the date of original issuance of the Subscription Receipts and who, in connection with such purchase, executed a U.S. Subscription Agreement;

"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A under the U.S. Securities Act;

"Register" means the one set of records and accounts maintained by the Warrant Agent and designated as the Register of the holders of Warrants in accordance with Section 2.10;

"register" means, unless the context requires otherwise, to record in the Register;

"registered" means, unless the context requires otherwise, as recorded in the Register;

"Regulation D" means Regulation D adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"Resulting Issuer" means Barolo following the Amalgamation Effective Time, to be renamed "Osisko Development Corp."

"Resulting Issuer Order" has the meaning set forth in Section 2.2(1);

"Resulting Issuer Shares" means the common shares in the capital of the Resulting Issuer, after giving effect to the Consolidation;

"Resulting Issuer Warrant" means a whole share purchase warrant of the Resulting Issuer issued in exchange for a whole Osisko Subco Warrant in accordance with the Amalgamation Agreement and this Indenture, each of which shall entitle the holder thereof to purchase one Resulting Issuer Share at the Exercise Price (subject to adjustment as herein provided) prior to the Expiry Time;

"Rights Offering" has the meaning set forth in Section 4.1(b);

"Rights Offering Exercise Period" has the meaning set forth in Section 4.1(b);

"RTO Transaction" means the transactions contemplated by the Amalgamation Agreement, including the issuance of Subscription Receipts by the Corporation, the transfer of the Contributed Assets to the Corporation pursuant to the Osisko Contribution Agreement, the Consolidation, and the Amalgamation, resulting in the "reverse take-over" of Barolo in accordance with the policies of the TSXV;

"SEC" has the meaning set forth in Section 9.15;

"Shareholder" means a holder of shares of the Issuer;

"Subscription Receipt Agreement" means the subscription receipt agreement dated the date hereof among the Corporation, Barolo, the TSX Trust Company, as subscription receipt agent, and the Underwriters providing for the issuance by the Corporation of the Subscription Receipts;

"Subscription Receipts" means the 13,350,000 subscription receipts issued by the Corporation pursuant to the Subscription Receipt Agreement, each of which shall, upon satisfaction of the Escrow Release Conditions, automatically be converted into one Osisko Subco Share and one-half of one Osisko Subco Warrant;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

"Trading Day" means a day on which a stock exchange on which the Osisko Subco Shares are listed and which forms the primary trading market for such shares is open for trading, and if the Osisko Subco Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

"Transfer Agent" means TSX Trust Company, in its capacity as transfer agent of the Resulting Issuer Shares, or its successors from time to time;

"TSXV" means the TSX Venture Exchange;

"Uncertificated Warrant" means any Warrant which is not a Certificated Warrant;

"Underwriters" means, collectively, Canaccord Genuity Corp., National Bank Financial Inc., BMO Nesbitt Burns Inc., Eight Capital, CIBC World Markets Inc., Credit Suisse Securities (Canada), Inc., Desjardins Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Cormark Securities Inc., Haywood Securities Inc., Industrial Alliance Securities Inc., Paradigm Capital Inc., PI Financial Corp, Raymond James Ltd., Sprott Capital Partners LP, TD Securities Inc., Clarus Securities Inc. and Echelon Wealth Partners Inc.;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Person" means a U.S. person as that term is defined in Rule 902(k) of Regulation S; "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Exchange Act" means the United States Securities and Exchange Act of 1934, as amended;

"U.S. Subscription Agreement" means a subscription agreement delivered to and executed by QIB Purchasers of the Subscription Receipts in the United States or that are U.S. Persons;

"Warrant Agency" means one of the principal office of the Warrant Agent in the City of Toronto, or such other place as may be designated in accordance with Section 3.5;

"Warrant Agent"means the TSX Trust Company, in its capacity as warrant agent of the Warrants, or its successors from time to time;

"Warrant Certificate" means a certificate, substantially in the form set forth in Schedule "A" hereto, to evidence those Warrants that will be evidenced by a certificate;

"Warrant Issue Date" means the date the Warrants are issued upon conversion of the Subscription Receipts;

"Warrantholders" means the persons who are registered owners of Warrants as such names appear on the Register, and for greater certainty, shall include the Depository as well as the holders of Uncertificated Warrants appearing on the Register of the Warrant Agent;

"Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders holding in the aggregate not less than 50% of the aggregate number of Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

"Warrants" means the whole share purchase warrants created by and authorized by and issuable under this Indenture, which entitles the holder thereof to purchase one Issuer Share (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time, and includes, for the avoidance of doubt, the Osisko Subco Warrants prior to the Amalgamation Effective Time and, following the Amalgamation Effective Time, the Resulting Issuer Warrants issued in exchange for Osisko Subco Warrants; and

"written order", "written request", "written consent" or "certificate" of the Corporation, the Resulting Issuer or the Issuer, as applicable, mean, respectively, a written order, written request, written consent or certificate signed in the name of the Corporation, the Resulting Issuer or the Issuer, as applicable, by any one duly authorized signatory of the Corporation, the Resulting Issuer or the Issuer, as applicable, and may consist of one or more instruments so executed.

1.2 Gender and Number

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

1.3 Construction

(1) The terms "this Warrant Indenture", "this Indenture", "hereto", "herein", "hereby", "hereof" and similar expressions mean and refer to this warrant indenture and any indenture, deed or instrument supplemental hereto.

(2) The expressions "Article", "Section", "subsection" and "paragraph" followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture.

(3) The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.

1.4 Day not a Business Day

If any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence in this Indenture and each Warrant.

1.6 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.7 Applicable Law

This Indenture, the Warrants, the Warrant Certificates (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

ARTICLE 2

ISSUE OF WARRANTS

2.1 Creation and Issue of Warrants

(1) 6,675,000 Warrants (subject to adjustment as herein provided) are hereby authorized to be created and issued in accordance with the terms and conditions hereof. Upon delivery by the Corporation to the Warrant Agent of a written order from the Corporation (i) confirming that the Escrow Release Conditions have been satisfied, that the Subscription Receipts have been converted into Osisko Subco Shares and Osisko Subco Warrants in accordance with the Subscription Receipt Agreement, and that the Corporation intends to proceed to file an amalgamation application under the BCBCA giving effect to the Amalgamation, and (ii) directing the Warrant Agent to forthwith issue the Warrants to the former holders of Subscription Receipts, the Warrant Agent shall forthwith record the name of the Warrantholders on the Register as holders of Osisko Subco Warrants, and the Warrants shall thereupon be deemed to have been created and issued.

(2) Notwithstanding the creation and issuance of the Warrants pursuant to this Section 2.1, the Warrant Agent shall not deliver any Certificated Warrants or Uncertificated Warrants to Warrantholders except following the receipt by the Warrant Agent of a Resulting Issuer Order in accordance with Section 2.2(1).

(3) Registration of interests in the Warrants held by the Depository may be evidenced by a position appearing on the Register for an amount representing the aggregate number of such Warrants outstanding from time to time.

2.2 Exchange of Osisko Subco Warrants for Resulting Issuer Warrants Upon Completion of the RTO Transaction

(1) Upon delivery by the Resulting Issuer to the Warrant Agent of a written order from the Resulting Issuer (the "Resulting Issuer Order") (i) confirming that the Amalgamation has become effective, and (ii) directing the Warrant Agent that each whole Osisko Subco Warrant issued pursuant to Section 2.1 that has not been exercised shall be converted and exchanged into one whole Resulting Issuer Warrant, the Warrant Agent shall countersign and deliver the Resulting Issuer Warrants as Certificated Warrants or Uncertificated Warrants to Warrantholders. Each such Resulting Issuer Warrant shall, upon issuance, constitute a Warrant under this Indenture as if it had been issued under this Indenture.

(2) Upon issuance of the Resulting Issuer Warrants:

(a) the Osisko Subco Warrants in exchange for which such Resulting Issuer Warrants are issued shall be cancelled, and the Corporation shall be released from its obligations with respect to the Osisko Subco Warrants under this Indenture; and

(b) the Resulting Issuer shall assume and agree to perform all obligations of the Issuer under this Indenture, and the Warrant Agent hereby agrees to such assumption.

2.3 Terms of Warrants

(1) Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance herewith, each whole Warrant shall entitle the holder thereof, upon exercise at any time after the Warrant Issue Date and prior to the Expiry Time, to acquire one (1) Issuer Share upon payment of the Exercise Price as provided herein.

(2) No fractional Warrants shall be issued or otherwise provided for hereunder and Warrants may only be exercised in a sufficient number to acquire whole numbers of Issuer Shares. If the aggregate number of Warrants to be issued to a person includes a fractional Warrant, the number of Warrants to be issued to such person shallbe rounded down to the nearest whole number and no consideration shall be paid for any such fractional Warrant.

(3) Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(4) The number of Issuer Shares which may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Article 4.

(5) Neither the Issuer nor the Warrant Agent shall have any obligation to deliver Issuer Shares upon the exercise of any Warrant if the person to whom such shares are to be delivered is a resident of a country or political subdivision thereof in which the Issuer Shares may not lawfully be issued pursuant to applicable securities legislation. The Issuer shall require any person to provide proof of an applicable exemption from such securities legislation to the Issuer and Warrant Agent before any Issuer Shares are delivered pursuant to the exercise of any Warrant. For greater certainty, the Warrant Agent shall be entitled to assume that the issuance and delivery of Issuer Shares pursuant to any Warrant exercise is lawful unless otherwise directed in writing by the Issuer.

2.4 Warrantholder not a Shareholder

Except as may be specifically provided herein, nothing in this Indenture, or in the holding of a Warrant Certificate or entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Issuer, or the right to dividends or other distributions or allocations on the Issuer Shares.

2.5 Not Registered in the United States

The parties hereto acknowledge that the Warrants and the Issuer Shares issuable upon exercise thereof have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and are being issued in the United States or to or for the account or benefit of Qualified Institutional Buyers in reliance on exemptions from the registration requirements of the U.S. Securities Act and similar exemptions under applicable state securities laws.

A Qualified Institutional Buyer may only offer, sell, or otherwise transfer Warrants and Issuer Shares issuable upon exercise thereof: (a) to the Issuer or (b) outside the United States, in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations.

2.6 Warrants to Rank Pari Passu

All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

2.7 Form of Warrants, Certificated Warrants

(1) The Warrants, as well as all certificates or written notices issued in exchange for or in substitution of such Warrants or written notices, issued prior to the completion of the RTO Transaction shall bear the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) [THE DATE OF THE DISTRIBUTION] AND (ii) THE DATE THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY."

(2) The Warrants may be issued in both certificated and uncertificated form. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule "A" hereto, which shall be dated as of the Warrant Issue Date, shall bear such distinguishing letters and numbers as the Issuer may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the Register to be maintained by the Warrant Agent in accordance with Section 2.10.

2.8 Book Entry Only Warrants

(1) Reregistration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.8, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the Register.

(2) Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of any CDS Global Warrants in whole or in part may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(a) the Depository notifies the Issuer that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Issuer is unable to locate a qualified successor;

(b) the Issuer determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Issuer is unable to locate a qualified successor;

(c) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Issuer is unable to locate a qualified successor;

(d) the Issuer determines that the Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

(e) such right is required by Applicable Legislation as determined by the Issuer and the Issuer's Counsel;

(f) the Warrant is to be Authenticated to or for the account or benefit of a QIB Purchaser; or

(g) such registration is effected in accordance with the internal procedures of the Depository and the Warrant Agent,

following which, Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Issuer shall provide a certificate of the Issuer giving notice to the Warrant Agent of the occurrence of any event outlined in clauses (a) to (f) of this Section 2.8(2).

(3) Subject to the provisions of this Section 2.8, any exchange of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.13, mutatis mutandis. All such Warrants issued in exchange for a CDS Global Warrant or any portion thereof shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

(4) Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, whether pursuant to this Section 2.8, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(5) Notwithstanding anything to the contrary in this Indenture, subject to Applicable Legislation, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Issuer.

(6) The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by Applicable Legislation and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(7) Notwithstanding anything herein to the contrary, neither the Issuer nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a) the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(b) maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(c) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(8) The Issuer may terminate the application of this Section 2.8 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

2.9 Warrant Certificate

(1) For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Issuer. Each Warrant Certificate shall be Authenticated on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any one duly authorized signatory of the Issuer; whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Issuer as if it had been signed manually. Any Warrant Certificate which has a signature as hereinbefore provided shall be valid notwithstanding that the person whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Issuer may determine.

(2) The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Issuer shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture, and such Authenticated Uncertificated Warrants shall be binding on the Issuer. The Register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the Register at any time and any later time, the Register at the later time shall be controlling, absent manifest error.

(3) Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and Applicable Legislation, validly entitle the holder to acquire Issuer Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(4) No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the Register, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Issuer of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Issuer that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

2.10 Register of Warrants

(1) The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the Register of the holders of Warrants. The information to be entered for each account in the Register at any time shall include (without limitation):

(a) the names and addresses of the holders of the Warrants, the date of Authentication thereof and the number of Warrants;

(b) whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(c) whether such Warrant has been cancelled; and

(d) a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

The Register shall be available for inspection by the Issuer or any Warrantholder during the Warrant Agent's regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Issuer and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(2) Once an Uncertificated Warrant has been Authenticated, the information set forth in the Register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Issuer and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Issuer or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Issuer or to the Warrant Agent.

2.11 Issue in Substitution for Warrant Certificates Lost, etc.

(1) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Issuer, subject to Applicable Legislation, shall issue and thereupon the Warrant Agent shall certify and deliver, a new Warrant Certificate of like tenor, and bearing the same legend, if applicable, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Issuer and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.11 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Issuer and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Issuer and to the Warrant Agent, in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Issuer and the Warrant Agent, in their sole discretion, and shall pay the reasonable charges of the Issuer and the Warrant Agent in connection therewith.

2.12 Exchange of Warrant Certificates

(1) Any one or more Warrant Certificates representing any number of Warrants may, upon compliance with the reasonable requirements of the Warrant Agent (including compliance with applicable securities legislation), be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants, and bearing the same legend, if applicable, as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(2) Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Issuer with the approval of the Warrant Agent. Any Warrant Certificate from the holder (or such other instructions,in form satisfactory to the Warrant Agent), tendered for exchange shall be surrendered to the Warrant Agency and cancelled by the Warrant Agent.

2.13 Transfer and Ownership of Warrants

(1) The Warrants may only be transferred on the Register kept by the Warrant Agent at the Warrant Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon (a) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificate representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule "A" and (b) in the case of Book Entry Only Warrants, in accordance with procedures prescribed by the Depository under the book entry registration system, and (c) upon compliance with:

(i) the conditions herein;

(ii) such reasonable requirements as the Warrant Agent may prescribe; and

(iii) all applicable securities legislation and requirements of regulatory authorities;

and, in the case of a Warrant Certificate, such transfer shall be duly noted in such Register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, or the Warrant Agent shall Authenticate and deliver a Warrant Certificate upon request that part of the CDS Global Warrant be certificated. Transfers within the systems of the Depository are not the responsibility of the Warrant Agent and will not be noted on the Register maintained by the Warrant Agent and Warrants that are held as Book Entry Only Warrants shall be transferred and recorded through the relevant Book Entry Only Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.

No duty shall rest with the Warrant Agent to determine compliance of the transferor or transferee with Applicable Securities Laws. The Warrant Agent shall be entitled to assume that all transfers are legal and proper.

(2) Subject to the provisions of this Indenture and Applicable Legislation, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Issuer Shares by the Issuer upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Issuer and the Warrant Agent with respect to such Warrants and neither the Issuer nor the Warrant Agent shall be bound to inquire into the title of any such holder.

2.14 Cancellation of Surrendered Warrants

All Warrant Certificates surrendered pursuant to Section 2.11, Section 2.12, Section 2.13, Article 3 or Section 5.1 shall be cancelled by the Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the Register by the Warrant Agent. Upon written request by the Issuer, the Warrant Agent shall furnish to the Issuer a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby, the number of Issuer Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates cancelled.

ARTICLE 3

EXERCISE OF WARRANTS

3.1 Right of Exercise

Subject to the provisions hereof, each whole Warrant shall entitle the holder, from the Warrant Issue Date and prior to the Expiry Time, to subscribe for and purchase that number of Issuer Shares equal to the Exchange Rate, at a price per share equal to the Exercise Price, all in accordance with the terms hereof and the conditions herein.

3.2 Warrant Exercise

(1) Warrantholders of Warrant Certificates who wish to exercise the Warrants held by them in order to acquire Issuer Shares must complete the exercise form (the "Exercise Notice") attached to the Warrant Certificate(s) which form is attached hereto as Schedule "B", which may be amended by the Issuer with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Issuer and the Warrant Agent, which may be based on the advice of Counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Exercise Notice and a certified cheque, bank draft or money order payable to or to the order of the Issuer for the aggregate Exercise Price to the Warrant Agent at the Warrant Agency. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Notice and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a "Confirmation") in a manner acceptable to the Warrant Agent, including by electronic means through a book based registration system, including CDSX. An electronic exercise of the Warrants initiated by the Book Entry Only Participant through a Book Based System, including CDSX, shall constitute a representation to both the Issuer and the Warrant Agent that the beneficial owner at the time of exercise of such Warrants (I) (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Warrants on behalf of a U.S. Person or a person in the United States; (c) was not offered and did not acquire the Warrants in the United States; and (d) did not execute or deliver the notice of the owner's intention to exercise such Warrants in the United States or (II) is a QIB Purchaser, and the representations, warranties and covenants made by such QIB Purchaser in the U.S. Purchaser Letter attached as Schedule E to the U.S. Subscription Agreement remain true and correct at the time of exercise. If the Book Entry Only Participant is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Warrants, then such Warrants shall be required to be withdrawn from the Book Based System by the Book Entry Only Participant and an individually registered Warrant Certificate shall be issued by the Warrant Agent to such beneficial owner or Book Entry Only Participant and the exercise procedures set forth in Section 3.2(1) shall be followed (and provided, for greater certainty, that the foregoing does not apply, in the case of a QIB Purchaser who complies with Section 3.3(2)).

(2) Subject to Section 3.3(2) below, the Warrants may not be exercised by or on behalf of a person in the United States or a U.S. Person.

(3) Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by causing the issuance to the Depository through the book entry registration system of the Issuer Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

(4) By causing a Book Entry Only Participant to deliver notice to the Depository, a beneficial holder shall be deemed to have irrevocably surrendered his, her or its Warrants so exercised and appointed such Book Entry Only Participant to act as his, her or its exclusive settlement agent with respect to the exercise of the Warrants and the receipt of Issuer Shares in connection with the obligations arising from such exercise.

(5) Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the beneficial holder's instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Only Participant or the Warrantholder.

(6) Any exercise form or Exercise Notice referred to in this Section 3.2 shall be signed by the registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the registered Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form or Exercise Notice need not be executed by the Depository.

(7) Any exercise referred to in this Section 3.2 shall require that the entire Exercise Price for Issuer Shares subscribed must be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the registered Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(8) If the form of Exercise Notice set forth in the Warrant Certificate shall have been amended, the Issuer shall cause the amended Exercise Notice to be forwarded to all Warrantholders.

(9) Exercise Notices and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent's actual business hours on any Business Day prior to the Expiry Time. Any Exercise Notice or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(10) Any Warrant with respect to which a Confirmation or valid exercise is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

3.3 Prohibition on Exercise by Persons in the United States and U.S. Persons

(1) Subject to Section 3.3(2) below, (i) Warrants may not be exercised within the United States or by or on behalf of any person in the United States or U.S. Person; and (ii) no Issuer Shares issued upon exercise of Warrants may be delivered to any address in the United States unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States.

(2) Notwithstanding Section 3.2(2) or Section 3.3(1), (i) Warrants may be exercised in the United States or by or on behalf of a person in the United States or U.S. Person, and (ii) Issuer Shares issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that the person exercising the Warrants is a QIB Purchaser with respect to those Warrants that originally executed a U.S. Subscription Agreement and the representations, warranties and covenants made by such QIB Purchaser in the U.S. Purchaser Letter attached as Schedule E to the U.S. Subscription Agreement remain true and correct at the time of exercise and any exercise of Warrants without the delivery of an opinion of counsel or other evidence shall be deemed a representation and warranty to the Issuer to that effect or has provided an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Issuer that the exercise of the Warrants and the issuance of the Issuer Shares are exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

3.4 Transfer Fees and Taxes

If any of the Issuer Shares subscribed for are to be issued to a person or persons other than the registered Warrantholder, the registered Warrantholder shall execute the form of transfer as set forth in Schedule "A" and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Issuer, or the Warrant Agent on behalf of the Issuer, all applicable transfer or similar taxes and the Issuer will not be required to issue or deliver certificates evidencing Issuer Shares unless or until such Warrantholder shall have paid to the Issuer or the Warrant Agent on behalf of the Issuer, the amount of such tax or shall have established to the satisfaction of the Issuer and the Warrant Agent that such tax has been paid or that no tax is due.

3.5 Warrant Agency

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Issuer has appointed the Warrant Agency as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Issuer may from time to time designate alternate or additional places as the Warrant Agency (subject to the Warrant Agent's prior approval) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Issuer, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Issuer or any registered Warrantholder, upon payment of the Warrant Agent's reasonable charges, furnish a list of the names and addresses of Warrantholders showing the number of Warrants held by each such registered Warrantholder.

3.6 Effect of Exercise of Warrants

(1) Upon the exercise of Warrants pursuant to and in compliance with Section 3.2 and subject to Section 3.3, the Issuer Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Issuer Shares are to be issued shall be deemed to have become the holder or holders of such Issuer Shares on the Exercise Date unless the Register shall be closed on such date, in which case the Issuer Shares subscribed for shall be deemed to have been issued, and such person or persons deemed to have become the holder or holders of record of such Issuer Shares, on the date on which such Register is reopened. It is hereby understood that, in order for persons to whom Issuer Shares are to be issued to become holders of Issuer Shares of record on the Exercise Date, beneficial holders must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise at least one Business Day prior to such Exercise Date.

(2) Within five Business Days after the Exercise Date with respect to a Warrant, the Warrant Agent shall use commercially reasonable efforts to cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Issuer Shares subscribed for, or any other appropriate evidence of the issuance of Issuer Shares to such person or persons in respect of Issuer Shares issued under the book entry registration system or direct registration system.

3.7 Partial Exercise of Warrants; Fractions

(1) A holder of Warrants may exercise his, her or its right to acquire a number of whole Issuer Shares less than the aggregate number which the holder is entitled to acquire pursuant to such Warrants.

In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s), bearing the same legend, if applicable, or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(2) Notwithstanding anything herein contained, including any adjustment provided for in Section 4.1, the Issuer shall not be required, upon the exercise of any Warrants, to issue fractions of Issuer Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Issuer Shares. If, upon the exercise of Warrants by a person, the aggregate number of Issuer Shares to be issued to such person includes a fractional Issuer Share, the number of Issuer Shares to be issued to such person shall be rounded down to the nearest whole number and no consideration shall be paid for any such fractional Issuer Share.

3.8 Expiration of Warrants

From and after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

3.9 Accounting and Recording

(1) The Warrant Agent shall promptly account to the Issuer with respect to Warrants exercised, and shall promptly forward to the Issuer (or into an account or accounts of the Issuer with the bank or trust company designated by the Issuer for that purpose), all monies received by the Warrant Agent on the subscription of Issuer Shares through the exercise of Warrants. All such monies and any securities or other instruments from time to time received by the Warrant Agent shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent for, the Warrantholders and the Issuer as their interests may appear.

(2) The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Issuer Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Issuer within five Business Days of any request by the Issuer therefor.

3.10 Securities Restrictions

Notwithstanding anything herein contained, no Issuer Shares will be issued pursuant to the exercise of any Warrant if the issuance of such Issuer Shares would constitute a violation of the securities laws of any applicable jurisdiction, and, without limiting the generality of the foregoing, the Issuer will legend the certificates representing the Issuer Shares issuable upon exercise of any Warrant if, in the opinion of counsel to the Issuer, such legend is necessary in order to avoid a violation of any securities laws of any applicable jurisdiction or to comply with the requirements of any stock exchange on which the Issuer Shares are listed; provided that if, at any time, in the opinion of outside counsel to the Issuer, acting reasonably, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at his, her or its expense, provides the Issuer with evidence satisfactory in form and substance to the Issuer (which may include an opinion of counsel of recognized standing satisfactory to the Issuer) to the effect that such holder is entitled to sell or otherwise transfer such securities in a transaction in which such legends are not required, such legended certificates may thereafter be surrendered to the Warrant Agent in exchange for a certificate that does not bear such legends.

The Warrant Agent shall be entitled to assume that the Issuer Shares may be issued pursuant to the exercise of any Warrant without violating any Applicable Securities Laws and without legending the certificate representing the Issuer Shares unless the Warrant Agent has received notice in writing from the Issuer stating otherwise and setting forth the restrictions on the exercise of the Warrants and any legend the certificates representing the Issuer Shares should bear.

ARTICLE 4

ADJUSTMENT OF NUMBER OF ISSUER SHARES AND EXERCISE PRICE

4.1 Adjustment of Number of Issuer Shares and Exercise Price

The subscription rights in effect under the Warrants for Issuer Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a) if, at any time during the Adjustment Period, the Issuer shall:

(i) subdivide, re-divide or change its outstanding Issuer Shares into a greater number of Issuer Shares;

(ii) reduce, combine or consolidate its outstanding Issuer Shares into a lesser number of Issuer Shares (but excluding, for the avoidance of doubt, the Consolidation); or

(iii) issue Issuer Shares or securities exchangeable for, or convertible into, Issuer Shares to all or substantially all of the holders of Issuer Shares by way of stock dividend or other distribution (other than a distribution of Issuer Shares upon the exercise of Warrants or any outstanding options);

(any of such events in Section 4.1(a)(i), (ii) or (iii) being called an "Issuer Share Recapitalization"), then, in each case:

(iv) the Exercise Price shall be adjusted as of the effective date or record date of such Issuer Share Recapitalization so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Issuer Shares outstanding on such effective date or record date before giving effect to such Issuer Share Recapitalization, and the denominator of which shall be the number of Issuer Shares outstanding as of the effective date or record date after giving effect to such Issuer Share Recapitalization (including, in the case where securities exchangeable for or convertible into Issuer Shares are distributed, the number of Issuer Shares that would have been outstanding had such securities been exchanged for or converted into Issuer Shares on such record date or effective date); and

(v) concurrently with any adjustment of the Exercise Price pursuant to this Section 4.1(a), the Exchange Rate shall be adjusted so that it shall equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and\

(vi) any adjustments required under this Section 4.1(a) shall be made successively whenever any Issuer Share Capitalization shall occur;

(b) if and whenever, at any time during the Adjustment Period, the Issuer shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of outstanding Issuer Shares entitling them, for a period expiring not more than 45 days after such record date ("Rights Offering Exercise Period"), to subscribe for or purchase Issuer Shares (or securities convertible or exchangeable into Issuer Shares) at a price per Issuer Share (or having a conversion or exchange price per Issuer Share) less than 95% of the Current Market Price on such record date (a "Rights Offering"), then, in each case:

(i) the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Issuer Shares outstanding on such record date plus that number of Issuer Shares determined by dividing the aggregate price of the total number of additional Issuer Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price, and of which the denominator shall be the total number of Issuer Shares outstanding on such record date plus the total number of additional Issuer Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; for purposes of the foregoing calculation, any Issuer Shares owned by or held for the account of the Issuer shall be deemed not to be outstanding;

(ii) to the extent that no such rights or warrants are exercised prior to the expiry of the Rights Offering Exercise Period, the Exercise Price shall, upon expiry of the Rights Offering Exercise Period, be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed;

(iii) if any such rights or warrants are exercised, the Exercise Price shall, upon such exercise, be adjusted to the Exercise Price which would otherwise be determined under Section 4.1(b)(i) if each reference therein to "offered for subscription or purchase" were replaced by a reference to "issued upon the exercise of such rights or warrants" and each reference therein to "so offered" were replaced by a reference to "so purchased";

(iv) concurrently with any adjustment of the Exercise Price pursuant to this Section 4.1(b), the Exchange Rate will be adjusted so that it will equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(v) any adjustments required by this Section 4.1(b) shall be made successively whenever a record date for a Rights Offering is fixed ( provided that if two or more such record dates or are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates);

(c) if and whenever at any time during the Adjustment Period the Issuer shall fix a record date for the making of a distribution to all or substantially all the holders of outstanding Issuer Shares of (i) securities of any class, whether of the Issuer or any other person (other than Issuer Shares), (ii) rights, options or warrants to subscribe for or purchase Issuer Shares (or other securities convertible into or exchangeable for Issuer Shares), other than pursuant to a Rights Offering; (iii) evidences of its indebtedness, or (iv) any property or other assets (but excluding any cash dividends), then, in each such case:

(i) the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Issuer Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Issuer (subject to TSXV approval), of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Issuer from the holders of the Issuer Shares, and of which the denominator shall be the total number of Issuer Shares outstanding on such record date multiplied by the Current Market Price; for purposes of the foregoing calculation, Issuer Shares owned by or held for the account of the Issuer Corporation shall be deemed not to be outstanding;

(ii) to the extent no such distribution is made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed;

(iii) concurrently, with any adjustment of the Exercise Price pursuant to this Section 4.1(c), the Exchange Rate will be adjusted so that it will equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(iv) any adjustments required by this Section 4.1(c) shall be made successively whenever such a record date is fixed;

(d) if and whenever at any time during the Adjustment Period there is a reclassification or redesignation of the Issuer Shares, or a capital reorganization of the Issuer (other than as described in Section 4.1(a)) or a consolidation, amalgamation, arrangement, merger or other form of business combination of the Issuer with or into any other body corporate, trust, partnership or other entity that results in any reclassification of the Issuer Shares or any change or exchange of the Issuer Shares into or for other securities (excluding the exchange of Osisko Subco Shares for Resulting Issuer Shares pursuant to the RTO Transaction) or any sale, lease, exchange, transfer or conveyance of the property, undertaking and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any of such events being a "Capital Reorganization"), any registered Warrantholder who has not exercised its right of acquisition prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Issuer Shares that prior to such effective date the registered Warrantholder would have been entitled to receive, the number of shares or other securities or property of the Issuer or of the body corporate, trust,partnership or other entity resulting from such Capital Reorganization, that such registered Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the effective date thereof, as the case may be, the registered Warrantholder had been the registered holder of the number of Issuer Shares to which prior to such effective date it was entitled to acquire upon the exercise of the Warrants. If determined appropriate by the Warrant Agent, relying on advice of Counsel, to give effect to or to evidence the provisions of this Section 4.1(d), the Issuer, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a registered Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Issuer, any successor to the Issuer or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent pursuant to the provisions of this Section 4.1(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 8 hereof. Any indenture entered into between the Issuer, any successor to the Issuer or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, redesignations, capital reorganizations, arrangements, amalgamations, consolidations, mergers, sales or conveyances;

(e) in any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the registered Warrantholder of any Warrant exercised after the record date and prior to completion of such event the additional Issuer Shares issuable by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Issuer shall deliver to such registered Warrantholder an appropriate instrument evidencing such registered Warrantholder's right to receive such additional Issuer Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Issuer Shares declared in favour of holders of record of Issuer Shares on and after the relevant date of exercise or such later date as such registered Warrantholder would, but for the provisions of this Section 4.1(e), have become the holder of record of such additional Issuer Shares pursuant to Section 4.1;

(f) in any case in which Section 4.1(a)(iii), Section 4.1(b) or Section 4.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Warrantholders of the outstanding Warrants receive, subject to any required stock exchange or regulatory approval, the rights or warrants referred to in Section 4.1(a)(iii), Section 4.1(b) or the shares, rights, options, warrants, evidences of indebtedness or assets referred to in Section 4.1(c), as the case may be, in such kind and number as they would have received if they had been holders of Issuer Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Issuer Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(g) the adjustments provided for in this Section 4.1 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest whole cent and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section 4.1, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and

(h) after any adjustment pursuant to this Section 4.1, the term "Issuer Shares" where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the registered Warrantholder is entitled to receive upon the exercise of this Warrant, and the number of Issuer Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Issuer Shares and other property or securities a registered Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant.

4.2 Entitlement to Issuer Shares on Exercise of Warrant

All Issuer Shares, or shares of any class or other securities, which a registered Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be Issuer Shares which such registered Warrantholder is entitled to acquire pursuant to such Warrant.

4.3 No Adjustment for Certain Transactions

Notwithstanding anything in this Article 4, no adjustment shall be made under Section 4.1 in respect of: (a) the RTO Transaction (including, for the avoidance of doubt, the Consolidation, the issuance of Osisko Subco Shares to Osisko pursuant to the Osisko Contribution Agreement, and the exchange of Osisko Subco Shares for Resulting Issuer Shares pursuant to the Amalgamation Agreement); or (b) any issuance of Issuer Shares made (i) pursuant to this Indenture, (ii) pursuant to any stock option plan, share incentive plan, restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Issuer; or (iii) in satisfaction of existing instruments outstanding at the date hereof.

4.4 Determination by Independent Firm

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by an independent firm of chartered accountants other than the Auditors, who shall have access to all necessary records of the Issuer, and such determination shall be binding upon the Issuer, the Warrant Agent, all holders and all other persons interested therein.

4.5 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Issuer Shares which are to be received upon the exercise thereof, the Issuer shall take any action which may, in the opinion of Counsel, be necessary in order that the Issuer has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Issuer Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.6 Certificate of Adjustment

The Issuer shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.1, deliver a certificate of the Issuer to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Auditors verifying such calculation. The Warrant Agent shall act and rely, and shall be protected in acting and relying, upon the certificate of the Issuer or of the Auditors and any other document filed by the Issuer pursuant to this Article 4 for all purposes.

4.7 Notice of Special Matters

The Issuer covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Warrantholders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Section 4.1. Such notice shall specify the particulars of such event and the record date for such event, provided that the Issuer shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Issuer shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Warrantholders of such adjustment computation.

4.8 No Action after Notice

The Issuer covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the registered Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 4.6 and Section 4.7.

4.9 Other Action

If the Issuer, after the date hereof, shall take any action affecting the Issuer Shares, other than an action described in Section 4.1 or an action referred to in Section 4.3, which in the reasonable opinion of the directors of the Issuer would materially affect the rights of Warrantholders, the Exercise Price and/or Exchange Rate shall be adjusted in such manner and at such time, by action of the directors, acting reasonably and in good faith, as they in their sole discretion may determine to be equitable to the Warrantholders in the circumstances, provided that no such adjustment will be made unless any requisite prior approval of any stock exchange on which the Issuer Shares are or may be listed for trading has been obtained.

4.10 Protection of Warrant Agent

The Warrant Agent shall not:

(a) at any time be under any duty or responsibility to any registered Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) be accountable with respect to the validity or value (or the kind or amount) of any Issuer Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) be responsible for any failure of the Issuer to issue, transfer or deliver Osisko Subco Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d) incur any liability or be in any way responsible for the consequences of any breach on the part of the Issuer of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Issuer.

4.11 Participation by Warrantholder

No adjustments shall be made pursuant to this Article 4 if the Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event.

4.12 Regulatory Approval of Adjustments

Notwithstanding the foregoing, any adjustment to the Exercise Price and/or Exchange Rate shall be subject to the prior written consent of the TSXV.

ARTICLE 5

RIGHTS OF THE ISSUER AND COVENANTS

5.1 Optional Purchases by the Issuer

Subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, if any, the Issuer may from time to time purchase, by private contract or otherwise, any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors of the Issuer, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Issuer, in its sole discretion, may determine. In the case of Certificated Warrants, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent and reflected accordingly on the Register of Warrants. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly on the Register of Warrant and in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in replacement thereof.

5.2 General Covenants

The Issuer covenants with the Warrant Agent, for the benefit of the Warrant Agent and the Warrantholders, that so long as any Warrants remain outstanding:

(a) it will reserve and keep available a sufficient number of Issuer Shares for the purpose of enabling it to satisfy its obligations to issue Issuer Shares upon the exercise of the Warrants;

(b) it will cause the Issuer Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(c) all Issuer Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable, free and clear of all encumbrances;

(d) it will use commercially reasonable efforts to maintain its existence and carry on its business in the ordinary course; provided that this clause shall not be construed as limiting or restricting the Issuer from agreeing to a consolidation, amalgamation, arrangement, takeover bid or merger even if the consideration being offered is not securities that are listed and posted for trading on a recognized Canadian stock exchange, provided that such transaction has been approved in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the applicable stock exchange;

(e) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture; and

(f) it will promptly notify the Warrant Agent and the Warrantholders in writing of any default under the terms of this Warrant Indenture which remains unrectified for more than five days following its occurrence.

Barolo (on its own behalf and as the Resulting Issuer following the Amalgamation Effective Time) covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding following completion of the RTO Transaction:

(a) it will use commercially reasonable efforts to ensure that the Resulting Issuer Shares outstanding or issuable from time to time (including without limitation the Resulting Issuer Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the TSXV (or such other Canadian stock exchange acceptable to the Corporation), provided that this clause shall not be construed as limiting or restricting the Resulting Issuer from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Resulting Issuer Shares ceasing to be listed and posted for trading on such exchanges, so long as the holders of the Resulting Issuer Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of such exchanges or the holders of Resulting Issuer Shares receive securities of an entity which is listed on a stock exchange in Canada or cash; and

(b) it will make all requisite filings under and otherwise take all requisite steps under and satisfy applicable Canadian securities legislation including those filings and other steps necessary to remain a reporting issuer not in default in each of the provinces and other Canadian jurisdictions where it is or becomes a reporting issuer.

5.3 Warrant Agent's Remuneration and Expenses

The Issuer covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties and obligations hereunder (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 5.3 shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.

5.4 Performance of Covenants by Warrant Agent

If the Issuer shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Issuer and may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Issuer of any default hereunder or of its continuing obligations under the covenants herein contained.

5.5 Enforceability of Warrants

The Issuer covenants and agrees that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Issuer in accordance with the provisions hereof and the terms hereof and that, subject to the provisions of this Indenture, the Issuer willcause the Issuer Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered in accordance with the terms of this Indenture.

ARTICLE 6

ENFORCEMENT

6.1 Suits by Warrantholders

All or any of the rights conferred upon any registered Warrantholder by any of the terms of this Indenture may be enforced by the registered Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

6.2 Suits by the Issuer

The Issuer shall have the right to enforce full payment of the Exercise Price of all Issuer Shares issued by the Warrant Agent to a registered Warrantholder hereunder and shall be entitled to demand such payment from the registered Warrantholder or alternatively to instruct the Warrant Agent to cause the cancellation of the share certificates and amend the securities register accordingly.

6.3 Immunity of Shareholders, etc.

The Warrant Agent and the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, trustee, employee or agent of any Issuer or any successor corporation on any covenant, agreement, representation or warranty by the Issuer herein. Only the Issuer shall be bound in respect hereof.

6.4 Waiver of Default

Upon the happening of any default hereunder:

(a) the Warrantholders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, on the advice of Counsel, if, in the Warrant Agent's opinion, based on the advice of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7

MEETINGS OF REGISTERED WARRANTHOLDERS

7.1 Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Issuer or of a Warrantholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Issuer or by the Warrantholders signing such Warrantholders' Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. If the Warrant Agent fails to so call a meeting within seven days after receipt of such written request of the Issuer or such Warrantholders' Request and the indemnity and funding given as aforesaid, the Issuer or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, in the Province of Ontario, or at such other place as may be approved or determined by the Warrant Agent.

7.2 Notice

At least 21 days' prior written notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Issuer (unless the meeting has been called by the Issuer). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Section 7.2.

7.3 Chair

An individual (who need not be a registered Warrantholder) designated in writing by the Warrant Agent shall be chair of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chair.

7.4 Quorum

Subject to the provisions of Section 7.11, at any meeting of the Warrantholders a quorum shall consist of registered Warrantholder(s) present in person or by proxy holding at least 25% of the then outstanding Warrants. If a quorum of the Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business.At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 25% of the aggregate number of all then outstanding Warrants.

7.5 Power to Adjourn

The chair of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7 Poll and Voting

(1) On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chair or by one or more of the Warrantholders acting in person or by proxy and holding in the aggregate at least 5% of the aggregate number of Warrants then outstanding, a poll shall be taken in such manner as the chair shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(2) On a show of hands, every person who is present and entitled to vote, whether as a registered Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each registered Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it. A proxy need not be a registered Warrantholder. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

7.8 Regulations

(1) The Warrant Agent, or the Issuer with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a registered Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Warrantholders or proxies of Warrantholders.

7.9 Issuer and Warrant Agent May be Represented

The Issuer and the Warrant Agent, by their respective directors, officers, agents, and employees, and Counsel for the Issuer and for the Warrant Agent may attend any meeting of the Warrantholders.

7.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall, subject to the provisions of Section 7.11, have the power exercisable from time to time by Extraordinary Resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent's prior consent, acting reasonably) or on behalf of the Warrantholders against the Issuer whether such rights arise under this Indenture or otherwise;

(b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c) to direct or to authorize the Warrant Agent, subject to Section 9.2(2) hereof, to enforce any of the covenants on the part of the Issuer contained in this Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Warrant Agent to waive, any default on the part of the Issuer in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) to restrain any registered Warrantholder from taking or instituting any suit, action or proceeding against the Issuer for the enforcement of any of the covenants on the part of the Issuer in this Indenture or to enforce any of the rights of the Warrantholders;

(f) to direct any registered Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such registered Warrantholder in connection therewith;

(g) to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Issuer, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h) with the consent of the Issuer, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Issuer.

7.11 Meaning of Extraordinary Resolution

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution: (i) proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Warrantholders holding in the aggregate at least 25% of the aggregate number of Warrants then outstanding and passed by the affirmative votes of Warrantholders holding not less than 66 2/3% of the aggregate number of Warrants then outstanding at the meeting and voted on the poll upon such resolution; or (ii) in writing signed by the holders of at least 66 2/3% of the then outstanding Warrants on any matter that would otherwise be voted upon at a meeting called to approve such resolution as contemplated in this Section 7.11(1).

(2) If, at the meeting at which an Extraordinary Resolution is to be considered, Warrantholders holding at least 25% of the aggregate number of Warrants then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chair. Not less than 14 days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 25% of the aggregate number of the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3) Subject to Section 7.14, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chair or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Warrantholders holding not less than a majority or in the case of an Extraordinary Resolution, holding not less than 66 2/3%, of the aggregate number of all of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed by holders of not less than 66 2/3% of the aggregate number of all of the then outstanding Warrants.

7.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16 Holdings by Issuer Disregarded

In determining whether Warrantholders are holding the required number of Warrants at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Issuer shall be disregarded in accordance with the provisions of Section 10.7.

ARTICLE 8

SUPPLEMENTAL INDENTURES

8.1 Provision for Supplemental Indentures for Certain Purposes

Subject to regulatory approval, from time to time, the Issuer (when authorized by action of the directors) and the Warrant Agent may, subject to the provisions hereof and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 4;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(c) giving effect to any Extraordinary Resolution passed as provided in Section 7.11;

(d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(e) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f) modifying any of the provisions of this Indenture, including relieving the Issuer from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(g) providing for the issuance of additional Warrants hereunder, including Warrants in excess of the number set out in Section 2.1(1), and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of Counsel; and

(h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

8.2 Successor Entities

(1) In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Issuer as an entirety or substantially as an entirety to or with another entity ("successor entity"), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Issuer) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Issuer.

(2) The provisions of 8.2(1) shall not apply to the RTO Transaction and the exchange of Osisko Subco Warrants for Resulting Issuer Warrants, which shall instead be governed by Section 2.2.

ARTICLE 9

CONCERNING THE WARRANT AGENT

9.1 Warrant Indenture Legislation

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Issuer and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

9.2 Rights and Duties of Warrant Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligent action, willful misconduct, bad faith or fraud under this Indenture.

(2) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent and its officers, directors, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Warrants Certificates held by them, for which Warrants the Warrant Agent shall issue receipts.

(4) Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation.

9.3 Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Issuer shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Issuer.

(2) In the exercise of its rights and duties hereunder, the Warrant Agent shall be protected in acting and relying upon any written notice, opinions, reports, certificates, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents" in this Section 9.3) furnished to it and signed by any person required to or entitled to execute and deliver to the Warrant Agent any such Documents in connection with this Indenture, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine, provided the Warrant Agent examines the Documents and determines it complies with the applicable requirements of this Indenture. The Warrant Agent has sole discretion and shall be protected in acting and relying upon any Document received either in facsimile or by e-mail of a pdf form.

(3) Whenever it is provided in this Indenture or under Applicable Legislation that the Issuer shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Issuer to have the Warrant Agent take the action to be based thereon.

(4) Whenever Applicable Legislation requires that evidence referred to in Section 9.3(1) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Issuer required by any provision hereof. Any such statutory declaration may be made by one or more of the Chair of the Board and Chief Executive Officer, President and Chief Operating Officer, Executive Vice-President, Vice-President, Secretary, Controller, Treasurer, or any Assistant-Secretary or Assistant-Treasurer of the Issuer.

(5) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary, solicitor or commissioner for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder,shallinclude a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(6) The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging and determining its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such Counsel, experts or advisers who have been appointed with due care by the Warrant Agent. The Issuer shall pay or reimburse the Warrant Agent for any reasonable fees, expenses and disbursements of such Counsel or advisers.

(7) The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser in good standing and who in good faith the Warrant Agent determined would be appropriately able to give such opinion, advice or information, whether retained or employed by the Issuer or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

9.4 Documents, Monies, etc. Held by Warrant Agent

Until released in accordance with this Indenture, any funds received hereunder shall be kept in segregated records of the Warrant Agent and the Warrant Agent shall place the funds in segregated trust accounts of the Warrant Agent at one or more of the Canadian Chartered Banks listed in Schedule 1 of the Bank Act (Canada) (each, an "Approved Bank"). All amounts held by the Warrant Agent pursuant to this Indenture shall be held by the Warrant Agent for the Issuer and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Warrant Agent pursuant to this Indenture are at the sole risk of the Issuer and, without limiting the generality of the foregoing, the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an Approved Bank pursuant to this section, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The parties hereto acknowledge and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make any further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all of such monies and need not, invest same; the Warrant Agent shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

9.5 Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

9.6 Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the agency and powers of this Indenture or otherwise in respect of the premises.

9.7 Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to the Warrant Agent it is expressly declared and agreed as follows:

(a) the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 9.9 or in the Authentication of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Issuer;

(b) nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Issuer of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Issuer;

(e) the Issuer hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates,

their officers, directors, employees, agents, successors and assigns (the "Indemnified Parties") from and against any and all liabilities whatsoever, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgments, expenses and disbursements, including reasonable legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties' duties, or any other services that the Warrant Agent may provide in connection with or in any way relating to this Indenture. The Issuer agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Issuer shall not be required to indemnify the Indemnified Parties in the event of the gross negligence or wilful misconduct of the Warrant Agent, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture; and

(f) Notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Issuer to the Warrant Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(g) The Warrant Agent shall not be liable for any error in good judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith or willful misconduct.

9.8 Replacement of Warrant Agent; Successor by Merger

(1) The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Issuer not less than 60 days' prior notice in writing or such shorter prior notice as the Issuer may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new warrant agent unless a new warrant agent has already been appointed by the Warrantholders; failing such appointment by the Issuer, the retiring Warrant Agent or any registered Warrantholder may apply to a judge of the Superior Court of the Province of Ontario on such notice as such judge may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Issuer or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under any provision of this Section 9.8 shall be an entity authorized to carry on the business of a trust company in the Province of Ontario and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder.

(2) Upon the appointment of a successor warrant agent, the Issuer shall promptly notify the Warrantholders thereof in the manner provided for in Section 10.2.

(3) Any Warrant Certificates Authenticated but not delivered by a predecessor Warrant Agent may be adopted and delivered by the successor warrant agent in the name of the predecessor or successor warrant agent: and in case at that time any of the Warrant Certificates have not been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases such Warrant Certificates will have the full force provided in the Warrant Certificates and in this Indenture.

(4) Any Issuer into which the Warrant Agent may be merged or consolidated or amalgamated, or any Issuer resulting therefrom to which the Warrant Agent shall be a party, or any Issuer succeeding to substantially the corporate trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such Issuer would be eligible for appointment as successor Warrant Agent under Section 9.8(1).

9.9 Conflict of Interest

(1) The Warrant Agent represents to the Issuer that to the best of its knowledge, at the time of execution and delivery of this Indenture hereof no material conflict of interest exists with respect to the Warrant Agent role as Warrant Agent hereunder.

(2) Subject to Section 9.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Issuer and generally may contract and enter into financial transactions with the Issuer without being liable to account for any profit made thereby.

9.10 Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

9.11 Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Issuer.

9.12 Warrant Agent Not Required to Give Notice of Default

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

9.13 Anti-Money Laundering

(1) Each party to this Indenture other than the Warrant Agent hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

(2) The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanctions, legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanctions, legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Indenture, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

9.14 Compliance with Privacy Code

The parties acknowledge that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Warrant Agent manage its servicing relationships with such individuals;

(c) to meet the Warrant Agent's legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website, www.tsxtrust.com, or upon request, including revisions thereto. Further, each party agree that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Issuer has assured itself that such individual understands and has consented to the aforementioned uses and disclosures. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

9.15 Securities Exchange Commission Certification

The Issuer confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act or have a reporting obligation pursuant to Section 15(d) of the U.S Securities Exchange Act. The Issuer covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Securities Exchange Act or the Issuer shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Issuer in accordance with the U.S. Securities Exchange Act, the Issuer shall promptly deliver to the Warrant Agent an officers' certificate notifying the Warrant Agent of such registration or termination and such other information as the Warrant Agent may require at the time. The Issuer acknowledges that Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission ("SEC") obligations with respect to those clients who are filing with the SEC.

ARTICLE 10

GENERAL

10.1 Notice to the Corporation, Barolo, Resulting Issuer and Warrant Agent

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, Barolo, the Resulting Issuer or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid, if faxed or if emailed:

(a) If to the Corporation:

Osisko Development Holdings Inc.

1100 Avenue des Canadiens-de-Montréal, Suite 300
Montréal, QC H3B 2S2

Attention:	André Le Bel
Email:	alebel@osiskogr.com

with a copy (which will not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place, P.O. Box 130

Toronto, ON M5X 1A4

Attention:	Sander Grieve
Email:	grieves@bennettjones.com

(b) If to Barolo:

Barolo Ventures Corp.

1609 - 609 Granville Street
Vancouver, BC V7Y 1C3

Attention:	Scott Ackerman
Email:	sackerman@emprisecapital.com

with a copy to (which will not constitute notice):

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building, 885 West Georgia St.

Vancouver, British Columbia V6C 3E8

Attention:	Jeff Durno
Email:	jdurno@cassels.com

(c) If to the Resulting Issuer:

Osisko Development Corp.

1100 Avenue des Canadiens-de-Montréal, Suite 300
Montréal, QC H3B 2S2

Attention:	André Le Bel
Email:	alebel@osiskogr.com

with a copy (which will not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place, P.O. Box 130

Toronto, ON M5X 1A4

Attention:	Sander Grieve
Email:	grieves@bennettjones.com

(d) If to the Warrant Agent:

TSX Trust Company

301-100 Adelaide Street West
Toronto, ON M5H 4H1

Attention:	Vice President, Trust Services
Facsimile number:	416-361-0470
Email:	tmxestaff-corporatetrust@tmx.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery or, if mailed, on the fifth Business Day following the date of mailing such notice or, if faxed or emailed, on the next Business Day following the date of transmission.

(2) The Corporation, Barolo, the Resulting Issuer or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, Barolo, the Resulting Issuer or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Corporation, Barolo, the Resulting Issuer or the Warrant Agent hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Section 10.1(1), or given by facsimile or email or other means of prepaid, transmitted and recorded communication.

10.2 Notice to Warrantholders

(1) Unless otherwise provided herein, notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by ordinary prepaid post addressed to such holders at their addresses appearing on the Register and shall be deemed to have been effectively received and given on the date of delivery or, if mailed, on the third Business Day following the date of mailing such notice. In the event that Warrants are held in the name of the Depository, a copy of such notice shall also be sent by electronic communication to the Depository and shall be deemed received and given on the day it is so sent.

(2) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to such Warrantholders to the address for such Warrantholders contained in the Register maintained by the Warrant Agent or such notice may be given, at the Issuer's expense, by means of publication in the Globe and Mail, National Edition, or any other English language daily newspaper or newspapers of general circulation in Canada, in each two successive weeks, the first such notice to be published within 5 Business Days of such event, and any such notice published shall be deemed to have been received and given on the latest date the publication takes place.

(3) Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

10.3 Ownership of Warrants

The Issuer and the Warrant Agent may deem and treat the Warrantholders as the absolute owner thereof for all purposes, and the Issuer and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Issuer or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt of any such registered Warrantholder of the Issuer Shares which may be acquired pursuant thereto shall be a good discharge to the Issuer and the Warrant Agent for the same and neither the Issuer nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Issuer or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4 Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Delivery of an executed copy of this Indenture by email, electronic facsimile transmission or other means of electronic communication capable of producing a printed copy, and acceptance by each such party of any such facsimile or electronic copy shall be legally effective to create a valid and binding Indenture among the parties hereto in accordance with the terms hereof.

10.5 Satisfaction and Discharge of Indenture

Upon the earlier of:

(1) the date of the termination of the Amalgamation Agreement (to be confirmed upon delivery to the Warrant Agent of a certificate of the Corporation);

(2) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants, or such other instructions, in a form satisfactory to the Warrant Agent, in the case of Uncertificated Warrants, or by way of standard processing through the book entry only system in the case of a CDS Global Warrant; and

(3) the Expiry Time;

and if all certificates or other entries on the securities register of the Issuer representing Issuer Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Issuer and upon delivery to the Warrant Agent of a certificate of the Issuer stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Issuer hereunder shall remain in full force and effect and survive the termination of this Indenture.

10.6 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or in the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

10.7 Issuer Shares or Warrants Ownedby the Issuer or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation in Section 7.16, the Issuer shall provide to the Warrant Agent, from time to time, a certificate of the Issuer setting forth as at the date of such certificate:

(a) the names (other than the name of the Issuer) of the Warrantholders which, to the knowledge of the Issuer, are owned by or held for the account of the Issuer; and

(b) the number of Warrants owned legally or beneficially by the Issuer;

and the Warrant Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without any additional evidence.

10.8 Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

10.9 Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

10.10 Assignment, Successors and Assigns

None of the parties hereto may assign its rights or interest under this Indenture, except (i) as provided in Section 9.8 in the case of the Warrant Agent, (ii) as provided in Section 8.2 in the case of the Issuer, or (iii) in connection with the exchange of Osisko Subco Warrants for Resulting Issuer Warrants, as provided in Section 2.2.

10.11 Rights of Rescission and Withdrawal for Holders

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder's funds which were paid on exercise have already been released to the Issuer by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Issuer and subsequently, the Issuer, upon surrender to the Issuer or the Warrant Agent of any underlying Issuer Shares or other securities that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancelthe exercise transaction and any such underlying Issuer Shares or other securities on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received by the holder from the Issuer by virtue of the holder being a Shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Issuer by such holder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce the return of the funds pursuant to this section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Issuer provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

OSISKO DEVELOPMENT HOLDINGS INC.

By:	(signed) Sandeep Singh
Name: Sandeep Singh Title: President

By:	(signed) André Le Bel
Name: André Le Bel Title: Secretary

TSX TRUST COMPANY

By:	(signed) Brett Higgs
Name: Brett Higgs Title: Corporate Trust Officer

By:	(signed) Michael Rosenberg
Name: Michael Rosenberg Title: Sr. Trust Officer

BAROLO VENTURES CORP.

By:	(signed) Scott Ackerman
Name: Scott Ackerman Title: CEO

A-1

SCHEDULE "A"

FORM OF WARRANT

[For all Warrants issued prior to the completion of the RTO Transaction, include the following:]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) THE DATE OF THE DISTRIBUTION AND (II) THE DATE THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

A-2

WARRANT

To acquire Common Shares of

OSISKO DEVELOPMENT HOLDINGS INC.

(existing pursuant to the provincial laws of British Columbia)

Warrant	Certificate for __________________________
Certificate No. ____________	Warrants, each entitling the holder to acquire one
Common Share (subject to adjustment as provided
for in the Warrant Indenture (as defined below))

CUSIP [●]

ISIN CA [●]

THIS IS TO CERTIFY THAT, for value received,

(the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of Osisko Development Holdings Inc. (the "Issuer") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 5:00 p.m. (Toronto time) (the "Expiry Time") on [●] [INSERT DATE THAT IS EIGHTEEN MONTHS FOLLOWING THE EFFECTIVE DATE OF THE AMALGAMATION] (the "Expiry Date"), one fully paid and non-assessable common share without par value in the capital of the Issuer as constituted on the date hereof (an "Issuer Share") for each whole Warrant, subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Issuer Shares may only be exercised by the Warrantholder within the time set forth above by:

(a) duly completing and executing the exercise form (the "Exercise Form") attached hereto; and

(b) surrendering this warrant certificate (the "Warrant Certificate"), with a duly completed Exercise Form, to the Warrant Agent at one of the principal office of the Warrant Agent, in the City of Toronto, together with a certified cheque, bank draft, wire transfer or money order in the lawful money of Canada payable to or to the order of the Issuer in an amount equal to the purchase price of the Issuer Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Issuer Share upon the exercise of Warrants shall be $10.00 per Issuer Share (the "Exercise Price").

Certificates for the Issuer Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Issuer Shares are purchased

A-3

than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not so exercised. No fractional Issuer Shares will be issued upon exercise of any Warrant.

This Warrant Certificate evidences Warrants of the Issuer issued or issuable under the provisions of a warrant indenture (which indenture, together with all other instruments supplemental or ancillary thereto, is herein referred to as the "Warrant Indenture") dated as of October 29, 2020 among Osisko Development Holdings Inc., Barolo Ventures Corp. and TSX Trust Company, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Issuer and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Issuer will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

Neither the Warrants nor the Issuer Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or U.S. state securities laws. The Warrants may not be exercised in the United States, or by or on behalf of, or for the account or benefit of, a U.S. person or a person in the United States, unless (i) this Warrant and such Issuer Shares have been registered under the U.S. Securities Act and the applicable laws of any such state, or (ii) an exemption from such registration requirements is available and the requirements set forth in the Exercise Form have been satisfied. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates representing in the aggregate an equal number of Warrants as are held under the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Issuer Share upon the exercise of Warrants and the number of Issuer Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants holding a specific majority of the Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Issuer Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Toronto, or such other registrar as the Issuer, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

A-4

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu'elles ont exigé que la présente convention, de même que tous les documents s'y rapportant, soient rédigés en anglais.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

A-5

IN WITNESS WHEREOF the Issuer has caused this Warrant Certificate to be duly executed as of ________________________, 202____.

OSISKO DEVELOPMENT HOLDINGS INC.

By:
Name: Title:

By:
Name: Title:

Countersigned and Registered by:

TSX TRUST COMPANY

By:
Name: Title:

A-6

SCHEDULE "A"

FORM OF TRANSFER

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO, WITH THE EXCEPTION OF A QUALIFIED INSTITUTIONAL BUYER, A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES.

To: TSX Trust Company

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to ________________________________________________

__________________________________________________________________________________________________________________

(print name and address) the Warrants represented by this Warrant Certificate and hereby irrevocable constitutes and appoints ______________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, with the exception of a Qualified Institutional Buyer, a person in the United States or a U.S. Person (as such terms are defined in Rule 144A and Regulation S under the United States Securities Act of 1933, as amended).

DATED this ______ day of _________________, 202____.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
)
)
Guarantor's Signature/Stamp	)	Name of Transferor
)

A-7

REASON FOR TRANSFER - For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

☐ Gift	☐ Estate	☐ Private Sale	☐ Other (or no change in ownership)

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

• Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

• Canada: A Signature Guarantee obtained from a participating Schedule I Canadian chartered bank, or a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

• Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

A-8

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actualwords:"SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER - FOR US RESIDENTS ONLY

Consistent with US IRS regulations, TSX Trust Company is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

B-1

SCHEDULE "B"
EXERCISE FORM

TO:	OSISKO DEVELOPMENT HOLDINGS INC.

AND TO:	TSX Trust Company
100 Adelaide St W #301, Toronto, ON M5H 4H1
Attn: Corporate Actions

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire:

______________________ Issuer Shares pursuant to the right of such holder to be issued, and hereby subscribes for the Issuer Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Indenture for an aggregate exercise price of _________________.

The undersigned hereby acknowledges that the undersigned is aware that the Issuer Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned hereby represents, warrants and certifies that (check box (a), (b), (c) or as applicable):

☐ (a) the undersigned (i) is not in the United States; (ii) is not a U.S. Person; (iii) is not exercising the Warrants on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (iv) did not acquire the Warrants in the United States or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (v) did not receive an offer to exercise the Warrants in the United States; (vi) did not execute or deliver this Exercise Form in the United States; (vii) delivery of the underlying Issuer Shares will not be to an address in the United States; and (viii) has, in all other respects, complied with the terms of Regulation S in connection herewith;

☐ (b) the undersigned (i) is a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act, who first purchased Subscription Receipts on the date of original issuance of the Subscription Receipts and who, in connection with such purchase, executed a U.S. Subscription Agreement; (ii) is exercising the Warrants for its own account or for the account of a disclosed principal that was named in the U.S. Subscription Agreement; (iii) is, and such disclosed principal, if any, is a Qualified Institutional Buyer at the time of exercise of these Warrants; and (iv) confirms the representations and warranties made by the undersigned in the U.S. Subscription Agreement including all applicable schedules attached thereto at the time of the original purchase of the Subscription Receipts remain true and complete as of the date hereof;

☐ (c) the undersigned (A) is (i) present in the United States, (ii) a U.S. Person, (iii) a person exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, or (iv) requesting delivery in the United States of the Issuer Shares issuable upon such exercise, and the (B) has an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available for the exercise of the Warrants, and attached hereto is a written opinion of U.S. counsel or other evidence in form and substance reasonably satisfactory to the Issuer to that effect.

B-2

If Box (c) above is checked, holders are encouraged to consult with the Issuer and the Warrant Agent in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Issuer.

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, the Issuer Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned hereby acknowledges that the undersigned is aware that the Issuer Shares received on exercise may be subject to restrictions on resale under applicable securities legislation including the resale restrictions in the U.S. Subscription Agreement applicable to QIB Purchasers.

B-3

The undersigned hereby irrevocably directs that the said Issuer Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Issuer Shares

Please print full name in which certificates representing the Issuer Shares are to be issued. If any Issuer Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to TSX Trust Company at: 100 Adelaide Street West, Suite 301, Toronto, ON M5H 4H1, Attn: Corporate Actions.

[execution page follows]

B-4

DATED this ______ day of _________________, 202____.

)
________________________________________	)	________________________________________
Witness	)	(Signature of Warrantholder, to be the same as
	)	appears on the face of this Warrant Certificate)
	)	Signature of Transferor
)
	)	________________________________________
	)	Name of registered Warrantholder

☐ Please check if the certificates representing the Issuer Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Note: Due to the COVID-19 outbreak, pick-up at the office of the Warrant Agent may not be possible. Warrantholders selecting this option should contact the Warrant Agent to confirm availability of pick-up. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

OSISKO DEVELOPMENT CORP.

- and -

TSX TRUST COMPANY

SUPPLEMENTAL WARRANT INDENTURE

Dated as of December 30, 2020

THIS SUPPLEMENTAL WARRANT INDENTURE is dated the 30th day of December, 2020.

BETWEEN:

OSISKO DEVELOPMENT CORP. (FORMERLY BAROLO VENTURES CORP.), a corporation existing under laws of Canada

(hereinafter called the "Corporation")

- and -

TSX TRUST COMPANY, a trust company existing under the laws of Canada

(hereinafter called the "Warrant Agent")

WHEREAS:

A. Osisko Development Holdings Inc. ("Osisko Subco"), the Corporation and the Warrant Agent have entered into a warrant indenture dated as of October 29, 2020 (the "Indenture"), a copy of which is attached hereto as Schedule "A";

B. Under the Indenture, Osisko Subco issued 6,675,000 common share purchase warrants (the "Osisko Subco Warrants"), with each Osisko Subco Warrant being exercisable for one common share of Osisko Subco ("Osisko Subco Share") at a price of $10.00 per Osisko Subco Share for a period of 18 months following the Amalgamation Date (as defined in the Indenture);

C. Osisko Subco amalgamated with a wholly-owned subsidiary of the Corporation by way of a triangular amalgamation under Section 269 of the Business Corporations Act (British Columbia) (the "Amalgamation") pursuant to the terms of the Amalgamation Agreement (as defined in the Indenture);

D. The Amalgamation became effective on November 25, 2020, being the Amalgamation Date, on which date, pursuant to the Amalgamation Agreement, each Osisko Subco Share was exchanged for one common share of the Corporation and each Osisko Subco Warrant was exchanged for one common share purchase warrant of the Corporation (each, an "ODV Warrant");

E. The Indenture provides that following the Amalgamation, the Indenture became legal, valid and binding upon the Corporation, which assumes and agrees to perform the obligations under the Indenture, and the ODV Warrants will constitute a "Warrant" under the Indenture;

F. Pursuant to section 8.1(f) of the Indenture, the Corporation wishes to enter into this supplemental indenture (the "Supplemental Indenture") to modify the provisions of the Indenture, to modify the Expiry Date (as defined in the Indenture) of the ODV Warrants, for the benefit of all holders of the ODV Warrants;

G. The Corporation has duly authorized the execution and delivery of this Supplemental Indenture and all things necessary to make this Supplemental Indenture a valid and binding agreement of the Corporation in accordance with its terms, have been done;

H. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent.

NOW THEREFORE the parties agree as follows:

1. Definitions

All capitalized terms used but not defined in this Supplemental Indenture have the meanings ascribed to such terms in the Indenture.

2. Amendment to Indenture

The Indenture is hereby amended as follows:

(a) The definition of Expiry Date shall be deleted and replaced with the following: "Expiry Date" means December 1, 2023;

(b) The first paragraph on page A-2 of Schedule "A" to the Indenture shall be deleted and replaced with the following:

THIS IS TO CERTIFY THAT, for value received, _______________________

(the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of Osisko Development Corp. (the "Issuer") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 5:00 p.m. (Toronto time) (the "Expiry Time") on December 1, 2023 (the "Expiry Date"), one fully paid and non-assessable common share without par value in the capital of the Issuer as constituted on the date hereof (an "Issuer Share") for each whole Warrant, subject to adjustment in accordance with the terms of the Warrant Indenture.

3. Effect of Amendments

(a) The Warrants issued and outstanding shall be deemed to include the amendments as set forth herein, without any further action of the Warrantholders or surrender or exchange of their Warrant Certificates.

(b) The parties confirm that the Indenture, as amended by this Supplemental Indenture, remains in full force and effect. From the date hereof, the Indenture and this Supplemental Indenture shall be read together to the extent reasonably possible as though all of the terms of both documents were contained in one instrument.

4. Applicable Law.

The Indenture, as amended and supplemented by this Supplemental Indenture, the Warrants, as amended pursuant to the terms hereof, and all Warrant Certificates, as amended pursuant to the terms hereof, (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein

5. Counterparts

This Supplemental Indenture may be executed in several counterparts each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed copy of the Supplemental Indenture by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of a facsimile or PDF copy of this Supplemental Indenture and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement as of the date hereof.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Indenture as of the day and year first above written.

OSISKO DEVELOPMENT CORP.

By:	(signed) Sean Roosen
Name: Sean Roosen
Title: Chair and Chief Executive Officer

By:	(signed) Benoit Brunet
Name: Benoit Brunet
Title: Chief Financial Officer, Vice President, Finance and Corporate Secretary

TSX TRUST COMPANY

By:	(signed) Brett Higgs
Name: Brett Higgs
Title: Corporate Trust Officer

By:	(signed) Donald Crawford
Name: Donald Crawford
Title: Senior Trust Officer

SCHEDULE "B"

DECEMBER INDENTURE

See attached.

OSISKO DEVELOPMENT CORP.

as the Corporation

- and -

TSX TRUST COMPANY

as the Warrant Agent

WARRANT INDENTURE

Providing for the Issue of Warrants

Dated as of December 30, 2020

-i-

(continued)

-ii-

(continued)

-iii-

WARRANT INDENTURE

THIS WARRANT INDENTURE is dated as of December 30, 2020.

AMONG:

OSISKO DEVELOPMENT CORP., a corporation existing under
the federal laws of Canada (the "Corporation")

- and -

TSX TRUST COMPANY, a trust company existing under the
federal laws of Canada (the "Warrant Agent")

WHEREAS the Corporation is authorized to issue an unlimited number of Common Shares (as defined herein);

AND WHEREAS pursuant to the terms and conditions of an underwriting agreement dated December 30, 2020 among the Corporation and Canaccord Genuity Corp., National Bank Financial Inc., Eight Capital, RBC Capital Markets, CIBC Capital Markets, Desjardins Capital Markets, PI Financial Corp., Raymond James Ltd., Scotia Capital Inc., Haywood Securities Inc., Industrial Alliance Securities Inc., and Paradigm Capital Inc. (collectively, the "Underwriters"), the Corporation proposes to issue and sell 5,367,050 units of the Corporation (each a "Unit") by way of a private placement;

AND WHEREAS each Unit is comprised of one Common Share (as defined herein) and one-half of one Warrant (as defined herein), with each whole Warrant entitling the holder thereof to subscribe for and purchase, subject to adjustment, one Common Share at the Exercise Price (as defined herein) and upon the terms and conditions hereinafter set forth;

AND WHEREAS in accordance with the foregoing, the Corporation is proposing to issue an aggregate of 2,683,525 Warrants pursuant to this Warrant Indenture (as defined herein);

AND WHEREAS the Corporation is authorized under the laws applicable to it to create and issue the Warrants as hereinafter provided;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Warrants, when created and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent;

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

"Applicable Legislation" means any statute of Canada or a province thereof, and the regulations under any such named or other statute, relating to warrant indentures or to the rights, duties and obligations of warrant agents under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

"Applicable Securities Laws" means the applicable securities laws and regulations of each of the provinces and territories of Canada, and the applicable federal and state securities laws and regulations of the United States, together with all related rules, policies, notices and orders of applicable regulatory authorities;

"Approved Bank" has the meaning set forth in Section 9.4;

"Auditors" means a firm of professional accountants duly appointed as auditors of the Corporation, from time to time;

"Authenticated" means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation or on which the signatures of the Corporation have been printed, lithographed or otherwise mechanically reproduced and authenticated by signature of an authorized officer of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.8 are entered in the Register of holders of Warrants, "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

"Book Based System" means the electronic system for clearing, depository and entitlement services operated by CDS;

"Book Entry Only Participants" means institutions that participate directly or indirectly in the Depository's Book Based System for the Warrants;

"Book Entry Only Warrants" means Warrants that are to be held only by or on behalf of the Depository on the Book Based System;

"Business Day" means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in the City of Toronto, Ontario, and shall be a day on which the TSXV is open for trading;

"Capital Reorganization" has the meaning set forth in Section 4.1(d);

"CDS Global Warrants" means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Corporation, by a Warrant Certificate;

"Certificated Warrant" means a Warrant evidenced by a writing or writings substantially in the form of Schedule "A", attached hereto;

"Common Share Recapitalization" has the meaning set forth in Section 4.1(a);

"Common Shares" means the common shares of the Corporation;

"Confirmation" has the meaning set forth in Section 3.2(1);

"Corporation" means Osisko Development Corp., a corporation existing under the federal laws of Canada;

"Counsel" means a barrister and/or solicitor or a firm of barristers and/or solicitors, who may be counsel for the Corporation, acceptable to the Warrant Agent;

"Current Market Price" of the Common Shares at any date means the volume weighted average of the trading price per share for such Common Shares for each day there was a closing price for the twenty (20) consecutive Trading Days ending five (5) days prior to such date on the TSXV or any stock exchange on which the Common Shares are listed for trading, or, if the Common Shares are not traded on any stock exchange, as may be determined by the board of directors of the Corporation, acting reasonably;

"Depository" means CDS Clearing and Depository Services Inc., or its successor;

"Documents" has the meaning set forth in Section 9.3;

"Effective Date" means the date of issue of the Warrants;

"Exchange Rate" means, at any time, the number of Common Shares subject to the right of purchase under each whole Warrant at such time, which, as of the Effective Date, shall be one (1) Common Share (subject to adjustment in accordance with the provisions of Article 4);

"Exercise Date" means, in relation to a Warrant, the Business Day on which such Warrant is validly exercised or deemed to be validly exercised in accordance with Article 3 hereof;

"Exercise Notice" has the meaning set forth in Section 3.2(1);

"Exercise Price" means, at any time, the price at which a whole Common Share may be purchased upon the exercise of a whole Warrant at such time, which, as of the Effective Date, shall be $10.00 per Common Share (subject to adjustment in accordance with the provisions of Article 4);

"Expiry Date" means December 1, 2023;

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

"Extraordinary Resolution" has the meaning set forth in Section 7.11;

"holder" means, unless the context requires otherwise, a Warrantholder;

"Indemnified Parties" has the meaning set forth in Section 9.7;

"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the Register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

"person" means an individual, body corporate, partnership, limited liability company, trust, warrant agent, executor, administrator, legal representative or any unincorporated organization;

"QIB Purchaser" means a Qualified Institutional Buyer who first purchased Units on the date of original issuance of the Units and who, in connection with such purchase, executed a U.S. Subscription Agreement;

"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A under the U.S. Securities Act;

"Register" means the one set of records and accounts maintained by the Warrant Agent and designated as the Register of the holders of Warrants in accordance with Section 2.9;

"register" means, unless the context requires otherwise, to record in the Register;

"registered" means, unless the context requires otherwise, as recorded in the Register;

"Regulation D" means Regulation D adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"Rights Offering" has the meaning set forth in Section 4.1(b);

"Rights Offering Exercise Period" has the meaning set forth in Section 4.1(b);

"SEC" has the meaning set forth in Section 9.15;

"Shareholder" means a holder of shares of the Corporation;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

"Trading Day" means a day on which a stock exchange on which the Common Shares are listed and which forms the primary trading market for such shares is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

"TSXV" means the TSX Venture Exchange;

"Uncertificated Warrant" means any Warrant which is not a Certificated Warrant;

"Underwriters" has the meaning ascribed thereto in the recitals hereto;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"Units" has the meaning ascribed thereto in the recitals hereto;

"U.S. Person" means a U.S. person as that term is defined in Rule 902(k) of Regulation S; "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Exchange Act" means the United States Securities and Exchange Act of 1934, as amended;

"U.S. Subscription Agreement" means a subscription agreement delivered to and executed by QIB Purchasers of the Units in the United States or that are U.S. Persons;

"Warrant Agency" means one of the principal office of the Warrant Agent in the City of Toronto, or such other place as may be designated in accordance with Section 3.5;

"Warrant Agent" means the TSX Trust Company, in its capacity as warrant agent of the Warrants, or its successors from time to time;

"Warrant Certificate" means a certificate, substantially in the form set forth in Schedule "A" hereto, to evidence those Warrants that will be evidenced by a certificate;

"Warrantholders" means the persons who are registered owners of Warrants as such names appear on the Register, and for greater certainty, shall include the Depository as well as the holders of Uncertificated Warrants appearing on the Register of the Warrant Agent;

"Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders holding in the aggregate not less than 50% of the aggregate number of Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

"Warrants" means the common share purchase warrants created by and authorized by and issuable under this Indenture, each whole warrant entitling the holder thereof to purchase one Common Share (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time; and

"written order", "written request", "written consent" or "certificate" of the Corporation, mean, a written order, written request, written consent or certificate signed in the name of the Corporation, by any one duly authorized signatory of the Corporation, and may consist of one or more instruments so executed.

1.2 Gender and Number

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

1.3 Construction

(1) The terms "this Warrant Indenture", "this Indenture", "hereto", "herein", "hereby", "hereof" and similar expressions mean and refer to this warrant indenture and any indenture, deed or instrument supplemental hereto.

(2) The expressions "Article", "Section", "subsection" and "paragraph" followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture.

(3) The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.

1.4 Day not a Business Day

If any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence in this Indenture and each Warrant.

1.6 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.7 Applicable Law

This Indenture, the Warrants, the Warrant Certificates (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

ARTICLE 2

ISSUE OF WARRANTS

2.1 Creation and Issue of Warrants

(1) The Warrants authorized to be issued hereunder are limited in respect of the aggregate number of Common Shares which can be subscribed for and purchased pursuant thereto, and Warrants may be issued only upon and subject to the terms and conditions hereinafter set forth. The Corporation is hereby authorized to create and issue 2,683,525 Warrants entitling the holders thereof to subscribe for and purchase up to an aggregate of 2,683,525 Common Shares together with such additional indeterminate number of Common Shares as may be required to be issued pursuant to any adjustment required to be made by the provisions of Article 4 hereof, and such Warrants are hereby authorized to be issued.

(2) Registration of interests in the Warrants held by the Depository may be evidenced by a position appearing on the Register for an amount representing the aggregate number of such Warrants outstanding from time to time.

2.2 Terms of Warrants

(1) Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance herewith, each whole Warrant shall entitle the holder thereof, upon exercise at any time after the Effective Date and prior to the Expiry Time, to acquire that number of Common Shares equal to the Exchange Rate, upon payment of the Exercise Price as provided herein.

(2) No fractional Warrants shall be issued or otherwise provided for hereunder and Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. If the aggregate number of Warrants to be issued to a person includes a fractional Warrant, the number of Warrants to be issued to such person shall be rounded down to the nearest whole number and no consideration shall be paid for any such fractional Warrant.

(3) Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(4) The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Article 4.

(5) Neither the Corporation nor the Warrant Agent shall have any obligation to deliver Common Shares upon the exercise of any Warrant if the person to whom such shares are to be delivered is a resident of a country or political subdivision thereof in which the Common Shares may not lawfully be issued pursuant to applicable securities legislation. The Corporation shall require any person to provide proof of an applicable exemption from such securities legislation to the Corporation and Warrant Agent before any Common Shares are delivered pursuant to the exercise of any Warrant. For greater certainty, the Warrant Agent shall be entitled to assume that the issuance and delivery of Common Shares pursuant to any Warrant exercise is lawful unless otherwise directed in writing by the Corporation.

2.3 Warrantholder not a Shareholder

Except as may be specifically provided herein, nothing in this Indenture, or in the holding of a Warrant Certificate or entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, or the right to dividends or other distributions or allocations on the Common Shares.

2.4 Not Registered in the United States

The parties hereto acknowledge that the Warrants and the Common Shares issuable upon exercise thereof have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and are being issued in the United States or to or for the account or benefit of Qualified Institutional Buyers in reliance on exemptions from the registration requirements of the U.S. Securities Act and similar exemptions under applicable state securities laws.

A Qualified Institutional Buyer may only offer, sell, or otherwise transfer Warrants and Common Shares issuable upon exercise thereof: (a) to the Corporation or (b) outside the United States, in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations.

2.5 Warrants to Rank Pari Passu

All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

2.6 Form of Warrants, Certificated Warrants

(1) The Warrants, as well as all certificates or written notices issued in exchange for or in substitution of such Warrants or written notices, and each Common Share issued upon the exercise of such Warrants, shall bear or deemed to bear the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MAY 1, 2021."

"UNLESS THE CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO OSISKO DEVELOPMENT CORP. (THE "CORPORATION") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

"THIS WARRANT MAY NOT BE EXERCISED UNLESS THE SHARES ISSUABLE UPON EXERCISE MAY BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LEGISLATION OR THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT."

and if applicable under the policies of the TSXV, the additional legend as follows:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF CANADIAN RESIDENT UNTIL MAY 1, 2021."

(2) The Warrants may be issued in both certificated and uncertificated form. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule "A" hereto, which shall be dated as of the Effective Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the Register to be maintained by the Warrant Agent in accordance with Section 2.9.

2.7 Book Entry Only Warrants

(1) Reregistration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.7, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the Register.

(2) Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of any CDS Global Warrants in whole or in part may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(a) the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Corporation is unable to locate a qualified successor;

(b) the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Corporation is unable to locate a qualified successor;

(c) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d) the Corporation determines that the Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

(e) such right is required by Applicable Legislation as determined by the Corporation and the Corporation's Counsel;

(f) the Warrant is to be Authenticated to or for the account or benefit of a QIB Purchaser; or

(g) such registration is effected in accordance with the internal procedures of the Depository and the Warrant Agent,

following which, Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide a certificate of the Corporation giving notice to the Warrant Agent of the occurrence of any event outlined in clauses (a) to (f) of this Section 2.7(2).

(3) Subject to the provisions of this Section 2.7, any exchange of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.12, mutatis mutandis. All such Warrants issued in exchange for a CDS Global Warrant or any portion thereof shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

(4) Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, whether pursuant to this Section 2.7, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(5) Notwithstanding anything to the contrary in this Indenture, subject to Applicable Legislation, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(6) The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by Applicable Legislation and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(7) Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a) the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(b) maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(c) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(8) The Corporation may terminate the application of this Section 2.7 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

2.8 Warrant Certificate

(1) For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Corporation. Each Warrant Certificate shall be Authenticated on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any one duly authorized signatory of the Corporation; whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has a signature as hereinbefore provided shall be valid notwithstanding that the person whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine.

(2) The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture, and such Authenticated Uncertificated Warrants shall be binding on the Corporation. The Register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the Register at any time and any later time, the Register at the later time shall be controlling, absent manifest error.

(3) Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and Applicable Legislation, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(4) No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the Register, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

2.9 Register of Warrants

(1) The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the Register of the holders of Warrants. The information to be entered for each account in the Register at any time shall include (without limitation):

(a) the names and addresses of the holders of the Warrants, the date of Authentication thereof and the number of Warrants;

(b) whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(c) whether such Warrant has been cancelled; and

(d) a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

The Register shall be available for inspection by the Corporation or any Warrantholder during the Warrant Agent's regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(2) Once an Uncertificated Warrant has been Authenticated, the information set forth in the Register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Corporation or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Warrant Agent.

2.10 Issue in Substitution for Warrant Certificates Lost, etc.

(1) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to Applicable Legislation, shall issue and thereupon the Warrant Agent shall certify and deliver, a new Warrant Certificate of like tenor, and bearing the same legend, if applicable, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Corporation and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, in their sole discretion, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.11 Exchange of Warrant Certificates

(1) Any one or more Warrant Certificates representing any number of Warrants may, upon compliance with the reasonable requirements of the Warrant Agent (including compliance with applicable securities legislation), be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants, and bearing the same legend, if applicable, as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(2) Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate from the holder (or such other instructions, in form satisfactory to the Warrant Agent), tendered for exchange shall be surrendered to the Warrant Agency and cancelled by the Warrant Agent.

2.12 Transfer and Ownership of Warrants

(1) The Warrants may only be transferred on the Register kept by the Warrant Agent at the Warrant Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon (a) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificate representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule "A" and (b) in the case of Book Entry Only Warrants, in accordance with procedures prescribed by the Depository under the book entry registration system, and (c) upon compliance with:

(i) the conditions herein;

(ii) such reasonable requirements as the Warrant Agent may prescribe; and

(iii) all applicable securities legislation and requirements of regulatory authorities;

and, in the case of a Warrant Certificate, such transfer shall be duly noted in such Register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, or the Warrant Agent shall Authenticate and deliver a Warrant Certificate upon request that part of the CDS Global Warrant be certificated. Transfers within the systems of the Depository are not the responsibility of the Warrant Agent and will not be noted on the Register maintained by the Warrant Agent and Warrants that are held as Book Entry Only Warrants shall be transferred and recorded through the relevant Book Entry Only Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.

No duty shall rest with the Warrant Agent to determine compliance of the transferor or transferee with Applicable Securities Laws. The Warrant Agent shall be entitled to assume that all transfers are legal and proper.

(2) Subject to the provisions of this Indenture and Applicable Legislation, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Common Shares by the Corporation upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder.

2.13 Cancellation of Surrendered Warrants

All Warrant Certificates surrendered pursuant to Section 2.10, Section 2.11, Section 2.12, Article 3 or Section 5.1 shall be cancelled by the Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the Register by the Warrant Agent. Upon written request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates cancelled.

ARTICLE 3

EXERCISE OF WARRANTS

3.1 Right of Exercise

Subject to the provisions hereof, each whole Warrant shall entitle the holder, from the Effective Date and prior to the Expiry Time, to subscribe for and purchase that number of Common Shares equal to the Exchange Rate, at a price per share equal to the Exercise Price, all in accordance with the terms hereof and the conditions herein.

3.2 Warrant Exercise

(1) Warrantholders of Warrant Certificates who wish to exercise the Warrants held by them in order to acquire Common Shares must complete the exercise form (the "Exercise Notice") attached to the Warrant Certificate(s) which form is attached hereto as Schedule "B", which may be amended by the Corporation with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Corporation and the Warrant Agent, which may be based on the advice of Counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Exercise Notice and a certified cheque, bank draft or money order payable to or to the order of the Corporation for the aggregate Exercise Price to the Warrant Agent at the Warrant Agency. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Notice and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a "Confirmation") in a manner acceptable to the Warrant Agent, including by electronic means through a book based registration system, including CDSX. An electronic exercise of the Warrants initiated by the Book Entry Only Participant through a Book Based System, including CDSX, shall constitute a representation to both the Corporation and the Warrant Agent that the beneficial owner at the time of exercise of such Warrants (I) (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Warrants on behalf of a U.S. Person or a person in the United States; (c) was not offered and did not acquire the Warrants in the United States; and (d) did not execute or deliver the notice of the owner's intention to exercise such Warrants in the United States or (II) is a QIB Purchaser, and the representations, warranties and covenants made by such QIB Purchaser in the Qualified Institutional Buyer Letter attached as Schedule C to the U.S. Subscription Agreement remain true and correct at the time of exercise. If the Book Entry Only Participant is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Warrants, then such Warrants shall be required to be withdrawn from the Book Based System by the Book Entry Only Participant and an individually registered Warrant Certificate shall be issued by the Warrant Agent to such beneficial owner or Book Entry Only Participant and the exercise procedures set forth in Section 3.2(1) shall be followed (and provided, for greater certainty, that the foregoing does not apply, in the case of a QIB Purchaser who complies with Section 3.3(2)).

(2) Subject to Section 3.3(2) below, the Warrants may not be exercised by or on behalf of a person in the United States or a U.S. Person.

(3) Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by causing the issuance to the Depository through the book entry registration system of the Common Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

(4) By causing a Book Entry Only Participant to deliver notice to the Depository, a beneficial holder shall be deemed to have irrevocably surrendered his, her or its Warrants so exercised and appointed such Book Entry Only Participant to act as his, her or its exclusive settlement agent with respect to the exercise of the Warrants and the receipt of Common Shares in connection with the obligations arising from such exercise.

(5) Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the beneficial holder's instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Only Participant or the Warrantholder.

(6) Any exercise form or Exercise Notice referred to in this Section 3.2 shall be signed by the registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the registered Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form or Exercise Notice need not be executed by the Depository.

(7) Any exercise referred to in this Section 3.2 shall require that the entire Exercise Price for Common Shares subscribed must be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the registered Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(8) If the form of Exercise Notice set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Notice to be forwarded to all Warrantholders.

(9) Exercise Notices and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent's actual business hours on any Business Day prior to the Expiry Time. Any Exercise Notice or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(10) Any Warrant with respect to which a Confirmation or valid exercise is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

3.3 Prohibition on Exercise by Persons in the United States and U.S. Persons

(1) Subject to Section 3.3(2) below, (i) Warrants may not be exercised within the United States or by or on behalf of any person in the United States or U.S. Person; and (ii) no Common Shares issued upon exercise of Warrants may be delivered to any address in the United States unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States.

(2) Notwithstanding Section 3.2(2) or Section 3.3(1), (i) Warrants may be exercised in the United States or by or on behalf of a person in the United States or U.S. Person, and (ii) Common Shares issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that the person exercising the Warrants is a QIB Purchaser with respect to those Warrants that originally executed a U.S. Subscription Agreement and the representations, warranties and covenants made by such QIB Purchaser in the Qualified Institutional Buyer attached as Schedule C to the U.S. Subscription Agreement remain true and correct at the time of exercise and any exercise of Warrants without the delivery of an opinion of counsel or other evidence shall be deemed a representation and warranty to the Corporation to that effect or has provided an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation that the exercise of the Warrants and the issuance of the Common Shares are exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

3.4 Transfer Fees and Taxes

If any of the Common Shares subscribed for are to be issued to a person or persons other than the registered Warrantholder, the registered Warrantholder shall execute the form of transfer as set forth in Schedule "A" and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Corporation, or the Warrant Agent on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation will not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation and the Warrant Agent that such tax has been paid or that no tax is due.

3.5 Warrant Agency

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Warrant Agency as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Warrant Agency (subject to the Warrant Agent's prior approval) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Corporation or any registered Warrantholder, upon payment of the Warrant Agent's reasonable charges, furnish a list of the names and addresses of Warrantholders showing the number of Warrants held by each such registered Warrantholder.

3.6 Effect of Exercise of Warrants

(1) Upon the exercise of Warrants pursuant to and in compliance with Section 3.2 and subject to Section 3.3, the Common Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of such Common Shares on the Exercise Date unless the Register shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued, and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such Register is reopened. It is hereby understood that, in order for persons to whom Common Shares are to be issued to become holders of Common Shares of record on the Exercise Date, beneficial holders must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise at least one Business Day prior to such Exercise Date.

(2) Within five Business Days after the Exercise Date with respect to a Warrant, the Warrant Agent shall use commercially reasonable efforts to cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Common Shares subscribed for, or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the book entry registration system or direct registration system.

3.7 Partial Exercise of Warrants; Fractions

(1) A holder of Warrants may exercise his, her or its right to acquire a number of whole Common Shares less than the aggregate number which the holder is entitled to acquire pursuant to such Warrants. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s), bearing the same legend, if applicable, or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(2) Notwithstanding anything herein contained, including any adjustment provided for in Section 4.1, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. If, upon the exercise of Warrants by a person, the aggregate number of Common Shares to be issued to such person includes a fractional Common Share, the number of Common Shares to be issued to such person shall be rounded down to the nearest whole number and no consideration shall be paid for any such fractional Common Share.

3.8 Expiration of Warrants

From and after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

3.9 Accounting and Recording

(1) The Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised, and shall promptly forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose), all monies received by the Warrant Agent on the subscription of Common Shares through the exercise of Warrants. All such monies and any securities or other instruments from time to time received by the Warrant Agent shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent for, the Warrantholders and the Corporation as their interests may appear.

(2) The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Common Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefor.

3.10 Securities Restrictions

Notwithstanding anything herein contained, no Common Shares will be issued pursuant to the exercise of any Warrant if the issuance of such Common Shares would constitute a violation of the securities laws of any applicable jurisdiction, and, without limiting the generality of the foregoing, the Corporation will legend the certificates representing the Common Shares issuable upon exercise of any Warrant if, in the opinion of counsel to the Corporation, such legend is necessary in order to avoid a violation of any securities laws of any applicable jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are listed; provided that if, at any time, in the opinion of outside counsel to the Corporation, acting reasonably, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at his, her or its expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel of recognized standing satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such securities in a transaction in which such legends are not required, such legended certificates may thereafter be surrendered to the Warrant Agent in exchange for a certificate that does not bear such legends.

The Warrant Agent shall be entitled to assume that the Common Shares may be issued pursuant to the exercise of any Warrant without violating any Applicable Securities Laws and without legending the certificate representing the Common Shares unless the Warrant Agent has received notice in writing from the Corporation stating otherwise and setting forth the restrictions on the exercise of the Warrants and any legend the certificates representing the Common Shares should bear.

ARTICLE 4

ADJUSTMENT OF NUMBER OF COMMON SHARES AND EXERCISE PRICE

4.1 Adjustment of Number of Common Shares and Exercise Price

The subscription rights in effect under the Warrants for Common Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a) if, at any time after the Effective Date but prior to the Expiry Date, the Corporation shall:

(i) subdivide, re-divide or change its outstanding Common Shares into a greater number of Common Shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a lesser number of Common Shares; or

(iii) issue Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Warrants or any outstanding options);

(any of such events in Section 4.1(a)(i), (ii) or (iii) being called an "Common Share Recapitalization"), then, in each case:

(iv) the Exercise Price shall be adjusted as of the effective date or record date of such Common Share Recapitalization so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Recapitalization, and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Recapitalization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date);

(v) concurrently with any adjustment of the Exercise Price pursuant to this Section 4.1(a), the Exchange Rate shall be adjusted so that it shall equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(vi) any adjustments required under this Section 4.1(a) shall be made successively whenever any Common Share Recapitalization shall occur;

(b) if and whenever, at any time after the Effective Date but prior to the Expiry Date, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date ("Rights Offering Exercise Period"), to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the Current Market Price on such record date (a "Rights Offering"), then, in each case:

(i) the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus that number of Common Shares determined by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; for purposes of the foregoing calculation, any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding;

(ii) to the extent that no such rights or warrants are exercised prior to the expiry of the Rights Offering Exercise Period, the Exercise Price shall, upon expiry of the Rights Offering Exercise Period, be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed;

(iii) if any such rights or warrants are exercised, the Exercise Price shall, upon such exercise, be adjusted to the Exercise Price which would otherwise be determined under Section 4.1(b)(i) if each reference therein to "offered for subscription or purchase" were replaced by a reference to "issued upon the exercise of such rights or warrants" and each reference therein to "so offered" were replaced by a reference to "so purchased";

(iv) concurrently with any adjustment of the Exercise Price pursuant to this Section 4.1(b), the Exchange Rate will be adjusted so that it will equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(v) any adjustments required by this Section 4.1(b) shall be made successively whenever a record date for a Rights Offering is fixed ( provided that if two or more such record dates or are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates);

(c) if and whenever at any time after the Effective Date but prior to the Expiry Date the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of outstanding Common Shares of (i) securities of any class, whether of the Corporation or any other person (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a Rights Offering; (iii) evidences of its indebtedness, or (iv) any property or other assets (but excluding any cash dividends), then, in each such case:

(i) the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Corporation (subject to TSXV approval), of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price; for purposes of the foregoing calculation, any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding;

(ii) to the extent no such distribution is made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed;

(iii) concurrently, with any adjustment of the Exercise Price pursuant to this Section 4.1(c), the Exchange Rate will be adjusted so that it will equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(iv) any adjustments required by this Section 4.1(c) shall be made successively whenever such a record date is fixed;

(d) if and whenever at any time after the Effective Date but prior to the Expiry Date there is a reclassification or redesignation of the Common Shares, or a capital reorganization of the Corporation (other than as described in Section 4.1(a)) or a consolidation, amalgamation, arrangement, merger or other form of business combination of the Corporation with or into any other body corporate, trust, partnership or other entity that results in any reclassification of the Common Shares or any change or exchange of the Common Shares into or for other securities or any sale, lease, exchange, transfer or conveyance of the property, undertaking and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any of such events being a "Capital Reorganization"), any registered Warrantholder who has not exercised its right of acquisition prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Common Shares that prior to such effective date the registered Warrantholder would have been entitled to receive, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, that such registered Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the effective date thereof, as the case may be, the registered Warrantholder had been the registered holder of the number of Common Shares to which prior to such effective date it was entitled to acquire upon the exercise of the Warrants. If determined appropriate by the Warrant Agent, relying on advice of Counsel, to give effect to or to evidence the provisions of this Section 4.1(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a registered Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent pursuant to the provisions of this Section 4.1(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 8 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, redesignations, capital reorganizations, arrangements, amalgamations, consolidations, mergers, sales or conveyances;

(e) in any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the registered Warrantholder of any Warrant exercised after the record date and prior to completion of such event the additional Common Shares issuable by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such registered Warrantholder an appropriate instrument evidencing such registered Warrantholder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the relevant date of exercise or such later date as such registered Warrantholder would, but for the provisions of this Section 4.1(e), have become the holder of record of such additional Common Shares pursuant to Section 4.1;

(f) in any case in which Section 4.1(a)(iii), Section 4.1(b) or Section 4.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Warrantholders of the outstanding Warrants receive, subject to any required stock exchange or regulatory approval, the rights or warrants referred to in Section 4.1(a)(iii), Section 4.1(b) or the shares, rights, options, warrants, evidences of indebtedness or assets referred to in Section 4.1(c), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(g) the adjustments provided for in this Section 4.1 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest whole cent and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section 4.1, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and

(h) after any adjustment pursuant to this Section 4.1, the term "Common Shares" where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the registered Warrantholder is entitled to receive upon the exercise of this Warrant, and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares and other property or securities a registered Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant.

4.2 Entitlement to Common Shares on Exercise of Warrant

All Common Shares, or shares of any class or other securities, which a registered Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be Common Shares which such registered Warrantholder is entitled to acquire pursuant to such Warrant.

4.3 No Adjustment for Certain Transactions

Notwithstanding anything in this Article 4, no adjustment shall be made under Section 4.1 in respect of any issuance of Common Shares made (i) pursuant to this Indenture, (ii) pursuant to any stock option plan, share incentive plan, restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (iii) in satisfaction of existing instruments outstanding at the date hereof.

4.4 Determination by Independent Firm

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by an independent firm of chartered accountants other than the Auditors, who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all holders and all other persons interested therein.

4.5 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Common Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.6 Certificate of Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.1, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Auditors verifying such calculation. The Warrant Agent shall act and rely, and shall be protected in acting and relying, upon the certificate of the Corporation or of the Auditors and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

4.7 Notice of Special Matters

The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Warrantholders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Section 4.1. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Warrantholders of such adjustment computation.

4.8 No Action after Notice

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the registered Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 4.6 and Section 4.7.

4.9 Other Action

If the Corporation, after the date hereof, shall take any action affecting the Common Shares, other than an action described in Section 4.1 or an action referred to in Section 4.3, which in the reasonable opinion of the directors of the Corporation would materially affect the rights of Warrantholders, the Exercise Price and/or Exchange Rate shall be adjusted in such manner and at such time, by action of the directors, acting reasonably and in good faith, as they in their sole discretion may determine to be equitable to the Warrantholders in the circumstances, provided that no such adjustment will be made unless any requisite prior approval of any stock exchange on which the Common Shares are or may be listed for trading has been obtained.

4.10 Protection of Warrant Agent

The Warrant Agent shall not:

(a) at any time be under any duty or responsibility to any registered Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d) incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

4.11 Participation by Warrantholder

No adjustments shall be made pursuant to this Article 4 if the Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event.

4.12 Regulatory Approval of Adjustments

Notwithstanding the foregoing, any adjustment to the Exercise Price and/or Exchange Rate shall be subject to the prior written consent of the TSXV.

ARTICLE 5

RIGHTS OF THE CORPORATION AND COVENANTS

5.1 Optional Purchases by the Corporation

Subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, if any, the Corporation may from time to time purchase, by private contract or otherwise, any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors of the Corporation, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Corporation, in its sole discretion, may determine. In the case of Certificated Warrants, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent and reflected accordingly on the Register of Warrants. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly on the Register of Warrant and in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in replacement thereof.

5.2 General Covenants

The Corporation covenants with the Warrant Agent, for the benefit of the Warrant Agent and the Warrantholders, that so long as any Warrants remain outstanding:

(a) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b) it will cause the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(c) all Common Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable, free and clear of all encumbrances;

(d) it will use commercially reasonable efforts to maintain its existence and carry on its business in the ordinary course; provided that this clause shall not be construed as limiting or restricting the Corporation from agreeing to a consolidation, amalgamation, arrangement, takeover bid or merger even if the consideration being offered is not securities that are listed and posted for trading on a recognized Canadian stock exchange, provided that such transaction has been approved in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the applicable stock exchange;

(e) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture; and

(f) it will promptly notify the Warrant Agent and the Warrantholders in writing of any default under the terms of this Warrant Indenture which remains unrectified for more than five days following its occurrence.

(g) it will use commercially reasonable efforts to ensure that the Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the TSXV (or such other Canadian stock exchange acceptable to the Corporation), provided that this clause shall not be construed as limiting or restricting the Corporation from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Common Shares ceasing to be listed and posted for trading on such exchanges, so long as the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of such exchanges or the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash; and

(h) it will make all requisite filings under and otherwise take all requisite steps under and satisfy applicable Canadian securities legislation including those filings and other steps necessary to remain a reporting issuer not in default in each of the provinces and other Canadian jurisdictions where it is or becomes a reporting issuer.

5.3 Warrant Agent's Remuneration and Expenses

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties and obligations hereunder (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 5.3 shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.

5.4 Performance of Covenants by Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation and may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

5.5 Enforceability of Warrants

The Corporation covenants and agrees that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the provisions hereof and the terms hereof and that, subject to the provisions of this Indenture, the Corporation will cause the Common Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered in accordance with the terms of this Indenture.

ARTICLE 6

ENFORCEMENT

6.1 Suits by Warrantholders

All or any of the rights conferred upon any registered Warrantholder by any of the terms of this Indenture may be enforced by the registered Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

6.2 Suits by the Corporation

The Corporation shall have the right to enforce full payment of the Exercise Price of all Common Shares issued by the Warrant Agent to a registered Warrantholder hereunder and shall be entitled to demand such payment from the registered Warrantholder or alternatively to instruct the Warrant Agent to cause the cancellation of the share certificates and amend the securities register accordingly.

6.3 Immunity of Shareholders, etc.

The Warrant Agent and the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, trustee, employee or agent of any Corporation or any successor corporation on any covenant, agreement, representation or warranty by the Corporation herein. Only the Corporation shall be bound in respect hereof.

6.4 Waiver of Default

Upon the happening of any default hereunder:

(a) the Warrantholders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, on the advice of Counsel, if, in the Warrant Agent's opinion, based on the advice of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7

MEETINGS OF REGISTERED WARRANTHOLDERS

7.1 Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. If the Warrant Agent fails to so call a meeting within seven days after receipt of such written request of the Corporation or such Warrantholders' Request and the indemnity and funding given as aforesaid, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, in the Province of Ontario, or at such other place as may be approved or determined by the Warrant Agent.

7.2 Notice

At least 21 days' prior written notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Section 7.2.

7.3 Chair

An individual (who need not be a registered Warrantholder) designated in writing by the Warrant Agent shall be chair of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chair.

7.4 Quorum

Subject to the provisions of Section 7.11, at any meeting of the Warrantholders a quorum shall consist of registered Warrantholder(s) present in person or by proxy holding at least 25% of the then outstanding Warrants. If a quorum of the Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 25% of the aggregate number of all then outstanding Warrants.

7.5 Power to Adjourn

The chair of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7 Poll and Voting

(1) On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chair or by one or more of the Warrantholders acting in person or by proxy and holding in the aggregate at least 5% of the aggregate number of Warrants then outstanding, a poll shall be taken in such manner as the chair shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(2) On a show of hands, every person who is present and entitled to vote, whether as a registered Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each registered Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it. A proxy need not be a registered Warrantholder. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

7.8 Regulations

(1) The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a registered Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Warrantholders or proxies of Warrantholders.

7.9 Corporation and Warrant Agent May be Represented

The Corporation and the Warrant Agent, by their respective directors, officers, agents, and employees, and Counsel for the Corporation and for the Warrant Agent may attend any meeting of the Warrantholders.

7.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall, subject to the provisions of Section 7.11, have the power exercisable from time to time by Extraordinary Resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent's prior consent, acting reasonably) or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture or otherwise;

(b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c) to direct or to authorize the Warrant Agent, subject to Section 9.2(2) hereof, to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) to restrain any registered Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or to enforce any of the rights of the Warrantholders;

(f) to direct any registered Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such registered Warrantholder in connection therewith;

(g) to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h) with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

7.11 Meaning of Extraordinary Resolution

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution: (i) proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Warrantholders holding in the aggregate at least 25% of the aggregate number of Warrants then outstanding and passed by the affirmative votes of Warrantholders holding not less than 66 2/3% of the aggregate number of Warrants then outstanding at the meeting and voted on the poll upon such resolution; or (ii) in writing signed by the holders of at least 66 2/3% of the then outstanding Warrants on any matter that would otherwise be voted upon at a meeting called to approve such resolution as contemplated in this Section 7.11(1).

(2) If, at the meeting at which an Extraordinary Resolution is to be considered, Warrantholders holding at least 25% of the aggregate number of Warrants then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chair. Not less than 14 days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 25% of the aggregate number of the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3) Subject to Section 7.14, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Warrantholders holding not less than a majority or in the case of an Extraordinary Resolution, holding not less than 66 2/3%, of the aggregate number of all of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed by holders of not less than 66 2/3% of the aggregate number of all of the then outstanding Warrants.

7.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16 Holdings by Corporation Disregarded

In determining whether Warrantholders are holding the required number of Warrants at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

ARTICLE 8

SUPPLEMENTAL INDENTURES

8.1 Provision for Supplemental Indentures for Certain Purposes

Subject to regulatory approval, from time to time, the Corporation (when authorized by action of the directors) and the Warrant Agent may, subject to the provisions hereof and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 4;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(c) giving effect to any Extraordinary Resolution passed as provided in Section 7.11;

(d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(e) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f) modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(g) providing for the issuance of additional Warrants hereunder, including Warrants in excess of the number set out in Section 2.1, and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of Counsel; and

(h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

8.2 Successor Entities

(1) In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another entity ("successor entity"), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 9

CONCERNING THE WARRANT AGENT

9.1 Warrant Indenture Legislation

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

9.2 Rights and Duties of Warrant Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligent action, willful misconduct, bad faith or fraud under this Indenture.

(2) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent and its officers, directors, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Warrants Certificates held by them, for which Warrants the Warrant Agent shall issue receipts.

(4) Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation.

9.3 Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(2) In the exercise of its rights and duties hereunder, the Warrant Agent shall be protected in acting and relying upon any written notice, opinions, reports, certificates, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents" in this Section 9.3) furnished to it and signed by any person required to or entitled to execute and deliver to the Warrant Agent any such Documents in connection with this Indenture, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine, provided the Warrant Agent examines the Documents and determines it complies with the applicable requirements of this Indenture. The Warrant Agent has sole discretion and shall be protected in acting and relying upon any Document received either in facsimile or by e-mail of a pdf form.

(3) Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(4) Whenever Applicable Legislation requires that evidence referred to in Section 9.3(1) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the Chair of the Board and Chief Executive Officer, President and Chief Operating Officer, Executive Vice-President, Vice-President, Secretary, Controller, Treasurer, or any Assistant-Secretary or Assistant-Treasurer of the Corporation.

(5) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary, solicitor or commissioner for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(6) The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging and determining its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such Counsel, experts or advisers who have been appointed with due care by the Warrant Agent. The Corporation shall pay or reimburse the Warrant Agent for any reasonable fees, expenses and disbursements of such Counsel or advisers.

(7) The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser in good standing and who in good faith the Warrant Agent determined would be appropriately able to give such opinion, advice or information, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

9.4 Documents, Monies, etc. Held by Warrant Agent

Until released in accordance with this Indenture, any funds received hereunder shall be kept in segregated records of the Warrant Agent and the Warrant Agent shall place the funds in segregated trust accounts of the Warrant Agent at one or more of the Canadian Chartered Banks listed in Schedule 1 of the Bank Act (Canada) (each, an "Approved Bank"). All amounts held by the Warrant Agent pursuant to this Indenture shall be held by the Warrant Agent for the Corporation and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Warrant Agent pursuant to this Indenture are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an Approved Bank pursuant to this section, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The parties hereto acknowledge and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make any further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all of such monies and need not, invest same; the Warrant Agent shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

9.5 Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

9.6 Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the agency and powers of this Indenture or otherwise in respect of the premises.

9.7 Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to the Warrant Agent it is expressly declared and agreed as follows:

(a) the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 9.9 or in the Authentication of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b) nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation;

(e) the Corporation hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates, their officers, directors, employees, agents, successors and assigns (the "Indemnified Parties") from and against any and all liabilities whatsoever, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgments, expenses and disbursements, including reasonable legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties' duties, or any other services that the Warrant Agent may provide in connection with or in any way relating to this Indenture. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence or wilful misconduct of the Warrant Agent, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture; and

(f) Notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(g) The Warrant Agent shall not be liable for any error in good judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith or willful misconduct.

9.8 Replacement of Warrant Agent; Successor by Merger

(1) The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than 60 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant agent unless a new warrant agent has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any registered Warrantholder may apply to a judge of the Superior Court of the Province of Ontario on such notice as such judge may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under any provision of this Section 9.8 shall be an entity authorized to carry on the business of a trust company in the Province of Ontario and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder.

(2) Upon the appointment of a successor warrant agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 10.2.

(3) Any Warrant Certificates Authenticated but not delivered by a predecessor Warrant Agent may be adopted and delivered by the successor warrant agent in the name of the predecessor or successor warrant agent: and in case at that time any of the Warrant Certificates have not been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases such Warrant Certificates will have the full force provided in the Warrant Certificates and in this Indenture.

(4) Any Corporation into which the Warrant Agent may be merged or consolidated or amalgamated, or any Corporation resulting therefrom to which the Warrant Agent shall be a party, or any Corporation succeeding to substantially the corporate trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such Corporation would be eligible for appointment as successor Warrant Agent under Section 9.8(1).

9.9 Conflict of Interest

(1) The Warrant Agent represents to the Corporation that to the best of its knowledge, at the time of execution and delivery of this Indenture hereof no material conflict of interest exists with respect to the Warrant Agent role as Warrant Agent hereunder.

(2) Subject to Section 9.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

9.10 Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

9.11 Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

9.12 Warrant Agent Not Required to Give Notice of Default

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

9.13 Anti-Money Laundering

(1) Each party to this Indenture other than the Warrant Agent hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

(2) The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanctions, legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanctions, legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Indenture, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

9.14 Compliance with Privacy Code

The parties acknowledge that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Warrant Agent manage its servicing relationships with such individuals;

(c) to meet the Warrant Agent's legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website, www.tsxtrust.com, or upon request, including revisions thereto. Further, each party agree that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

9.15 Securities Exchange Commission Certification

The Corporation confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act or have a reporting obligation pursuant to Section 15(d) of the U.S Securities Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Securities Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Securities Exchange Act, the Corporation shall promptly deliver to the Warrant Agent an officers' certificate notifying the Warrant Agent of such registration or termination and such other information as the Warrant Agent may require at the time. The Corporation acknowledges that Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission ("SEC") obligations with respect to those clients who are filing with the SEC.

ARTICLE 10

GENERAL

10.1 Notice to the Corporation and Warrant Agent

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid, if faxed or if emailed:

(a) If to the Corporation:

Osisko Development Corp.

1100 Avenue des Canadiens-de-Montréal, Suite 300
Montréal, QC H3B 2S2

Attention:	Benoit Brunet
Email:	BBrunet@osiskodev.com

with a copy (which will not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place, P.O. Box 130

Toronto, ON M5X 1A4

Attention:	Sander Grieve
Email:	grieves@bennettjones.com

(b) If to the Warrant Agent:

TSX Trust Company

301-100 Adelaide Street West
Toronto, ON M5H 4H1

Attention:	Vice President, Trust Services
Facsimile number:	416-361-0470
Email:	tmxestaff-corporatetrust@tmx.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery or, if mailed, on the fifth Business Day following the date of mailing such notice or, if faxed or emailed, on the next Business Day following the date of transmission.

(2) The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Corporation or the Warrant Agent hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Section 10.1(1), or given by facsimile or email or other means of prepaid, transmitted and recorded communication.

10.2 Notice to Warrantholders

(1) Unless otherwise provided herein, notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by ordinary prepaid post addressed to such holders at their addresses appearing on the Register and shall be deemed to have been effectively received and given on the date of delivery or, if mailed, on the third Business Day following the date of mailing such notice. In the event that Warrants are held in the name of the Depository, a copy of such notice shall also be sent by electronic communication to the Depository and shall be deemed received and given on the day it is so sent.

(2) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to such Warrantholders to the address for such Warrantholders contained in the Register maintained by the Warrant Agent or such notice may be given, at the Corporation's expense, by means of publication in the Globe and Mail, National Edition, or any other English language daily newspaper or newspapers of general circulation in Canada, in each two successive weeks, the first such notice to be published within 5 Business Days of such event, and any such notice published shall be deemed to have been received and given on the latest date the publication takes place.

(3) Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

10.3 Ownership of Warrants

The Corporation and the Warrant Agent may deem and treat the Warrantholders as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt of any such registered Warrantholder of the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4 Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Delivery of an executed copy of this Indenture by email, electronic facsimile transmission or other means of electronic communication capable of producing a printed copy, and acceptance by each such party of any such facsimile or electronic copy shall be legally effective to create a valid and binding Indenture among the parties hereto in accordance with the terms hereof.

10.5 Satisfaction and Discharge of Indenture

Upon the earlier of:

(1) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants, or such other instructions, in a form satisfactory to the Warrant Agent, in the case of Uncertificated Warrants, or by way of standard processing through the book entry only system in the case of a CDS Global Warrant; and

(2) the Expiry Time;

and if all certificates or other entries on the securities register of the Corporation representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

10.6 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or in the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

10.7 Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation in Section 7.16, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a) the names (other than the name of the Corporation) of the Warrantholders which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation; and

(b) the number of Warrants owned legally or beneficially by the Corporation;

and the Warrant Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without any additional evidence.

10.8 Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

10.9 Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

10.10 Assignment, Successors and Assigns

None of the parties hereto may assign its rights or interest under this Indenture, except (i) as provided in Section 9.8 in the case of the Warrant Agent, (ii) as provided in Section 8.2 in the case of the Corporation.

10.11 Rights of Rescission and Withdrawal for Holders

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder's funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Warrant Agent of any underlying Common Shares or other securities that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any such underlying Common Shares or other securities on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received by the holder from the Corporation by virtue of the holder being a Shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Corporation by such holder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce the return of the funds pursuant to this section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

OSISKO DEVELOPMENT CORP.

By:	(signed) Sean Roosen
Name: Sean Roosen
Title: Chair and Chief Executive Officer

By:	(signed) Benoit Brunet
Name: Benoit Brunet
Title: Chief Financial Officer, Vice President, Finance and Corporate Secretary

TSX TRUST COMPANY

By:	(signed) Brett Higgs
Name: Brett Higgs
Title: Corporate Trust Officer

By:	(signed) Donald Crawford
Name: Donald Crawford
Title: Senior Trust Officer

A-1

SCHEDULE "A"

FORM OF WARRANT

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MAY 1, 2021.

UNLESS THE CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO OSISKO DEVELOPMENT CORP. (THE "CORPORATION") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

THIS WARRANT MAY NOT BE EXERCISED UNLESS THE SHARES ISSUABLE UPON EXERCISE MAY BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LEGISLATION OR THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF CANADIAN RESIDENT UNTIL MAY 1, 2021.

A-2

WARRANT

To acquire Common Shares of

OSISKO DEVELOPMENT CORP.

(existing pursuant to the federal laws of Canada)

Warrant	Certificate for __________________________
Certificate No. ____________	Warrants, each entitling the holder to acquire one
Common Share (subject to adjustment as provided
for in the Warrant Indenture (as defined below))

CUSIP [●]

ISIN CA [●]

THIS IS TO CERTIFY THAT, for value received,

(the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of Osisko Development Corp. (the "Corporation") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 5:00 p.m. (Toronto time) (the "Expiry Time") on December 1, 2023 (the "Expiry Date"), one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a "Common Share") for each whole Warrant, subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a) duly completing and executing the exercise form (the "Exercise Form") attached hereto; and

(b) surrendering this warrant certificate (the "Warrant Certificate"), with a duly completed Exercise Form, to the Warrant Agent at one of the principal office of the Warrant Agent, in the City of Toronto, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be $10.00 per Common Share (the "Exercise Price").

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not so exercised. No fractional Common Shares will be issued upon exercise of any Warrant.

A-3

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture, together with all other instruments supplemental or ancillary thereto, is herein referred to as the "Warrant Indenture") dated as of December 30, 2020 among the Corporation and TSX Trust Company, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

Neither the Warrants nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or U.S. state securities laws. The Warrants may not be exercised in the United States, or by or on behalf of, or for the account or benefit of, a U.S. person or a person in the United States, unless (i) this Warrant and such Common Shares have been registered under the U.S. Securities Act and the applicable laws of any such state, or (ii) an exemption from such registration requirements is available and the requirements set forth in the Exercise Form have been satisfied. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates representing in the aggregate an equal number of Warrants as are held under the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants holding a specific majority of the Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Toronto, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

A-4

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu'elles ont exigé que la présente convention, de même que tous les documents s'y rapportant, soient rédigés en anglais.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

 A-5

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of ________________________, 202____.

OSISKO DEVELOPMENT CORP.

By:
Name:
Title:

By:
Name:
Title:

Countersigned and Registered by:

TSX TRUST COMPANY

By:
Name:
Title:

 A-6

SCHEDULE "A"

FORM OF TRANSFER

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO, WITH THE EXCEPTION OF A QUALIFIED INSTITUTIONAL BUYER, A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES.

To: TSX Trust Company

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to __________________________________________

____________________________________________________________________________________________________________

(print name and address) the Warrants represented by this Warrant Certificate and hereby irrevocable constitutes and appoints ______________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, with the exception of a Qualified Institutional Buyer, a person in the United States or a U.S. Person (as such terms are defined in Rule 144A and Regulation S under the United States Securities Act of 1933, as amended).

DATED this ______ day of _________________, 202____.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
)
)
Guarantor's Signature/Stamp	)	Name of Transferor
)

 A-7

REASON FOR TRANSFER - For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

☐ Gift	☐ Estate	☐ Private Sale	☐ Other (or no change in ownership)

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

• Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

• Canada: A Signature Guarantee obtained from a participating Schedule I Canadian chartered bank, or a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

• Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

A-8

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER - FOR US RESIDENTS ONLY

Consistent with US IRS regulations, TSX Trust Company is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

B-1

SCHEDULE "B"
EXERCISE FORM

TO:	OSISKO DEVELOPMENT CORP.

AND TO:	TSX Trust Company
100 Adelaide St W #301, Toronto, ON M5H 4H1
Attn: Corporate Actions

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire:

______________________ Common Shares pursuant to the right of such holder to be issued, and hereby subscribes for the Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Indenture for an aggregate exercise price of  _________________.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned hereby represents, warrants and certifies that (check box (a), (b), (c) or as applicable):

☐ (a) the undersigned (i) is not in the United States; (ii) is not a U.S. Person; (iii) is not exercising the Warrants on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (iv) did not acquire the Warrants in the United States or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (v) did not receive an offer to exercise the Warrants in the United States; (vi) did not execute or deliver this Exercise Form in the United States; (vii) delivery of the underlying Common Shares will not be to an address in the United States; and (viii) has, in all other respects, complied with the terms of Regulation S in connection herewith;

☐ (b)  the undersigned (i) is a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act, who first purchased Units on the date of original issuance of the Units and who, in connection with such purchase, executed a U.S. Subscription Agreement; (ii) is exercising the Warrants for its own account or for the account of a disclosed principal that was named in the U.S. Subscription Agreement; (iii) is, and such disclosed principal, if any, is a Qualified Institutional Buyer at the time of exercise of these Warrants; and (iv) confirms the representations and warranties made by the undersigned in the U.S. Subscription Agreement including all applicable schedules attached thereto at the time of the original purchase of the Units remain true and complete as of the date hereof;

☐ (c)  the undersigned (A) is (i) present in the United States, (ii) a U.S. Person, (iii) a person exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, or (iv) requesting delivery in the United States of the Common Shares issuable upon such exercise, and the (B) has an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available for the exercise of the Warrants, and attached hereto is a written opinion of U.S. counsel or other evidence in form and substance reasonably satisfactory to the Corporation to that effect.

B-2

If Box (c) above is checked, holders are encouraged to consult with the Corporation and the Warrant Agent in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation.

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, the Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation including the resale restrictions in the U.S. Subscription Agreement applicable to QIB Purchasers.

 B-3

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to TSX Trust Company at: 100 Adelaide Street West, Suite 301, Toronto, ON M5H 4H1, Attn: Corporate Actions.

[execution page follows]

B-4

DATED this ______ day of _________________, 202____.

)
)
Witness	)	(Signature of Warrantholder, to be the same as
	)	appears on the face of this Warrant Certificate)
	)	Signature of Transferor
)
)
	)	Name of registered Warrantholder
)

☐ Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Note: Due to the COVID-19 outbreak, pick-up at the office of the Warrant Agent may not be possible. Warrantholders selecting this option should contact the Warrant Agent to confirm availability of pick-up. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

SCHEDULE "C"

JANUARY INDENTURE

See attached.

 EXECUTION COPY

OSISKO DEVELOPMENT CORP.

as the Corporation

- and -

TSX TRUST COMPANY

as the Warrant Agent

WARRANT INDENTURE

Providing for the Issue of Warrants

Dated as of January 8, 2021

-i-

(continued)

-ii-

(continued)

-iii-

WARRANT INDENTURE

THIS WARRANT INDENTURE is dated as of January 8, 2021.

AMONG:

OSISKO DEVELOPMENT CORP., a corporation existing under the federal laws of Canada (the "Corporation")

- and -

TSX TRUST COMPANY, a trust company existing under the federal laws of Canada (the "Warrant Agent")

WHEREAS the Corporation is authorized to issue an unlimited number of Common Shares (as defined herein);

AND WHEREAS the Corporation proposes to issue and sell up to 9,346,464 units of the Corporation (each a "Unit") by way of a private placement;

AND WHEREAS each Unit is comprised of one Common Share (as defined herein) and one-half of one Warrant (as defined herein), with each whole Warrant entitling the holder thereof to subscribe for and purchase, subject to adjustment, one Common Share at the Exercise Price (as defined herein) and upon the terms and conditions hereinafter set forth;

AND WHEREAS in accordance with the foregoing, the Corporation is proposing to issue an aggregate of up to 4,673,232 Warrants pursuant to this Warrant Indenture (as defined herein);

AND WHEREAS the Corporation is authorized under the laws applicable to it to create and issue the Warrants as hereinafter provided;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Warrants, when created and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent;

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

"Applicable Legislation" means any statute of Canada or a province thereof, and the regulations under any such named or other statute, relating to warrant indentures or to the rights, duties and obligations of warrant agents under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

"Applicable Securities Laws" means the applicable securities laws and regulations of each of the provinces and territories of Canada, and the applicable federal and state securities laws and regulations of the United States, together with all related rules, policies, notices and orders of applicable regulatory authorities;

"Approved Bank" has the meaning set forth in Section 9.4;

"Auditors" means a firm of professionalaccountants duly appointed as auditors of the Corporation, from time to time;

"Authenticated" means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation or on which the signatures of the Corporation have been printed, lithographed or otherwise mechanically reproduced and authenticated by signature of an authorized officer of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.8 are entered in the Register of holders of Warrants, "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

"Book Based System" means the electronic system for clearing, depository and entitlement services operated by CDS;

"Book Entry Only Participants" means institutions that participate directly or indirectly in the Depository's Book Based System for the Warrants;

"Book Entry Only Warrants" means Warrants that are to be held only by or on behalf of the Depository on the Book Based System;

"Business Day" means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in the City of Toronto, Ontario, and shall be a day on which the TSXV is open for trading;

"Capital Reorganization" has the meaning set forth in Section 4.1(d);

"CDS Global Warrants" means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Corporation, by a Warrant Certificate;

"Certificated Warrant" means a Warrant evidenced by a writing or writings substantially in the form of Schedule "A", attached hereto;

"Common Share Recapitalization" has the meaning set forth in Section 4.1(a);

"Common Shares" means the common shares of the Corporation;

"Confirmation" has the meaning set forth in Section 3.2(1);

"Corporation" means Osisko Development Corp., a corporation existing under the federal laws of Canada;

"Counsel" means a barrister and/or solicitor or a firm of barristers and/or solicitors, who may be counsel for the Corporation, acceptable to the Warrant Agent;

"Current Market Price" of the Common Shares at any date means the volume weighted average of the trading price per share for such Common Shares for each day there was a closing price for the twenty (20) consecutive Trading Days ending five (5) days prior to such date on the TSXV or any stock exchange on which the Common Shares are listed for trading, or, if the Common Shares are not traded on any stock exchange, as may be determined by the board of directors of the Corporation, acting reasonably;

"Depository" means CDS Clearing and Depository Services Inc., or its successor;

"Documents" has the meaning set forth in Section 9.3;

"DRS" means the Direct Registration System maintained by the Warrant Agent, in the case of the Warrants, or the Corporation's Transfer Agent, in the case of the Common Shares;

"DRS Advice" means the notification produced by the DRS system evidencing ownership of the Warrants or Common Shares, as the case may be;

"Effective Date" means the date of issue of the Warrants;

"Exchange Rate" means, at any time, the number of Common Shares subject to the right of purchase under each whole Warrant at such time, which, as of the Effective Date, shall be one (1) Common Share (subject to adjustment in accordance with the provisions of Article 4);

"Exercise Date"means, in relation to a Warrant, the Business Day on which such Warrant is validly exercised or deemed to be validly exercised in accordance with Article 3 hereof;

"Exercise Notice" has the meaning set forth in Section 3.2(1);

"Exercise Price" means, at any time, the price at which a whole Common Share may be purchased upon the exercise of a whole Warrant at such time, which, as of the Effective Date, shall be $10.00 per Common Share (or the U.S. dollar equivalent, based on the prevailing currency exchange rate in effect on the date immediately prior to the Exercise Date as quoted by the Bank of Canada), subject to adjustment in accordance with the provisions of Article 4;

"Expiry Date" means December 1, 2023;

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

"Extraordinary Resolution" has the meaning set forth in Section 7.11;

"holder" means, unless the context requires otherwise, a Warrantholder;

"Indemnified Parties" has the meaning set forth in Section 9.7;

"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the Register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

"person" means an individual, body corporate, partnership, limited liability company, trust, warrant agent, executor, administrator, legal representative or any unincorporated organization;

"QIB Purchaser" means a Qualified Institutional Buyer who first purchased Units on the date of original issuance of the Units and who, in connection with such purchase, executed a U.S. Subscription Agreement;

"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A under the U.S. Securities Act;

"Register" means the one set of records and accounts maintained by the Warrant Agent and designated as the Register of the holders of Warrants in accordance with Section 2.9;

"register" means, unless the context requires otherwise, to record in the Register;

"registered" means, unless the context requires otherwise, as recorded in the Register;

"Regulation D" means Regulation D adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"Rights Offering" has the meaning set forth in Section 4.1(b);

"Rights Offering Exercise Period" has the meaning set forth in Section 4.1(b);

"SEC" has the meaning set forth in Section 9.15;

"Shareholder" means a holder of shares of the Corporation;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

"Trading Day" means a day on which a stock exchange on which the Common Shares are listed and which forms the primary trading market for such shares is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

"Transfer Agent" means TSX Trust Company, in its capacity as transfer agent of the Common Shares, or its successors from time to time;

"TSXV" means the TSX Venture Exchange;

"UncertificatedWarrant"means any Warrant which is not a Certificated Warrant, including DRS Advices;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"Units" has the meaning ascribed thereto in the recitals hereto;

"U.S. Accredited Investor" has the meaning set forth in Section 3.3(2)(b);

"U.S. Common Share Legend" has the meaning set forth in Section 3.3(3);

"U.S. Person" means a U.S. person as that term is defined in Rule 902(k) of Regulation S;

"U.S. Purchaser" means a U.S. Person, a Person in the United States or a Person purchasing Units for the account or benefit of a U.S. Person or a Person in the United States that originally purchased Units from the Corporation;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Exchange Act" means the United States Securities and Exchange Act of 1934, as amended;

"U.S. Subscription Agreement" means a subscription agreement delivered to and executed by QIB Purchasers of the Units in the United States or that are U.S. Persons;

"U.S. Warrant Certificates" means certificates representing Warrants issued to U.S. Purchasers;

"U.S. Warrant Legend" has the meaning set forth in Section 2.6(3);

"Warrant Agency" means one of the principal office of the Warrant Agent in the City of Toronto, or such other place as may be designated in accordance with Section 3.5;

"Warrant Agent"means the TSX Trust Company, in its capacity as warrant agent of the Warrants, or its successors from time to time;

"Warrant Certificate" means a certificate, substantially in the form set forth in Schedule "A" hereto, to evidence those Warrants that will be evidenced by a certificate;

"Warrantholders"means the persons who are registered owners of Warrants as such names appear on the Register, and for greater certainty, shall include the Depository as well as the holders of Uncertificated Warrants appearing on the Register of the Warrant Agent;

"Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders holding in the aggregate not less than 50% of the aggregate number of Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

"Warrants"means the common share purchase warrants created by and authorized by and issuable under this Indenture, each whole warrant entitling the holder thereof to purchase one Common Share (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time; and

"written order", "written request", "written consent" or "certificate" of the Corporation, mean,

a written order, written request, written consent or certificate signed in the name of the Corporation, by any one duly authorized signatory of the Corporation, and may consist of one or more instruments so executed.

1.2 Gender and Number

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

1.3 Construction

(1) The terms "this Warrant Indenture", "this Indenture", "hereto", "herein", "hereby", "hereof" and similar expressions mean and refer to this warrant indenture and any indenture, deed or instrument supplemental hereto.

(2) The expressions "Article", "Section", "subsection" and "paragraph" followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture.

(3) The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.

1.4 Day not a Business Day

If any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence in this Indenture and each Warrant.

1.6 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.7 Applicable Law

This Indenture, the Warrants, the Warrant Certificates and DRS Advices (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

ARTICLE 2

ISSUE OF WARRANTS

2.1 Creation and Issue of Warrants

(1) The Warrants authorized to be issued hereunder are limited in respect of the aggregate number of Common Shares which can be subscribed for and purchased pursuant thereto, and Warrants may be issued only upon and subject to the terms and conditions hereinafter set forth. The Corporation is hereby authorized to create and issue up to 4,673,232 Warrants entitling the holders thereof to subscribe for and purchase up to an aggregate of up to 4,673,232 Common Shares together with such additional indeterminate number of Common Shares as may be required to be issued pursuant to any adjustment required to be made by the provisions of Article 4 hereof, and such Warrants are hereby authorized to be issued.

(2) Registration of interests in the Warrants held by the Depository may be evidenced by a position appearing on the Register for an amount representing the aggregate number of such Warrants outstanding from time to time.

2.2 Terms of Warrants

(1) Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance herewith, each whole Warrant shall entitle the holder thereof, upon exercise at any time after the Effective Date and prior to the Expiry Time, to acquire that number of Common Shares equal to the Exchange Rate, upon payment of the Exercise Price as provided herein.

(2) No fractional Warrants shall be issued or otherwise provided for hereunder and Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. If the aggregate number of Warrants to be issued to a person includes a fractional Warrant, the number of Warrants to be issued to such person shallbe rounded down to the nearest whole number and no consideration shall be paid for any such fractional Warrant.

(3) Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(4) The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Article 4.

(5) Neither the Corporation nor the Warrant Agent shall have any obligation to deliver Common Shares upon the exercise of any Warrant if the person to whom such shares are to be delivered is a resident of a country or political subdivision thereof in which the Common Shares may not lawfully be issued pursuant to applicable securities legislation. The Corporation shall require any person to provide proof of an applicable exemption from such securities legislation to the Corporation and Warrant Agent before any Common Shares are delivered pursuant to the exercise of any Warrant. For greater certainty, the Warrant Agent shall be entitled to assume that the issuance and delivery of Common Shares pursuant to any Warrant exercise is lawful unless otherwise directed in writing by the Corporation.

2.3 Warrantholder not a Shareholder

Except as may be specifically provided herein, nothing in this Indenture, or in the holding of a Warrant Certificate or entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, or the right to dividends or other distributions or allocations on the Common Shares.

2.4 Not Registered in the United States

The parties hereto acknowledge that the Warrants and the Common Shares issuable upon exercise thereof have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and are being issued in the United States or to or for the account or benefit of U.S. Persons in reliance on exemptions from the registration requirements of the U.S. Securities Act and similar exemptions under applicable state securities laws.

A U.S. Purchaser who is a Qualified Institutional Buyer may only offer, sell, or otherwise transfer Warrants and Common Shares issuable upon exercise thereof: (a) to the Corporation or (b) outside the United States, in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations.

A U.S. Purchaser who is an Accredited Investor but not a Qualified Institutional Buyer may only offer, sell, or otherwise transfer Warrants and the Common Shares issuable upon exercise thereof: (a) to the Corporation or (b) outside the United States, in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, (c) pursuant to the exemptions from registration under the U.S. Securities Act provided by (1) Rule 144, if available, or (2) Rule 144A thereunder, if available, and in compliance with applicable state securities laws or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, provided that in the case of transfers pursuant to (c)(1) or (d) above, a legal opinion in form and substance reasonably satisfactory to the Corporation must first be provided to the Corporation's transfer agent.

2.5 Warrants to Rank Pari Passu

All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

2.6 Form of Warrants, Certificated Warrants

(1) The Warrants, as well as all certificates, DRS Advices or written notices issued in exchange for or in substitution of such Warrants or written notices, and each Common Share issued upon the exercise of such Warrants, shall bear or deemed to bear the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT A DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION]"

"UNLESS THE CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO OSISKO DEVELOPMENT CORP. (THE "CORPORATION") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

"THIS WARRANT MAY NOT BE EXERCISED UNLESS THE SHARES ISSUABLE UPON EXERCISE MAY BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LEGISLATION OR THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT."

and if applicable under the policies of the TSXV, the additional legend as follows:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF CANADIAN RESIDENT UNTIL [INSERT A DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION]."

(2) The Warrants may be issued in both certificated and uncertificated form or DRS Advices. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule "A" hereto, which shall be dated as of the Effective Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. Warrants issued in an uncertificated form may be evidenced by a DRS Advice. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the Register to be maintained by the Warrant Agent in accordance with Section 2.9.

(3) Each U.S. Warrant Certificate originally issued to a U.S. Purchaser who is a U.S. Accredited Investor but not a Qualified Institutional Buyer and is represented by definitive certificates, and any certificates issued in exchange therefor or in substitution thereof, shall bear the following legend (the "U.S. Warrant Legend") until the same is no longer required under the U.S. Securities Act or applicable state securities laws:

"THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF OSISKO DEVELOPMENT CORP. (THE "CORPORATION") THAT THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THIS WARRANT MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided, that if any Warrants are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and if the Corporation is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act at the time of sale, the U.S. Warrant Legend may be removed by providing a declaration to the Warrant Agent in the form attached hereto as Schedule "C", or such form as the Corporation may from time to time prescribe, together with any other evidence, which may include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act.

2.7 Book Entry Only Warrants

(1) Reregistration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.7, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the Register.

(2) Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of any CDS Global Warrants in whole or in part may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(a) the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Corporation is unable to locate a qualified successor;

(b) the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Corporation is unable to locate a qualified successor;

(c) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d) the Corporation determines that the Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

(e) such right is required by Applicable Legislation as determined by the Corporation and the Corporation's Counsel;

(f) the Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person who is not a Qualified Institutional Buyer; or

(g) such registration is effected in accordance with the internal procedures of the Depository and the Warrant Agent,

following which, Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide a certificate of the Corporation giving notice to the Warrant Agent of the occurrence of any event outlined in clauses (a) to (f) of this Section 2.7(2).

(3) Subject to the provisions of this Section 2.7, any exchange of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.12, mutatis mutandis. All such Warrants issued in exchange for a CDS Global Warrant or any portion thereof shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

(4) Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, whether pursuant to this Section 2.7, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(5) Notwithstanding anything to the contrary in this Indenture, subject to Applicable Legislation, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(6) The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by Applicable Legislation and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(7) Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a) the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(b) maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(c) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(8) The Corporation may terminate the application of this Section 2.7 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

2.8 Warrant Certificate

(1) For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Corporation. Each Warrant Certificate shall be Authenticated on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any one duly authorized signatory of the Corporation; whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has a signature as hereinbefore provided shall be valid notwithstanding that the person whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine.

(2) The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture, and such Authenticated Uncertificated Warrants shall be binding on the Corporation. The Register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the Register at any time and any later time, the Register at the later time shall be controlling, absent manifest error.

(3) Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and Applicable Legislation, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(4) No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the Register, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

2.9 Register of Warrants

(1) The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the Register of the holders of Warrants. The information to be entered for each account in the Register at any time shall include (without limitation):

(a) the names and addresses of the holders of the Warrants, the date of Authentication thereof and the number of Warrants;

(b) whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(c) whether such Warrant has been cancelled; and

(d) a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

The Register shall be available for inspection by the Corporation or any Warrantholder during the Warrant Agent's regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(2) Once an Uncertificated Warrant has been Authenticated, the information set forth in the Register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Corporation or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Warrant Agent.

2.10 Issue in Substitution for Warrant Certificates Lost, etc.

(1) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to Applicable Legislation, shall issue and thereupon the Warrant Agent shall certify and deliver, a new Warrant Certificate of like tenor, and bearing the same legend, if applicable, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Corporation and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, in their sole discretion, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.11 Exchange of Warrant Certificates

(1) Any one or more Warrant Certificates representing any number of Warrants may, upon compliance with the reasonable requirements of the Warrant Agent (including compliance with applicable securities legislation), be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants, and bearing the same legend, if applicable, as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(2) Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate from the holder (or such other instructions, in form satisfactory to the Warrant Agent), tendered for exchange shall be surrendered to the Warrant Agency and cancelled by the Warrant Agent.

2.12 Transfer and Ownership of Warrants

(1) The Warrants may only be transferred on the Register kept by the Warrant Agent at the Warrant Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon (a) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificate representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule "A", (b) in the case of Book Entry Only Warrants, in accordance with procedures prescribed by the Depository under the book entry registration system, (c) in the case of DRS Advices, surrendering to the Warrant Agent at the Warrant Agency, DRS Advices representing the Warrants to be transferred together with a duly executed form of transfer as set forth in Schedule "A" and (d) upon compliance with:

(i) the conditions herein;

(ii) such reasonable requirements as the Warrant Agent may prescribe; and

(iii) all applicable securities legislation and requirements of regulatory authorities;

and, in the case of a Warrant Certificate, such transfer shall be duly noted in such Register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, to the transferee of a DRS Advice, a DRS Advice, or the Warrant Agent shall Authenticate and deliver a Warrant Certificate upon request that part of the CDS Global Warrant be certificated. Transfers within the systems of the Depository are not the responsibility of the Warrant Agent and will not be noted on the Register maintained by the Warrant Agent and Warrants that are held as Book Entry Only Warrants shall be transferred and recorded through the relevant Book Entry Only Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.

No duty shall rest with the Warrant Agent to determine compliance of the transferor or transferee with Applicable Securities Laws. The Warrant Agent shall be entitled to assume that all transfers are legal and proper.

(2) Subject to the provisions of this Indenture and Applicable Legislation, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Common Shares by the Corporation upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder.

2.13 Cancellation of Surrendered Warrants

All Warrant Certificates surrendered pursuant to Section 2.10, Section 2.11, Section 2.12, Article 3 or Section 5.1 shall be cancelled by the Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the Register by the Warrant Agent. Upon written request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates cancelled.

ARTICLE 3

EXERCISE OF WARRANTS

3.1 Right of Exercise

Subject to the provisions hereof, each whole Warrant shall entitle the holder, from the Effective Date and prior to the Expiry Time, to subscribe for and purchase that number of Common Shares equal to the Exchange Rate, at a price per share equal to the Exercise Price, all in accordance with the terms hereof and the conditions herein.

3.2 Warrant Exercise

(1) Warrantholders of Warrant Certificates or DRS Advice who wish to exercise the Warrants held by them in order to acquire Common Shares must complete the exercise form (the "Exercise Notice") attached to the Warrant Certificate(s) or DRS Advice which form is attached hereto as Schedule "B", which may be amended by the Corporation with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Corporation and the Warrant Agent, which may be based on the advice of Counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Exercise Notice and a certified cheque, bank draft or money order payable to or to the order of the Corporation for the aggregate Exercise Price to the Warrant Agent at the Warrant Agency. The Warrants represented by a Warrant Certificate or evidenced by a DRS Advice shall be deemed to be surrendered upon personal delivery of such certificate or DRS Advice, Exercise Notice and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a "Confirmation") in a manner acceptable to the Warrant Agent, including by electronic means through a book based registration system, including CDSX. An electronic exercise of the Warrants initiated by the Book Entry Only Participant through a Book Based System, including CDSX, shall constitute a representation to both the Corporation and the Warrant Agent that the beneficial owner at the time of exercise of such Warrants (I) (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Warrants on behalf of a U.S. Person or a person in the United States; (c) was not offered and did not acquire the Warrants in the United States; and (d) did not execute or deliver the notice of the owner's intention to exercise such Warrants in the United States or (II) is a QIB Purchaser, and the representations, warranties and covenants made by such QIB Purchaser in the Qualified Institutional Buyer Letter attached as Schedule C to the U.S. Subscription Agreement are restated as of the time of exercise in whole, mutatis mutandis, for the benefit of the Corporation and the Warrant Agent. If the Book Entry Only Participant is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Warrants, then such Warrants shall be required to be withdrawn from the Book Based System by the Book Entry Only Participant and an individually registered Warrant Certificate shall be issued by the Warrant Agent to such beneficial owner or Book Entry Only Participant and the exercise procedures set forth in Section 3.2(1) shall be followed (and provided, for greater certainty, that the foregoing does not apply, in the case of a QIB Purchaser who complies with Section 3.3(2)).

(2) Subject to Section 3.3(2) below, the Warrants may not be exercised by or on behalf of a person in the United States or a U.S. Person.

(3) Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by causing the issuance to the Depository through the book entry registration system of the Common Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

(4) By causing a Book Entry Only Participant to deliver notice to the Depository, a beneficial holder shall be deemed to have irrevocably surrendered his, her or its Warrants so exercised and appointed such Book Entry Only Participant to act as his, her or its exclusive settlement agent with respect to the exercise of the Warrants and the receipt of Common Shares in connection with the obligations arising from such exercise.

(5) Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the beneficial holder's instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Only Participant or the Warrantholder.

(6) Any exercise form or Exercise Notice referred to in this Section 3.2 shall be signed by the registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the registered Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form or Exercise Notice need not be executed by the Depository.

(7) Any exercise referred to in this Section 3.2 shall require that the entire Exercise Price for Common Shares subscribed must be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the registered Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(8) If the form of Exercise Notice set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Notice to be forwarded to all Warrantholders.

(9) Exercise Notices and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent's actual business hours on any Business Day prior to the Expiry Time. Any Exercise Notice or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(10) Any Warrant with respect to which a Confirmation or valid exercise is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

3.3 Prohibition on Exercise by Persons in the United States and U.S. Persons

(1) Subject to Section 3.3(2) below, (i) Warrants may not be exercised within the United States or by or on behalf of any person in the United States or U.S. Person; and (ii) no Common Shares issued upon exercise of Warrants may be delivered to any address in the United States unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States.

(2) Notwithstanding Section 3.2(2) or Section 3.3(1), (i) Warrants may be exercised in the United States or by or on behalf of a person in the United States or U.S. Person and (ii) Common Shares issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that:

(a) the person exercising the Warrants is a QIB Purchaser with respect to those Warrants that originally executed a U.S. Subscription Agreement and such QIB Purchaser acknowledges and agrees that the representations, warranties and covenants made by such QIB Purchaser in the Qualified Institutional Buyer Letter attached as Schedule C to the U.S. Subscription Agreement are restated as of the time of exercise in whole, mutatis mutandis, for the benefit of the Corporation and the Warrant Agent and any exercise of Warrants without the delivery of an opinion of counsel or other evidence shall be deemed a representation and warranty to the Corporation to that effect or has provided an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation that the exercise of the Warrants and the issuance of the Common Shares are exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any certificates representing Common Shares issued to a Qualified Institutional Buyer shall not bear any legend for purposes of the U.S. Securities Act; or

(b) the person exercising the Warrants (i) has executed and delivered to the Warrant Agent a subscription form as attached to the Warrant Certificate, including Annex A thereto, if applicable, and that such Person is an "accredited investor" (that satisfies the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act) (a "U.S. Accredited Investor") exercising the Warrants for its own account or the account of a U.S. Accredited Investor over which it exercises sole investment discretion, (ii) understands that the Common Shares have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, (iii) has provided such documentation as the Corporation may reasonably require to meet the requirements of the U.S. Securities Act and (iv) agrees to the restrictions on transfer and resale more fully described in this Indenture. Any certificates representing Common Shares issued to a U.S. Accredited Investor that is not a Qualified Institutional Buyer pursuant to this Section 3.3(2)(b) shall bear the U.S. Common Share Legend until such time as the U.S. Common Share Legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws.

(3) Common Shares issued upon the exercise of Warrants by a U.S. Accredited Investor that is not a Qualified Institutional Buyer shall be represented by definitive certificates and shall bear the following legend (the "U.S. Common Share Legend") until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF OSISKO DEVELOPMENT CORP. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OFTRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided that: (i) if any such Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, the U.S. Common Share Legend may be removed by providing a declaration to the registrar and Transfer Agent in the form attached hereto as Schedule "C", or such form as the Corporation may from time to time prescribe, together with together with any other evidence, which may include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act; and (ii) if any such Common Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the U.S. Common Share Legend may be removed by delivery to the Corporation and Transfer Agent of an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to the effect that the U.S. Common Share Legend is no longer required under applicable requirements of the U.S. Securities Act.

3.4 Transfer Fees and Taxes

If any of the Common Shares subscribed for are to be issued to a person or persons other than the registered Warrantholder, the registered Warrantholder shall execute the form of transfer as set forth in Schedule "A" and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Corporation, or the Warrant Agent on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation will not be required to issue or deliver certificates or DRS Advices evidencing Common Shares unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation and the Warrant Agent that such tax has been paid or that no tax is due.

3.5 Warrant Agency

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Warrant Agency as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Warrant Agency (subject to the Warrant Agent's prior approval) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Corporation or any registered Warrantholder, upon payment of the Warrant Agent's reasonable charges, furnish a list of the names and addresses of Warrantholders showing the number of Warrants held by each such registered Warrantholder.

3.6 Effect of Exercise of Warrants

(1) Upon the exercise of Warrants pursuant to and in compliance with Section 3.2 and subject to Section 3.3, the Common Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of such Common Shares on the Exercise Date unless the Register shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued, and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such Register is reopened. It is hereby understood that, in order for persons to whom Common Shares are to be issued to become holders of Common Shares of record on the Exercise Date, beneficial holders must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise at least one Business Day prior to such Exercise Date.

(2) Within five Business Days after the Exercise Date with respect to a Warrant, the Warrant Agent shall use commercially reasonable efforts to cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates or DRS Advices for the appropriate number of Common Shares subscribed for, or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the book entry registration system or direct registration system.

3.7 Partial Exercise of Warrants; Fractions

(1) A holder of Warrants may exercise his, her or its right to acquire a number of whole Common Shares less than the aggregate number which the holder is entitled to acquire pursuant to such Warrants. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s), bearing the same legend, if applicable, or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(2) Notwithstanding anything herein contained, including any adjustment provided for in Section 4.1, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. If, upon the exercise of Warrants by a person, the aggregate number of Common Shares to be issued to such person includes a fractional Common Share, the number of Common Shares to be issued to such person shall be rounded down to the nearest whole number and no consideration shall be paid for any such fractional Common Share.

3.8 Expiration of Warrants

From and after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

3.9 Accounting and Recording

(1) The Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised, and shall promptly forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose), all monies received by the Warrant Agent on the subscription of Common Shares through the exercise of Warrants. All such monies and any securities or other instruments from time to time received by the Warrant Agent shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent for, the Warrantholders and the Corporation as their interests may appear.

(2) The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Common Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefor.

3.10 Securities Restrictions

Notwithstanding anything herein contained, no Warrants, or Common Shares issuable upon the exercise of such Warrants, will be issued if the issuance of such Warrants or Common Shares would constitute a violation of the securities laws of any applicable jurisdiction, and, without limiting the generality of the foregoing, the Corporation may include any legend on the certificates or DRS Advices representing the Warrants and Common Shares issuable upon exercise of any Warrant if, in the opinion of counsel to the Corporation, such legend is necessary in order to avoid a violation of any securities laws of any applicable jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are listed; provided that if, at any time, in the opinion of outside counsel to the Corporation, acting reasonably, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate or DRS Advices, at his, her or its expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel of recognized standing satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such securities in a transaction in which such legends are not required, such legended certificates or DRS Advices may thereafter be surrendered to the Warrant Agent in exchange for a certificate or DRS Advices that does not bear such legends.

The Warrant Agent shall be entitled to assume that the Common Shares may be issued pursuant to the exercise of any Warrant without violating any Applicable Securities Laws and without legending the certificate or DRS Advices representing the Common Shares unless the Warrant Agent has received notice in writing from the Corporation stating otherwise and setting forth the restrictions on the exercise of the Warrants and any legend the certificates or DRS Advices representing the Common Shares should bear.

ARTICLE 4

ADJUSTMENT OF NUMBER OF COMMON SHARES AND EXERCISE PRICE

4.1 Adjustment of Number of Common Shares and Exercise Price

The subscription rights in effect under the Warrants for Common Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a) if, at any time after the Effective Date but prior to the Expiry Date, the Corporation shall:

(i) subdivide, re-divide or change its outstanding Common Shares into a greater number of Common Shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a lesser number of Common Shares; or

(iii) issue Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Warrants or any outstanding options);

(any of such events in Section 4.1(a)(i), (ii) or (iii) being called an "Common Share Recapitalization"), then, in each case:

(iv) the Exercise Price shall be adjusted as of the effective date or record date of such Common Share Recapitalization so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Recapitalization, and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Recapitalization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date);

(v) concurrently with any adjustment of the Exercise Price pursuant to this Section 4.1(a), the Exchange Rate shall be adjusted so that it shall equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(vi) any adjustments required under this Section 4.1(a) shall be made successively whenever any Common Share Recapitalization shall occur;

(b) if and whenever, at any time after the Effective Date but prior to the Expiry Date, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date ("Rights Offering Exercise Period"), to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the Current Market Price on such record date (a "Rights Offering"), then, in each case:

(i) the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus that number of Common Shares determined by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; for purposes of the foregoing calculation, any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding;

(ii) to the extent that no such rights or warrants are exercised prior to the expiry of the Rights Offering Exercise Period, the Exercise Price shall, upon expiry of the Rights Offering Exercise Period, be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed;

(iii) if any such rights or warrants are exercised, the Exercise Price shall, upon such exercise, be adjusted to the Exercise Price which would otherwise be determined under Section 4.1(b)(i) if each reference therein to "offered for subscription or purchase" were replaced by a reference to "issued upon the exercise of such rights or warrants" and each reference therein to "so offered" were replaced by a reference to "so purchased";

(iv) concurrently with any adjustment of the Exercise Price pursuant to this Section 4.1(b), the Exchange Rate will be adjusted so that it will equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(v) any adjustments required by this Section 4.1(b) shall be made successively whenever a record date for a Rights Offering is fixed ( provided that if two or more such record dates or are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates);

(c) if and whenever at any time after the Effective Date but prior to the Expiry Date the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of outstanding Common Shares of (i) securities of any class, whether of the Corporation or any other person (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a Rights Offering; (iii) evidences of its indebtedness, or (iv) any property or other assets (but excluding any cash dividends), then, in each such case:

(i) the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Corporation (subject to TSXV approval), of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price; for purposes of the foregoing calculation, any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding;

(ii) to the extent no such distribution is made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed;

(iii) concurrently, with any adjustment of the Exercise Price pursuant to this Section 4.1(c), the Exchange Rate will be adjusted so that it will equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(iv) any adjustments required by this Section 4.1(c) shall be made successively whenever such a record date is fixed;

(d) if and whenever at any time after the Effective Date but prior to the Expiry Date there is a reclassification or redesignation of the Common Shares, or a capital reorganization of the Corporation (other than as described in Section 4.1(a)) or a consolidation, amalgamation, arrangement, merger or other form of business combination of the Corporation with or into any other body corporate, trust, partnership or other entity that results in any reclassification of the Common Shares or any change or exchange of the Common Shares into or for other securities or any sale, lease, exchange, transfer or conveyance of the property, undertaking and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any of such events being a "Capital Reorganization"), any registered Warrantholder who has not exercised its right of acquisition prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Common Shares that prior to such effective date the registered Warrantholder would have been entitled to receive, the number of shares or other securities or property of the Corporation or of the body corporate, trust,partnership or other entity resulting from such Capital Reorganization, that such registered Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the effective date thereof, as the case may be, the registered Warrantholder had been the registered holder of the number of Common Shares to which prior to such effective date it was entitled to acquire upon the exercise of the Warrants. If determined appropriate by the Warrant Agent, relying on advice of Counsel, to give effect to or to evidence the provisions of this Section 4.1(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a registered Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent pursuant to the provisions of this Section 4.1(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 8 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, redesignations, capital reorganizations, arrangements, amalgamations, consolidations, mergers, sales or conveyances;

(e) in any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the registered Warrantholder of any Warrant exercised after the record date and prior to completion of such event the additional Common Shares issuable by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such registered Warrantholder an appropriate instrument evidencing such registered Warrantholder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the relevant date of exercise or such later date as such registered Warrantholder would, but for the provisions of this Section 4.1(e), have become the holder of record of such additional Common Shares pursuant to Section 4.1;

(f) in any case in which Section 4.1(a)(iii), Section 4.1(b) or Section 4.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Warrantholders of the outstanding Warrants receive, subject to any required stock exchange or regulatory approval, the rights or warrants referred to in Section 4.1(a)(iii), Section 4.1(b) or the shares, rights, options, warrants, evidences of indebtedness or assets referred to in Section 4.1(c), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(g) the adjustments provided for in this Section 4.1 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest whole cent and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section 4.1, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and

(h) after any adjustment pursuant to this Section 4.1, the term "Common Shares" where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the registered Warrantholder is entitled to receive upon the exercise of this Warrant, and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares and other property or securities a registered Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant.

4.2 Entitlement to Common Shares on Exercise of Warrant

All Common Shares, or shares of any class or other securities, which a registered Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be Common Shares which such registered Warrantholder is entitled to acquire pursuant to such Warrant.

4.3 No Adjustment for Certain Transactions

Notwithstanding anything in this Article 4, no adjustment shall be made under Section 4.1 in respect of any issuance of Common Shares made (i) pursuant to this Indenture, (ii) pursuant to any stock option plan, share incentive plan, restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (iii) in satisfaction of existing instruments outstanding at the date hereof.

4.4 Determination by Independent Firm

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by an independent firm of chartered accountants other than the Auditors, who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all holders and all other persons interested therein.

4.5 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Common Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.6 Certificate of Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.1, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Auditors verifying such calculation. The Warrant Agent shall act and rely, and shall be protected in acting and relying, upon the certificate of the Corporation or of the Auditors and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

4.7 Notice of Special Matters

The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Warrantholders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Section 4.1. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Warrantholders of such adjustment computation.

4.8 No Action after Notice

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the registered Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 4.6 and Section 4.7.

4.9 Other Action

If the Corporation, after the date hereof, shall take any action affecting the Common Shares, other than an action described in Section 4.1 or an action referred to in Section 4.3, which in the reasonable opinion of the directors of the Corporation would materially affect the rights of Warrantholders, the Exercise Price and/or Exchange Rate shall be adjusted in such manner and at such time, by action of the directors, acting reasonably and in good faith, as they in their sole discretion may determine to be equitable to the Warrantholders in the circumstances, provided that no such adjustment will be made unless any requisite prior approval of any stock exchange on which the Common Shares are or may be listed for trading has been obtained.

4.10 Protection of Warrant Agent

The Warrant Agent shall not:

(a) at any time be under any duty or responsibility to any registered Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d) incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

4.11 Participation by Warrantholder

No adjustments shall be made pursuant to this Article 4 if the Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event.

4.12 Regulatory Approval of Adjustments

Notwithstanding the foregoing, any adjustment to the Exercise Price and/or Exchange Rate shall be subject to the prior written consent of the TSXV.

ARTICLE 5

RIGHTS OF THE CORPORATION AND COVENANTS

5.1 Optional Purchases by the Corporation

Subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, if any, the Corporation may from time to time purchase, by private contract or otherwise, any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors of the Corporation, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Corporation, in its sole discretion, may determine. In the case of Certificated Warrants, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shallforthwith be delivered to and cancelled by the Warrant Agent and reflected accordingly on the Register of Warrants. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly on the Register of Warrant and in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in replacement thereof.

5.2 General Covenants

The Corporation covenants with the Warrant Agent, for the benefit of the Warrant Agent and the Warrantholders, that so long as any Warrants remain outstanding:

(a) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b) it will cause the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(c) all Common Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable, free and clear of all encumbrances;

(d) it will use commercially reasonable efforts to maintain its existence and carry on its business in the ordinary course; provided that this clause shall not be construed as limiting or restricting the Corporation from agreeing to a consolidation, amalgamation, arrangement, takeover bid or merger even if the consideration being offered is not securities that are listed and posted for trading on a recognized Canadian stock exchange, provided that such transaction has been approved in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the applicable stock exchange;

(e) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture; and

(f) it will promptly notify the Warrant Agent and the Warrantholders in writing of any default under the terms of this Warrant Indenture which remains unrectified for more than five days following its occurrence.

(g) it will use commercially reasonable efforts to ensure that the Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the TSXV (or such other Canadian stock exchange acceptable to the Corporation), provided that this clause shall not be construed as limiting or restricting the Corporation from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Common Shares ceasing to be listed and posted for trading on such exchanges, so long as the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of such exchanges or the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash; and

(h) it will make all requisite filings under and otherwise take all requisite steps under and satisfy applicable Canadian securities legislation including those filings and other steps necessary to remain a reporting issuer not in default in each of the provinces and other Canadian jurisdictions where it is or becomes a reporting issuer.

5.3 Warrant Agent's Remuneration and Expenses

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties and obligations hereunder (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 5.3 shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.

5.4 Performance of Covenants by Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation and may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

5.5 Enforceability of Warrants

The Corporation covenants and agrees that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the provisions hereof and the terms hereof and that, subject to the provisions of this Indenture, the Corporation will cause the Common Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered in accordance with the terms of this Indenture.

ARTICLE 6

ENFORCEMENT

6.1 Suits by Warrantholders

All or any of the rights conferred upon any registered Warrantholder by any of the terms of this Indenture may be enforced by the registered Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

6.2 Suits by the Corporation

The Corporation shall have the right to enforce full payment of the Exercise Price of all Common Shares issued by the Warrant Agent to a registered Warrantholder hereunder and shall be entitled to demand such payment from the registered Warrantholder or alternatively to instruct the Warrant Agent to cause the cancellation of the share certificates and amend the securities register accordingly.

6.3 Immunity of Shareholders, etc.

The Warrant Agent and the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, trustee, employee or agent of any Corporation or any successor corporation on any covenant, agreement, representation or warranty by the Corporation herein. Only the Corporation shall be bound in respect hereof.

6.4 Waiver of Default

Upon the happening of any default hereunder:

(a) the Warrantholders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, on the advice of Counsel, if, in the Warrant Agent's opinion, based on the advice of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7

MEETINGS OF REGISTERED WARRANTHOLDERS

7.1 Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. If the Warrant Agent fails to so call a meeting within seven days after receipt of such written request of the Corporation or such Warrantholders' Request and the indemnity and funding given as aforesaid, the Corporation or such Warrantholders,as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, in the Province of Ontario, or at such other place as may be approved or determined by the Warrant Agent.

7.2 Notice

At least 21 days' prior written notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Section 7.2.

7.3 Chair

An individual (who need not be a registered Warrantholder) designated in writing by the Warrant Agent shall be chair of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chair.

7.4 Quorum

Subject to the provisions of Section 7.11, at any meeting of the Warrantholders a quorum shall consist of registered Warrantholder(s) present in person or by proxy holding at least 25% of the then outstanding Warrants. If a quorum of the Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business.At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 25% of the aggregate number of all then outstanding Warrants.

7.5 Power to Adjourn

The chair of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7 Poll and Voting

(1) On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chair or by one or more of the Warrantholders acting in person or by proxy and holding in the aggregate at least 5% of the aggregate number of Warrants then outstanding, a poll shall be taken in such manner as the chair shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(2) On a show of hands, every person who is present and entitled to vote, whether as a registered Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each registered Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it. A proxy need not be a registered Warrantholder. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

7.8 Regulations

(1) The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a registered Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Warrantholders or proxies of Warrantholders.

7.9 Corporation and Warrant Agent May be Represented

The Corporation and the Warrant Agent, by their respective directors, officers, agents, and employees, and Counsel for the Corporation and for the Warrant Agent may attend any meeting of the Warrantholders.

7.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall, subject to the provisions of Section 7.11, have the power exercisable from time to time by Extraordinary Resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent's prior consent, acting reasonably) or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture or otherwise;

(b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c) to direct or to authorize the Warrant Agent, subject to Section 9.2(2) hereof, to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) to restrain any registered Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or to enforce any of the rights of the Warrantholders;

(f) to direct any registered Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such registered Warrantholder in connection therewith;

(g) to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h) with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

7.11 Meaning of Extraordinary Resolution

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution: (i) proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Warrantholders holding in the aggregate at least 25% of the aggregate number of Warrants then outstanding and passed by the affirmative votes of Warrantholders holding not less than 66 2/3% of the aggregate number of Warrants then outstanding at the meeting and voted on the poll upon such resolution; or (ii) in writing signed by the holders of at least 66 2/3% of the then outstanding Warrants on any matter that would otherwise be voted upon at a meeting called to approve such resolution as contemplated in this Section 7.11(1).

(2) If, at the meeting at which an Extraordinary Resolution is to be considered, Warrantholders holding at least 25% of the aggregate number of Warrants then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chair. Not less than 14 days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 25% of the aggregate number of the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3) Subject to Section 7.14, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Warrantholders holding not less than a majority or in the case of an Extraordinary Resolution, holding not less than 66 2/3%, of the aggregate number of all of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed by holders of not less than 66 2/3% of the aggregate number of all of the then outstanding Warrants.

7.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16 Holdings by Corporation Disregarded

In determining whether Warrantholders are holding the required number of Warrants at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

ARTICLE 8

SUPPLEMENTAL INDENTURES

8.1 Provision for Supplemental Indentures for Certain Purposes

Subject to regulatory approval, from time to time, the Corporation (when authorized by action of the directors) and the Warrant Agent may, subject to the provisions hereof and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 4;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(c) giving effect to any Extraordinary Resolution passed as provided in Section 7.11;

(d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(e) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f) modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(g) providing for the issuance of additional Warrants hereunder, including Warrants in excess of the number set out in Section 2.1, and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of Counsel; and

(h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

8.2 Successor Entities

(1) In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another entity ("successor entity"), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctualperformance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 9

CONCERNING THE WARRANT AGENT

9.1 Warrant Indenture Legislation

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

9.2 Rights and Duties of Warrant Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligent action, willful misconduct, bad faith or fraud under this Indenture.

(2) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent and its officers, directors, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Warrants Certificates held by them, for which Warrants the Warrant Agent shall issue receipts.

(4) Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation.

9.3 Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(2) In the exercise of its rights and duties hereunder, the Warrant Agent shall be protected in acting and relying upon any written notice, opinions, reports, certificates, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents" in this Section 9.3) furnished to it and signed by any person required to or entitled to execute and deliver to the Warrant Agent any such Documents in connection with this Indenture, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine, provided the Warrant Agent examines the Documents and determines it complies with the applicable requirements of this Indenture. The Warrant Agent has sole discretion and shall be protected in acting and relying upon any Document received either in facsimile or by e-mail of a pdf form.

(3) Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(4) Whenever Applicable Legislation requires that evidence referred to in Section 9.3(1) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the Chair of the Board and Chief Executive Officer, President and Chief Operating Officer, Executive Vice-President, Vice-President, Secretary, Controller, Treasurer, or any Assistant-Secretary or Assistant-Treasurer of the Corporation.

(5) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary, solicitor or commissioner for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder,shallinclude a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(6) The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging and determining its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such Counsel, experts or advisers who have been appointed with due care by the Warrant Agent. The Corporation shall pay or reimburse the Warrant Agent for any reasonable fees, expenses and disbursements of such Counsel or advisers.

(7) The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser in good standing and who in good faith the Warrant Agent determined would be appropriately able to give such opinion, advice or information, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

9.4 Documents, Monies, etc. Held by Warrant Agent

Until released in accordance with this Indenture, any funds received hereunder shall be kept in segregated records of the Warrant Agent and the Warrant Agent shall place the funds in segregated trust accounts of the Warrant Agent at one or more of the Canadian Chartered Banks listed in Schedule 1 of the Bank Act (Canada) (each, an "Approved Bank"). All amounts held by the Warrant Agent pursuant to this Indenture shall be held by the Warrant Agent for the Corporation and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Warrant Agent pursuant to this Indenture are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an Approved Bank pursuant to this section, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The parties hereto acknowledge and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make any further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all of such monies and need not, invest same; the Warrant Agent shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

9.5 Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

9.6 Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the agency and powers of this Indenture or otherwise in respect of the premises.

9.7 Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to the Warrant Agent it is expressly declared and agreed as follows:

(a) the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture, in the Warrant Certificates or the DRS Advices (except the representation contained in Section 9.9 or in the Authentication of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b) nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of its covenants herein contained or of any acts of any directors, officers,employees, agents or servants of the Corporation;

(e) the Corporation hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates, their officers, directors, employees, agents, successors and assigns (the "Indemnified Parties") from and against any and all liabilities whatsoever, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgments, expenses and disbursements, including reasonable legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties' duties, or any other services that the Warrant Agent may provide in connection with or in any way relating to this Indenture. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence or wilful misconduct of the Warrant Agent, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture; and

(f) Notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(g) The Warrant Agent shall not be liable for any error in good judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith or willful misconduct.

9.8 Replacement of Warrant Agent; Successor by Merger

(1) The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than 60 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant agent unless a new warrant agent has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any registered Warrantholder may apply to a judge of the Superior Court of the Province of Ontario on such notice as such judge may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under any provision of this Section 9.8 shall be an entity authorized to carry on the business of a trust company in the Province of Ontario and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder.

(2) Upon the appointment of a successor warrant agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 10.2.

(3) Any Warrant Certificates Authenticated but not delivered by a predecessor Warrant Agent may be adopted and delivered by the successor warrant agent in the name of the predecessor or successor warrant agent: and in case at that time any of the Warrant Certificates have not been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases such Warrant Certificates will have the full force provided in the Warrant Certificates and in this Indenture.

(4) Any Corporation into which the Warrant Agent may be merged or consolidated or amalgamated, or any Corporation resulting therefrom to which the Warrant Agent shall be a party, or any Corporation succeeding to substantially the corporate trust business of the Warrant Agent shall be the successorto the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such Corporation would be eligible for appointment as successor Warrant Agent under Section 9.8(1).

9.9 Conflict of Interest

(1) The Warrant Agent represents to the Corporation that to the best of its knowledge, at the time of execution and delivery of this Indenture hereof no material conflict of interest exists with respect to the Warrant Agent role as Warrant Agent hereunder.

(2) Subject to Section 9.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

9.10 Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

9.11 Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

9.12 Warrant Agent Not Required to Give Notice of Default

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

9.13 Anti-Money Laundering

(1) Each party to this Indenture other than the Warrant Agent hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

(2) The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanctions, legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanctions, legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Indenture, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

9.14 Compliance with Privacy Code

The parties acknowledge that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Warrant Agent manage its servicing relationships with such individuals;

(c) to meet the Warrant Agent's legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website, www.tsxtrust.com, or upon request, including revisions thereto. Further, each party agree that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

9.15 Securities Exchange Commission Certification

The Corporation confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act or have a reporting obligation pursuant to Section 15(d) of the U.S Securities Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Securities Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Securities Exchange Act, the Corporation shall promptly deliver to the Warrant Agent an officers' certificate notifying the Warrant Agent of such registration or termination and such other information as the Warrant Agent may require at the time. The Corporation acknowledges that Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission ("SEC") obligations with respect to those clients who are filing with the SEC.

ARTICLE 10

GENERAL

10.1 Notice to the Corporation and Warrant Agent

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid, if faxed or if emailed:

(a) If to the Corporation:

Osisko Development Corp.

1100 Avenue des Canadiens-de-Montréal, Suite 300
Montréal, QC H3B 2S2

Attention:           Benoit Brunet

Email:                 BBrunet@osiskodev.com

with a copy (which will not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place, P.O. Box 130

Toronto, ON M5X 1A4

Attention:	Sander Grieve
Email:	grieves@bennettjones.com

(b) If to the Warrant Agent:

TSX Trust Company

301-100 Adelaide Street West Toronto, ON M5H 4H1

Attention:	Vice President, Trust Services
Facsimile number:	416-361-0470
Email:	tmxestaff-corporatetrust@tmx.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery or, if mailed, on the fifth Business Day following the date of mailing such notice or, if faxed or emailed, on the next Business Day following the date of transmission.

(2) The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Corporation or the Warrant Agent hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Section 10.1(1), or given by facsimile or email or other means of prepaid, transmitted and recorded communication.

10.2 Notice to Warrantholders

(1) Unless otherwise provided herein, notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by ordinary prepaid post addressed to such holders at their addresses appearing on the Register and shall be deemed to have been effectively received and given on the date of delivery or, if mailed, on the third Business Day following the date of mailing such notice. In the event that Warrants are held in the name of the Depository, a copy of such notice shall also be sent by electronic communication to the Depository and shall be deemed received and given on the day it is so sent.

(2) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to such Warrantholders to the address for such Warrantholders contained in the Register maintained by the Warrant Agent or such notice may be given, at the Corporation's expense, by means of publication in the Globe and Mail, National Edition, or any other English language daily newspaper or newspapers of general circulation in Canada, in each two successive weeks, the first such notice to be published within 5 Business Days of such event, and any such notice published shall be deemed to have been received and given on the latest date the publication takes place.

(3) Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

10.3 Ownership of Warrants

The Corporation and the Warrant Agent may deem and treat the Warrantholders as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt of any such registered Warrantholder of the Common Shares which may be acquired pursuant thereto shallbe a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4 Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Delivery of an executed copy of this Indenture by email, electronic facsimile transmission or other means of electronic communication capable of producing a printed copy, and acceptance by each such party of any such facsimile or electronic copy shall be legally effective to create a valid and binding Indenture among the parties hereto in accordance with the terms hereof.

10.5 Satisfaction and Discharge of Indenture

Upon the earlier of:

(1) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants, or such other instructions, in a form satisfactory to the Warrant Agent, in the case of Uncertificated Warrants, or by way of standard processing through the book entry only system in the case of a CDS Global Warrant; and

(2) the Expiry Time;

and if all certificates or other entries on the securities register of the Corporation representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

10.6 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or in the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

10.7 Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation in Section 7.16, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a) the names (other than the name of the Corporation) of the Warrantholders which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation; and

(b) the number of Warrants owned legally or beneficially by the Corporation;

and the Warrant Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without any additional evidence.

10.8 Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

10.9 Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

10.10 Assignment, Successors and Assigns

None of the parties hereto may assign its rights or interest under this Indenture, except (i) as provided in Section 9.8 in the case of the Warrant Agent, (ii) as provided in Section 8.2 in the case of the Corporation.

10.11 Rights of Rescission and Withdrawal for Holders

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder's funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Warrant Agent of any underlying Common Shares or other securities that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any such underlying Common Shares or other securities on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received by the holder from the Corporation by virtue of the holder being a Shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Corporation by such holder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce the return of the funds pursuant to this section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

OSISKO DEVELOPMENT CORP.

By:	(signed) Sean Roosen
Name: Sean Roosen
Title: Chair and Chief Executive Officer

By:	(signed) Benoit Brunet
Name: Benoit Brunet
Title: Chief Financial Officer, Vice President, Finance and Corporate Secretary

TSX TRUST COMPANY

By:	(signed) Brett Higgs
Name: Brett Higgs
Title: Corporate Trust Officer

By:	(signed) Donald Crawford
Name: Donald Crawford
Title: Senior Trust Officer

A-1

SCHEDULE "A"

FORM OF WARRANT

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT A DATE THAT IS 4 MONTHS AND A DAY FROM THE DATE OF DISTRIBUTION].

UNLESS THE CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO OSISKO DEVELOPMENT CORP. (THE "CORPORATION") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

THIS WARRANT MAY NOT BE EXERCISED UNLESS THE SHARES ISSUABLE UPON EXERCISE MAY BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LEGISLATION OR THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF CANADIAN RESIDENT UNTIL [INSERT A DATE THAT IS 4 MONTHS AND A DAY FROM THE DATE OF DISTRIBUTION].

[The following legend to be inserted on U.S. Warrant Certificates issued to a U.S. Accredited Investor that is not a Qualified Institutional Buyer:

A-2

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCIS E HEREO F HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF OSISKO DEVELOPMENT CORP. (THE "CORPORATION") THAT THIS WARRANT MAY NOT BE EXERCIS ED IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCIS E OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMP TION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THIS WARRANT MAY BE OFFERED, SOLD, PLEDGED OR OTHERWIS E TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

 A-3

WARRANT

To acquire Common Shares of

OSISKO DEVELOPMENT CORP.

(existing pursuant to the federal laws of Canada)

Warrant	Certificate for __________________________
Certificate No. ____________	Warrants, each entitling the holder to acquire one
Common Share (subject to adjustment as provided
for in the Warrant Indenture (as defined below))

CUSIP [●]

ISIN CA [●]

THIS IS TO CERTIFY THAT, for value received,

(the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of Osisko Development Corp. (the "Corporation") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 5:00 p.m. (Toronto time) (the "Expiry Time") on December 1, 2023 (the "Expiry Date"), one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a "Common Share") for each whole Warrant, subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a) duly completing and executing the exercise form (the "Exercise Form") attached hereto; and

(b) surrendering this warrant certificate (the "Warrant Certificate"), with a duly completed Exercise Form, to the Warrant Agent at one of the principal office of the Warrant Agent, in the City of Toronto, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actualreceipt thereof by, the Warrant Agent at its principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be $10.00 per Common Share (the "Exercise Price").

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not so exercised. No fractional Common Shares will be issued upon exercise of any Warrant.

A-4

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture, together with all other instruments supplemental or ancillary thereto, is herein referred to as the "Warrant Indenture") dated as of January 8, 2021 among the Corporation and TSX Trust Company, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

Neither the Warrants nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or U.S. state securities laws. The Warrants may not be exercised in the United States, or by or on behalf of, or for the account or benefit of, a U.S. person or a person in the United States, unless (i) this Warrant and such Common Shares have been registered under the U.S. Securities Act and the applicable laws of any such state, or (ii) an exemption from such registration requirements is available and the requirements set forth in the Exercise Form have been satisfied. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

If this Warrant Certificate tendered for transfer bears the legend set forth in subsection 2.6(3) of the Warrant Indenture, the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with this Warrant Certificate and the transfer is made: (i) to the Corporation, (ii) outside the United States, in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, (iii) pursuant to the exemptions from registration under the U.S. Securities Act provided by (1) Rule 144, if available, or (2) Rule 144A thereunder, if available, and in compliance with applicable state securities laws, or (iv) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, provided that in the case of transfers pursuant to (iii)(1) or (iv) above, a legal opinion in form and substance reasonably satisfactory to the Corporation must first be provided to the Corporation's transfer agent; provided that (i) if this Warrant Certificate is transferred outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, such legend may be removed by providing a declaration to the Warrant Agent in the form attached as Schedule "C" to the Warrant Indenture, or such formas the Warrant Agent may from time to time prescribe, together with such documentation as the Warrant Agent may require.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates representing in the aggregate an equal number of Warrants as are held under the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants holding a specific majority of the Warrants.

A-5

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Toronto, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu'elles ont exigé que la présente convention, de même que tous les documents s'y rapportant, soient rédigés en anglais.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

 A-6

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of ________________________, 202____.

OSISKO DEVELOPMENT CORP.

By:
Name:
Title:

By:
Name:
Title:

Countersigned and Registered by:

TSX TRUST COMPANY

By:
Name:
Title:

 A-7

SCHEDULE "A"

FORM OF TRANSFER

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO, WITH THE EXCEPTION OF A QUALIFIED INSTITUTIONAL BUYER, A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES.

To:  TSX Trust Company

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to -____________________________________

_______________________________________________________________________________________________________

(print name and address) the Warrants represented by this Warrant Certificate or DRS Advice and hereby irrevocable constitutes and appoints ______________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.*

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, with the exception of a Qualified Institutional Buyer, a person in the United States or a U.S. Person (as such terms are defined in Rule 144A and Regulation S under the United States Securities Act of 1933, as amended).

DATED this ______ day of _________________, 202____.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
)
)
Guarantor's Signature/Stamp	)	Name of Transferor
)

* If this Certificate includes a restrictive legend relating to the U.S. Securities Act, this transfer form must be accompanied by a completed and executed declaration for removal of legend in the form attached as Schedule "C" to the Warrant Indenture together with such additional evidence of exemption as the Corporation may from time to time prescribe, which may include an opinion of counsel reasonably satisfactory to the Corporation.

 A-8

REASON FOR TRANSFER - For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

☐ Gift	☐ Estate	☐ Private Sale	☐ Other (or no change in ownership)

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s) or DRS Advice in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

• Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

• Canada: A Signature Guarantee obtained from a participating Schedule I Canadian chartered bank, or a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

• Outside North America: For holders located outside North America, present the certificates(s) or the DRS Advice and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

A-9

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actualwords:"SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER - FOR US RESIDENTS ONLY

Consistent with US IRS regulations, TSX Trust Company is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

B-1

SCHEDULE "B"
EXERCISE FORM

TO:	OSISKO DEVELOPMENT CORP.

AND TO:	TSX Trust Company
100 Adelaide St W #301, Toronto, ON M5H 4H1
Attn: Corporate Actions

The undersigned holder of the Warrants evidenced by this Warrant Certificate or DRS Advice hereby exercises the right to acquire:

______________________ Common Shares pursuant to the right of such holder to be issued, and hereby subscribes for the Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate or DRS Advice and in the Indenture for an aggregate exercise price of _________________.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned hereby represents, warrants and certifies that (check box (a), (b), (c) or as applicable):

☐ (a) the undersigned (i) is not in the United States; (ii) is not a U.S. Person; (iii) is not exercising the Warrants on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (iv) did not acquire the Warrants in the United States or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (v) did not receive an offer to exercise the Warrants in the United States; (vi) did not execute or deliver this Exercise Form in the United States; (vii) delivery of the underlying Common Shares will not be to an address in the United States; and (viii) has, in all other respects, complied with the terms of Regulation S in connection herewith;

☐ (b) the undersigned (i) is a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act; (ii) is exercising the Warrants for its own account or for the account of a disclosed principal that was named in the U.S. Subscription Agreement; (iii) is, and such disclosed principal, if any, is a Qualified Institutional Buyer at the time of exercise of these Warrants; and (iv) (a) who first purchased Units on the date of original issuance of the Units and who, in connection with such purchase, executed a U.S. Subscription Agreement and acknowledges and agrees that the representations and warranties made by the undersigned in the U.S. Subscription Agreement including all applicable schedules attached thereto at the time of the original purchase of the Units are restated as of the date hereof in whole, mutatis mutandis, for the benefit of the Corporation and the Warrant Agent or (b) has completed and executed a Qualified Institutional Buyer Certification in substantially the form attached to hereto as Annex A;

☐ (c) the undersigned (i) is a U.S. Accredited Investor (that satisfies the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act) who first purchased Units on the date of original issuance of the Units and who is exercising the Warrants for its own account or the account of a U.S. Accredited Investor over which it exercises sole investment discretion, (ii) understands that the Common Shares have not been registered under the U.S. Securities Act or any state securities laws, (iii) has provided such documentation as the Corporation may reasonably require to meet the requirements of the U.S. Securities Act and (iv) agrees to the restrictions on transfer and resale more fully described in the Warrant Indenture.

B-2

☐ (d) the undersigned (A) is (i) present in the United States, (ii) a U.S. Person, (iii) a person exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, or (iv) requesting delivery in the United States of the Common Shares issuable upon such exercise, and the (B) has an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available for the exercise of the Warrants, and attached hereto is a written opinion of U.S. counsel or other evidence in form and substance reasonably satisfactory to the Corporation to that effect.

Common Shares will not be registered or delivered to an address in the United States unless Box (b), (c) or (d) above is checked.

If Box (d) above is checked, holders are encouraged to consult with the Corporation and the Warrant Agent in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation.

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, the Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

The undersigned holder understands that unless either Box (a) or (b) above is checked, any certificate representing the Common Shares issued upon exercise of the Warrants will, unless the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, bear a legend, as set forth in Section 3.3(3) of the Warrant Indenture, restricting transferwithout registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

 B-3

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to TSX Trust Company at: 100 Adelaide Street West, Suite 301, Toronto, ON M5H 4H1, Attn: Corporate Actions.

[execution page follows]

B-4

DATED this ______ day of _________________, 202____.

)
)
Witness	)	(Signature of Warrantholder, to be the same as
	)	appears on the face of this Warrant Certificate or
DRS Advice)
	)	Signature of Transferor
)
)
	)	Name of registered Warrantholder

☐ Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate or DRS Advice is surrendered, failing which such certificates will be mailed to the address set out above. Note: Due to the COVID-19 outbreak, pick-up at the office of the Warrant Agent may not be possible. Warrantholders selecting this option should contact the Warrant Agent to confirm availability of pick-up. Certificates or DRS Advices will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate or DRS Advice to the Warrant Agent.

B-5

ANNEX A
FORM OF QUALIFIED INSTITUTIONAL BUYER CERTIFICATION

TO:	OSISKO DEVELOPMENT CORP.

AND TO:	TSX TRUST COMPANY

Dear Sirs/Mesdames:

We are delivering this certification in connection with the purchase of Common Shares (the "Common Shares") of the Corporation upon the exercise of warrants of the Corporation ("Warrants"), issued under the warrant indenture dated January 8, 2021 between the Corporation and TSX Trust Company (the "Warrant Indenture"). Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Warrant Indenture.

We hereby confirm that:

(a) We are authorized to consummate the purchase of the Common Shares;

(b) We are aware that the Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and that the offer and sale of the Common Shares to us are being made in reliance on Section 4(a)(2) under the U.S. Securities Act and similar exemptions under applicable state securities laws;

(c) We are a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act and are acquiring the Common Shares for our own account or for the account of a Qualified Institutional Buyer with respect to which we exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Common Shares in violation of United States federal or state securities laws;

(d) We acknowledge that we have not purchased the Common Shares as a result of any "directed selling efforts" (as defined in Regulation S under the U.S. Securities Act) or any "general solicitation" or "general advertising" (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio or television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e) We understand and acknowledge that the Common Shares are "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act ("Restricted Securities"). To induce the Corporation to issue the Common Shares to us without a U.S. Securities Act restrictive legend, we represent, warrant and covenant to the Corporation as follows (collectively, the "Restricted Security Agreements"):

(i) if in the future we decide to offer, sell, pledge, or otherwise transfer, directly or indirectly, any of the Common Shares, we will do so only: (A) to the Corporation or its subsidiaries (though the Corporation or its subsidiaries are under no obligation to purchase any such securities) or (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and, in each case, in compliance with applicable local laws and regulations;

B-6

(ii) the Common Shares cannot be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of, a person in the United States;

(iii) we will cause any participant of CDS Clearing and Depository Services Inc. or any other nominee ("CDS") holding the Common Shares on our behalf and the beneficial purchasers, if any, of the Common Shares to comply with the Restricted Security Agreements; and

(iv) for so long as the Common Shares constitute Restricted Securities, we will not deposit any of such securities into the facilities of the Depository Trust Company, or a successor depository within the United States, or arrange for the registration of any such securities with Cede & Co. or any successor thereto;

(f) We have implemented, or shall immediately implement, appropriate internal controls and procedures to ensure that Common Shares shall be properly identified in our records as "restricted securities" that are subject to the transfer restrictions set forth herein notwithstanding the absence of a U.S. restricted legend or restricted CUSIP number;

(g) We understand and acknowledge that the Common Shares will not be represented by certificates that bear a U.S. restricted legend or identified by a restricted CUSIP number in reliance on the acknowledgments, representations and agreements contained herein, including the Restricted Security Agreements set forth above, provided, that the Corporation reserves the right to include a U.S. restrictive legend on the Common Shares if it is advised by counsel that including such legend is necessary or appropriate;

(h) We consent to the Corporation making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein;

(i) If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, we will execute, deliver, file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the ownership of the Common Shares;

(j) We have had access to such financial and other information concerning the Corporation and the Common Shares as we have deemed necessary in connection with our decision to purchase any of the Common Shares, including an opportunity to ask questions of, and request information from, the Corporation, and all information to which we are entitled under Rule 144A(d)(4) under the U.S. Securities Act;

(k) We acknowledge that we have obtained independent legal, income tax and investment advice with respect to our purchase of the Common Shares and accordingly, have had an opportunity to acquire an understanding of the meanings of all terms contained herein relevant to us for purpose of giving the representations, warranties and covenants contained herein;

(l) We acknowledge that neither the Corporation nor any person representing the Corporation has made any representation to us with respect to the Corporation or the offering or sale of the Common Shares, other than the information contained or incorporated by reference in the Warrant Indenture;

B-7

(m) We understand that the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States, and acknowledge that there are substantial restrictions on the transferability of the Common Shares, and that it may not be possible for us to readily liquidate our investment in the case of an emergency at any time;

(n) We understand and agree that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(o) We understand and agree that there may be material tax consequences to us of an acquisition, holding, exercise or disposition of the Common Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to us under United States, state, local or foreign tax law of our acquisition, holding, exercise or disposition of the Common Shares, and we acknowledge that we are solely responsible for determining the tax consequences to us with respect to our investment, including whether the Corporation will at any given time be deemed a "passive foreign investment company" within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended;

(p) We are aware that our ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Corporation is organized under the laws of Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States;

(q) The funds representing the aggregate purchase price which will be advanced by us to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "PATRIOT Act") and we acknowledge that the Corporation may in the future be required by law to disclose our name and other information relating to our purchase of the Common Shares hereunder, on a confidential basis, pursuant to the PATRIOT Act; and

(r) No portion of the aggregate purchase price to be provided by us (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by us, and we shall promptly notify the Corporation if we discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

[Remainder of page intentionally left blank. Signature page follows.]

 B-8

Dated the _____ day of __________________, 202__.

Print name of Purchaser (or person signing as agent)

By:
Signature

Title

(please print name of individual whose signature appears above, if different from name of Purchaser or agent printed above)

C-1

SCHEDULE "C"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: TSX TRUST COMPANY, AS REGISTRAR AND TRANSFER AGENT OF THE [COMMON SHARES] [WARRANTS] OF OSISKO DEVELOPMENT CORP.

The undersigned (A) acknowledges that the sale of the securities of Osisko Development Corp. (the "Corporation") represented by certificate number(s) _______________________, to which this declaration relates, is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Corporation, (2) the offer of such securities was not or will not be made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was or will be executed on or through the facilities of a "designated offshore securities market"(as such term is defined in Regulation S and which includes the Toronto Stock Exchange and the TSX Venture Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: _________________________________

_______________________________________
(Name of Holder - please print)

_______________________________________
(Authorized Signature)

_______________________________________
(Official Capacity - please print)

_______________________________________
(please print here the name of the
individual whose signature appears
above, if different from the name of
holder printed above)

SCHEDULE "D"

FEBRUARY INDENTURE

See attached.

EXECUTION COPY

OSISKO DEVELOPMENT CORP.

as the Corporation

- and -

TSX TRUST COMPANY

as the Warrant Agent

WARRANT INDENTURE

Providing for the Issue of Warrants

Dated as of February 5, 2021

-i-

(continued)

-ii-

(continued)

-iii-

WARRANT INDENTURE

THIS WARRANT INDENTURE is dated as of February 5, 2021.

AMON G:

OSISKO DEVELOPMENT CORP., a corporation existing under the federal laws of Canada (the "Corporation")

- and -

TSX TRUST COMPANY, a trust company existing under the federal laws of Canada (the "Warrant Agent")

WHEREAS the Corporation is authorized to issue an unlimited number of Common Shares (as defined herein);

AND WHEREAS the Corporation proposes to issue and sell up to 1,515,731 units of the Corporation (each a "Unit") by way of a private placement;

AND WHEREAS each Unit is comprised of one Common Share (as defined herein) and one-half of one Warrant (as defined herein), with each whole Warrant entitling the holder thereof to subscribe for and purchase, subject to adjustment, one Common Share at the Exercise Price (as defined herein) and upon the terms and conditions hereinafter set forth;

AND WHEREAS in accordance with the foregoing, the Corporation is proposing to issue an aggregate of up to 757,865 Warrants pursuant to this Warrant Indenture (as defined herein);

AND WHEREAS the Corporation is authorized under the laws applicable to it to create and issue the Warrants as hereinafter provided;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Warrants, when created and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent;

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

"Applicable Legislation" means any statute of Canada or a province thereof, and the regulations under any such named or other statute, relating to warrant indentures or to the rights, duties and obligations of warrant agents under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

"Applicable Securities Laws" means the applicable securities laws and regulations of each of the provinces and territories of Canada, and the applicable federal and state securities laws and regulations of the United States, together with all related rules, policies, notices and orders of applicable regulatory authorities;

"Approved Bank" has the meaning set forth in Section 9.4;

"Auditors" means a firm of professional accountants duly appointed as auditors of the Corporation, from time to time;

"Authenticated" means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation or on which the signatures of the Corporation have been printed, lithographed or otherwise mechanically reproduced and authenticated by signature of an authorized officer of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.8 are entered in the Register of holders of Warrants, "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

"Book Based System" means the electronic system for clearing, depository and entitlement services operated by CDS;

"Book Entry Only Participants" means institutions that participate directly or indirectly in the Depository's Book Based System for the Warrants;

"Book Entry Only Warrants" means Warrants that are to be held only by or on behalf of the Depository on the Book Based System;

"Business Day" means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in the City of Toronto, Ontario, and shall be a day on which the TSXV is open for trading;

"Capital Reorganization" has the meaning set forth in Section 4.1(d);

"CDS Global Warrants" means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Corporation, by a Warrant Certificate;

"Certificated Warrant" means a Warrant evidenced by a writing or writings substantially in the form of Schedule "A", attached hereto;

"Common Share Recapitalization" has the meaning set forth in Section 4.1(a);

"Common Shares" means the common shares of the Corporation;

"Confirmation" has the meaning set forth in Section 3.2(1);

"Corporation" means Osisko Development Corp., a corporation existing under the federal laws of Canada;

"Counsel" means a barrister and/or solicitor or a firm of barristers and/or solicitors, who may be counsel for the Corporation, acceptable to the Warrant Agent;

"Current Market Price" of the Common Shares at any date means the volume weighted average of the trading price per share for such Common Shares for each day there was a closing price for the twenty (20) consecutive Trading Days ending five (5) days prior to such date on the TSXV or any stock exchange on which the Common Shares are listed for trading, or, if the Common Shares are not traded on any stock exchange, as may be determined by the board of directors of the Corporation, acting reasonably;

"Depository" means CDS Clearing and Depository Services Inc., or its successor;

"Documents" has the meaning set forth in Section 9.3;

"DRS" means the Direct Registration System maintained by the Warrant Agent, in the case of the Warrants, or the Corporation's Transfer Agent, in the case of the Common Shares;

"DRS Advice" means the notification produced by the DRS system evidencing ownership of the Warrants or Common Shares, as the case may be;

"Effective Date" means the date of issue of the Warrants;

"Exchange Rate" means, at any time, the number of Common Shares subject to the right of purchase under each whole Warrant at such time, which, as of the Effective Date, shall be one (1) Common Share (subject to adjustment in accordance with the provisions of Article 4);

"Exercise Date" means, in relation to a Warrant, the Business Day on which such Warrant is validly exercised or deemed to be validly exercised in accordance with Article 3 hereof;

"Exercise Notice" has the meaning set forth in Section 3.2(1);

"Exercise Price" means, at any time, the price at which a whole Common Share may be purchased upon the exercise of a whole Warrant at such time, which, as of the Effective Date, shall be $10.00 per Common Share (or the U.S. dollar equivalent, based on the prevailing currency exchange rate in effect on the date immediately prior to the Exercise Date as quoted by the Bank of Canada), subject to adjustment in accordance with the provisions of Article 4;

"Expiry Date" means December 1, 2023;

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

"Extraordinary Resolution" has the meaning set forth in Section 7.11;

"holder" means, unless the context requires otherwise, a Warrantholder;

"Indemnified Parties" has the meaning set forth in Section 9.7;

"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the Register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

"person" means an individual, body corporate, partnership, limited liability company, trust, warrant agent, executor, administrator, legal representative or any unincorporated organization;

"QIB Purchaser" means a Qualified Institutional Buyer who first purchased Units on the date of original issuance of the Units and who, in connection with such purchase, executed a U.S. Subscription Agreement;

"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A under the U.S. Securities Act;

"Register" means the one set of records and accounts maintained by the Warrant Agent and designated as the Register of the holders of Warrants in accordance with Section 2.9;

"register" means, unless the context requires otherwise, to record in the Register;

"registered" means, unless the context requires otherwise, as recorded in the Register;

"Regulation D" means Regulation D adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"Rights Offering" has the meaning set forth in Section 4.1(b);

"Rights Offering Exercise Period" has the meaning set forth in Section 4.1(b);

"SEC" has the meaning set forth in Section 9.15;

"Shareholder" means a holder of shares of the Corporation;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

"Trading Day" means a day on which a stock exchange on which the Common Shares are listed and which forms the primary trading market for such shares is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

"Transfer Agent" means TSX Trust Company, in its capacity as transfer agent of the Common Shares, or its successors from time to time;

"TSXV" means the TSX Venture Exchange;

"Uncertificated Warrant" means any Warrant which is not a Certificated Warrant, including DRS Advices;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"Units" has the meaning ascribed thereto in the recitals hereto;

"U.S. Accredited Investor" has the meaning set forth in Section 3.3(2)(b);

"U.S. Common Share Legend" has the meaning set forth in Section 3.3(3);

"U.S. Person" means a U.S. person as that term is defined in Rule 902(k) of Regulation S;

"U.S. Purchaser" means a U.S. Person, a Person in the United States or a Person purchasing Units for the account or benefit of a U.S. Person or a Person in the United States that originally purchased Units from the Corporation;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Exchange Act" means the United States Securities and Exchange Act of 1934, as amended;

"U.S. Subscription Agreement" means a subscription agreement delivered to and executed by QIB Purchasers of the Units in the United States or that are U.S. Persons;

"U.S. Warrant Certificates" means certificates representing Warrants issued to U.S. Purchasers;

"U.S. Warrant Legend" has the meaning set forth in Section 2.6(3);

"Warrant Agency" means one of the principal office of the Warrant Agent in the City of Toronto, or such other place as may be designated in accordance with Section 3.5;

"Warrant Agent" means the TSX Trust Company, in its capacity as warrant agent of the Warrants, or its successors from time to time;

"Warrant Certificate" means a certificate, substantially in the form set forth in Schedule "A" hereto, to evidence those Warrants that will be evidenced by a certificate;

"Warrantholders" means the persons who are registered owners of Warrants as such names appear on the Register, and for greater certainty, shall include the Depository as well as the holders of Uncertificated Warrants appearing on the Register of the Warrant Agent;

"Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders holding in the aggregate not less than 50% of the aggregate number of Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

"Warrants" means the common share purchase warrants created by and authorized by and issuable under this Indenture, each whole warrant entitling the holder thereof to purchase one Common Share (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time; and

"written order", "written request", "written consent" or "certificate" of the Corporation, mean, a written order, written request, written consent or certificate signed in the name of the Corporation, by any one duly authorized signatory of the Corporation, and may consist of one or more instruments so executed.

1.2 Gender and Number

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

1.3 Construction

(1) The terms "this Warrant Indenture", "this Indenture", "hereto", "herein", "hereby", "hereof" and similar expressions mean and refer to this warrant indenture and any indenture, deed or instrument supplemental hereto.

(2) The expressions "Article", "Section", "subsection" and "paragraph" followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture.

(3) The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.

1.4 Day not a Business Day

If any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence in this Indenture and each Warrant.

1.6 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.7 Applicable Law

This Indenture, the Warrants, the Warrant Certificates and DRS Advices (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

ARTICLE 2

ISSUE OF WARRANTS

2.1 Creation and Issue of Warrants

(1) The Warrants authorized to be issued hereunder are limited in respect of the aggregate number of Common Shares which can be subscribed for and purchased pursuant thereto, and Warrants may be issued only upon and subject to the terms and conditions hereinafter set forth. The Corporation is hereby authorized to create and issue up to 757,865 Warrants entitling the holders thereof to subscribe for and purchase up to an aggregate of up to 757,865 Common Shares together with such additional indeterminate number of Common Shares as may be required to be issued pursuant to any adjustment required to be made by the provisions of Article 4 hereof, and such Warrants are hereby authorized to be issued.

(2) Registration of interests in the Warrants held by the Depository may be evidenced by a position appearing on the Register for an amount representing the aggregate number of such Warrants outstanding from time to time.

2.2 Terms of Warrants

(1) Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance herewith, each whole Warrant shall entitle the holder thereof, upon exercise at any time after the Effective Date and prior to the Expiry Time, to acquire that number of Common Shares equal to the Exchange Rate, upon payment of the Exercise Price as provided herein.

(2) No fractional Warrants shall be issued or otherwise provided for hereunder and Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. If the aggregate number of Warrants to be issued to a person includes a fractional Warrant, the number of Warrants to be issued to such person shall be rounded down to the nearest whole number and no consideration shall be paid for any such fractional Warrant.

(3) Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(4) The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Article 4.

(5) Neither the Corporation nor the Warrant Agent shall have any obligation to deliver Common Shares upon the exercise of any Warrant if the person to whom such shares are to be delivered is a resident of a country or political subdivision thereof in which the Common Shares may not lawfully be issued pursuant to applicable securities legislation. The Corporation shall require any person to provide proof of an applicable exemption from such securities legislation to the Corporation and Warrant Agent before any Common Shares are delivered pursuant to the exercise of any Warrant. For greater certainty, the Warrant Agent shall be entitled to assume that the issuance and delivery of Common Shares pursuant to any Warrant exercise is lawful unless otherwise directed in writing by the Corporation.

2.3 Warrantholder not a Shareholder

Except as may be specifically provided herein, nothing in this Indenture, or in the holding of a Warrant Certificate or entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, or the right to dividends or other distributions or allocations on the Common Shares.

2.4 Not Registered in the United States

The parties hereto acknowledge that the Warrants and the Common Shares issuable upon exercise thereof have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and are being issued in the United States or to or for the account or benefit of U.S. Persons in reliance on exemptions from the registration requirements of the U.S. Securities Act and similar exemptions under applicable state securities laws.

A U.S. Purchaser who is a Qualified Institutional Buyer may only offer, sell, or otherwise transfer Warrants and Common Shares issuable upon exercise thereof: (a) to the Corporation or (b) outside the United States, in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations.

A U.S. Purchaser who is an Accredited Investor but not a Qualified Institutional Buyer may only offer, sell, or otherwise transfer Warrants and the Common Shares issuable upon exercise thereof: (a) to the Corporation or (b) outside the United States, in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, (c) pursuant to the exemptions from registration under the U.S. Securities Act provided by (1) Rule 144, if available, or (2) Rule 144A thereunder, if available, and in compliance with applicable state securities laws or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, provided that in the case of transfers pursuant to (c)(1) or (d) above, a legal opinion in form and substance reasonably satisfactory to the Corporation must first be provided to the Corporation's transfer agent.

2.5 Warrants to Rank Pari Passu

All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

2.6 Form of Warrants, Certificated Warrants

(1) The Warrants, as well as all certificates, DRS Advices or written notices issued in exchange for or in substitution of such Warrants or written notices, and each Common Share issued upon the exercise of such Warrants, shall bear or deemed to bear the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT A DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION]"

"UNLESS THE CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO OSISKO DEVELOPMENT CORP. (THE "CORPORATION") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR

PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

"THIS WARRANT MAY NOT BE EXERCISED UNLESS THE SHARES ISSUABLE UPON EXERCISE MAY BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LEGISLATION OR THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT."

and if applicable under the policies of the TSXV, the additional legend as follows:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF CANADIAN RESIDENT UNTIL [INSERT A DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION]."

(2) The Warrants may be issued in both certificated and uncertificated form or DRS Advices. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule "A" hereto, which shall be dated as of the Effective Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. Warrants issued in an uncertificated form may be evidenced by a DRS Advice. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the Register to be maintained by the Warrant Agent in accordance with Section 2.9.

(3) Each U.S. Warrant Certificate originally issued to a U.S. Purchaser who is a U.S. Accredited Investor but not a Qualified Institutional Buyer and is represented by definitive certificates, and any certificates issued in exchange therefor or in substitution thereof, shall bear the following legend (the "U.S. Warrant Legend") until the same is no longer required under the U.S. Securities Act or applicable state securities laws:

"THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF OSISKO DEVELOPMENT CORP. (THE "CORPORATION") THAT THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THIS WARRANT MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided, that if any Warrants are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and if the Corporation is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act at the time of sale, the U.S. Warrant Legend may be removed by providing a declaration to the Warrant Agent in the form attached hereto as Schedule "C", or such form as the Corporation may from time to time prescribe, together with any other evidence, which may include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act.

2.7 Book Entry Only Warrants

(1) Reregistration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.7, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the Register.

(2) Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of any CDS Global Warrants in whole or in part may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(a) the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Corporation is unable to locate a qualified successor;

(b) the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Corporation is unable to locate a qualified successor;

(c) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d) the Corporation determines that the Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

(e) such right is required by Applicable Legislation as determined by the Corporation and the Corporation's Counsel;

(f) the Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person who is not a Qualified Institutional Buyer; or

(g) such registration is effected in accordance with the internal procedures of the Depository and the Warrant Agent,

following which, Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide a certificate of the Corporation giving notice to the Warrant Agent of the occurrence of any event outlined in clauses (a) to (f) of this Section 2.7(2).

(3) Subject to the provisions of this Section 2.7, any exchange of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.12, mutatis mutandis. All such Warrants issued in exchange for a CDS Global Warrant or any portion thereof shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

(4) Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, whether pursuant to this Section 2.7, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(5) Notwithstanding anything to the contrary in this Indenture, subject to Applicable Legislation, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(6) The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by Applicable Legislation and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(7) Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a) the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(b) maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(c) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(8) The Corporation may terminate the application of this Section 2.7 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

2.8 Warrant Certificate

(1) For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Corporation. Each Warrant Certificate shall be Authenticated on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any one duly authorized signatory of the Corporation; whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has a signature as hereinbefore provided shall be valid notwithstanding that the person whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine.

(2) The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture, and such Authenticated Uncertificated Warrants shall be binding on the Corporation. The Register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the Register at any time and any later time, the Register at the later time shall be controlling, absent manifest error.

(3) Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and Applicable Legislation, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(4) No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the Register, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

2.9 Register of Warrants

(1) The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the Register of the holders of Warrants. The information to be entered for each account in the Register at any time shall include (without limitation):

(a) the names and addresses of the holders of the Warrants, the date of Authentication thereof and the number of Warrants;

(b) whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(c) whether such Warrant has been cancelled; and

(d) a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

The Register shall be available for inspection by the Corporation or any Warrantholder during the Warrant Agent's regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(2) Once an Uncertificated Warrant has been Authenticated, the information set forth in the Register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Corporation or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Warrant Agent.

2.10 Issue in Substitution for Warrant Certificates Lost, etc.

(1) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to Applicable Legislation, shall issue and thereupon the Warrant Agent shall certify and deliver, a new Warrant Certificate of like tenor, and bearing the same legend, if applicable, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Corporation and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, in their sole discretion, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.11 Exchange of Warrant Certificates

(1) Any one or more Warrant Certificates representing any number of Warrants may, upon compliance with the reasonable requirements of the Warrant Agent (including compliance with applicable securities legislation), be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants, and bearing the same legend, if applicable, as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(2) Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate from the holder (or such other instructions, in form satisfactory to the Warrant Agent), tendered for exchange shall be surrendered to the Warrant Agency and cancelled by the Warrant Agent.

2.12 Transfer and Ownership of Warrants

(1) The Warrants may only be transferred on the Register kept by the Warrant Agent at the Warrant Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon (a) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificate representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule "A", (b) in the case of Book Entry Only Warrants, in accordance with procedures prescribed by the Depository under the book entry registration system, (c) in the case of DRS Advices, surrendering to the Warrant Agent at the Warrant Agency, DRS Advices representing the Warrants to be transferred together with a duly executed form of transfer as set forth in Schedule "A" and (d) upon compliance with:

(i) the conditions herein;

(ii) such reasonable requirements as the Warrant Agent may prescribe; and

(iii) all applicable securities legislation and requirements of regulatory authorities;

and, in the case of a Warrant Certificate, such transfer shall be duly noted in such Register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, to the transferee of a DRS Advice, a DRS Advice, or the Warrant Agent shall Authenticate and deliver a Warrant Certificate upon request that part of the CDS Global Warrant be certificated. Transfers within the systems of the Depository are not the responsibility of the Warrant Agent and will not be noted on the Register maintained by the Warrant Agent and Warrants that are held as Book Entry Only Warrants shall be transferred and recorded through the relevant Book Entry Only Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.

No duty shall rest with the Warrant Agent to determine compliance of the transferor or transferee with Applicable Securities Laws. The Warrant Agent shall be entitled to assume that all transfers are legal and proper.

(2) Subject to the provisions of this Indenture and Applicable Legislation, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Common Shares by the Corporation upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder.

2.13 Cancellation of Surrendered Warrants

All Warrant Certificates surrendered pursuant to Section 2.10, Section 2.11, Section 2.12, Article 3 or Section 5.1 shall be cancelled by the Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the Register by the Warrant Agent. Upon written request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates cancelled.

ARTICLE 3

EXERCISE OF WARRANTS

3.1 Right of Exercise

Subject to the provisions hereof, each whole Warrant shall entitle the holder, from the Effective Date and prior to the Expiry Time, to subscribe for and purchase that number of Common Shares equal to the Exchange Rate, at a price per share equal to the Exercise Price, all in accordance with the terms hereof and the conditions herein.

3.2 Warrant Exercise

(1) Warrantholders of Warrant Certificates or DRS Advice who wish to exercise the Warrants held by them in order to acquire Common Shares must complete the exercise form (the "Exercise Notice") attached to the Warrant Certificate(s) or DRS Advice which form is attached hereto as Schedule "B", which may be amended by the Corporation with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Corporation and the Warrant Agent, which may be based on the advice of Counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Exercise Notice and a certified cheque, bank draft or money order payable to or to the order of the Corporation for the aggregate Exercise Price to the Warrant Agent at the Warrant Agency. The Warrants represented by a Warrant Certificate or evidenced by a DRS Advice shall be deemed to be surrendered upon personal delivery of such certificate or DRS Advice, Exercise Notice and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a "Confirmation") in a manner acceptable to the Warrant Agent, including by electronic means through a book based registration system, including CDSX. An electronic exercise of the Warrants initiated by the Book Entry Only Participant through a Book Based System, including CDSX, shall constitute a representation to both the Corporation and the Warrant Agent that the beneficial owner at the time of exercise of such Warrants (I) (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Warrants on behalf of a U.S. Person or a person in the United States; (c) was not offered and did not acquire the Warrants in the United States; and (d) did not execute or deliver the notice of the owner's intention to exercise such Warrants in the United States or (II) is a QIB Purchaser, and the representations, warranties and covenants made by such QIB Purchaser in the Qualified Institutional Buyer Letter attached as Schedule C to the U.S. Subscription Agreement are restated as of the time of exercise in whole, mutatis mutandis, for the benefit of the Corporation and the Warrant Agent. If the Book Entry Only Participant is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Warrants, then such Warrants shall be required to be withdrawn from the Book Based System by the Book Entry Only Participant and an individually registered Warrant Certificate shall be issued by the Warrant Agent to such beneficial owner or Book Entry Only Participant and the exercise procedures set forth in Section 3.2(1) shall be followed (and provided, for greater certainty, that the foregoing does not apply, in the case of a QIB Purchaser who complies with Section 3.3(2)).

(2) Subject to Section 3.3(2) below, the Warrants may not be exercised by or on behalf of a person in the United States or a U.S. Person.

(3) Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by causing the issuance to the Depository through the book entry registration system of the Common Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

(4) By causing a Book Entry Only Participant to deliver notice to the Depository, a beneficial holder shall be deemed to have irrevocably surrendered his, her or its Warrants so exercised and appointed such Book Entry Only Participant to act as his, her or its exclusive settlement agent with respect to the exercise of the Warrants and the receipt of Common Shares in connection with the obligations arising from such exercise.

(5) Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the beneficial holder's instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Only Participant or the Warrantholder.

(6) Any exercise form or Exercise Notice referred to in this Section 3.2 shall be signed by the registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the registered Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form or Exercise Notice need not be executed by the Depository.

(7) Any exercise referred to in this Section 3.2 shall require that the entire Exercise Price for Common Shares subscribed must be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the registered Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(8) If the form of Exercise Notice set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Notice to be forwarded to all Warrantholders.

(9) Exercise Notices and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent's actual business hours on any Business Day prior to the Expiry Time. Any Exercise Notice or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(10) Any Warrant with respect to which a Confirmation or valid exercise is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

3.3 Prohibition on Exercise by Persons in the United States and U.S. Persons

(1) Subject to Section 3.3(2) below, (i) Warrants may not be exercised within the United States or by or on behalf of any person in the United States or U.S. Person; and (ii) no Common Shares issued upon exercise of Warrants may be delivered to any address in the United States unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States.

(2) Notwithstanding Section 3.2(2) or Section 3.3(1), (i) Warrants may be exercised in the United States or by or on behalf of a person in the United States or U.S. Person and (ii) Common Shares issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that:

(a) the person exercising the Warrants is a QIB Purchaser with respect to those Warrants that originally executed a U.S. Subscription Agreement and such QIB Purchaser acknowledges and agrees that the representations, warranties and covenants made by such QIB Purchaser in the Qualified Institutional Buyer Letter attached as Schedule C to the U.S. Subscription Agreement are restated as of the time of exercise in whole, mutatis mutandis, for the benefit of the Corporation and the Warrant Agent and any exercise of Warrants without the delivery of an opinion of counsel or other evidence shall be deemed a representation and warranty to the Corporation to that effect or has provided an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation that the exercise of the Warrants and the issuance of the Common Shares are exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any certificates representing Common Shares issued to a Qualified Institutional Buyer shall not bear any legend for purposes of the U.S. Securities Act; or

(b) the person exercising the Warrants (i) has executed and delivered to the Warrant Agent a subscription form as attached to the Warrant Certificate, including Annex A thereto, if applicable, and that such Person is an "accredited investor" (that satisfies the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act) (a "U.S. Accredited Investor") exercising the Warrants for its own account or the account of a U.S. Accredited Investor over which it exercises sole investment discretion, (ii) understands that the Common Shares have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, (iii) has provided such documentation as the Corporation may reasonably require to meet the requirements of the U.S. Securities Act and (iv) agrees to the restrictions on transfer and resale more fully described in this Indenture. Any certificates representing Common Shares issued to a U.S. Accredited Investor that is not a Qualified Institutional Buyer pursuant to this Section 3.3(2)(b) shall bear the U.S. Common Share Legend until such time as the U.S. Common Share Legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws.

(3) Common Shares issued upon the exercise of Warrants by a U.S. Accredited Investor that is not a Qualified Institutional Buyer shall be represented by definitive certificates and shall bear the following legend (the "U.S. Common Share Legend") until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF OSISKO DEVELOPMENT CORP. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided that: (i) if any such Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, the U.S. Common Share Legend may be removed by providing a declaration to the registrar and Transfer Agent in the form attached hereto as Schedule "C", or such form as the Corporation may from time to time prescribe, together with together with any other evidence, which may include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act; and (ii) if any such Common Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the U.S. Common Share Legend may be removed by delivery to the Corporation and Transfer Agent of an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to the effect that the U.S. Common Share Legend is no longer required under applicable requirements of the U.S. Securities Act.

3.4 Transfer Fees and Taxes

If any of the Common Shares subscribed for are to be issued to a person or persons other than the registered Warrantholder, the registered Warrantholder shall execute the form of transfer as set forth in Schedule "A" and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Corporation, or the Warrant Agent on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation will not be required to issue or deliver certificates or DRS Advices evidencing Common Shares unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation and the Warrant Agent that such tax has been paid or that no tax is due.

3.5 Warrant Agency

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Warrant Agency as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Warrant Agency (subject to the Warrant Agent's prior approval) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Corporation or any registered Warrantholder, upon payment of the Warrant Agent's reasonable charges, furnish a list of the names and addresses of Warrantholders showing the number of Warrants held by each such registered Warrantholder.

3.6 Effect of Exercise of Warrants

(1) Upon the exercise of Warrants pursuant to and in compliance with Section 3.2 and subject to Section 3.3, the Common Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of such Common Shares on the Exercise Date unless the Register shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued, and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such Register is reopened. It is hereby understood that, in order for persons to whom Common Shares are to be issued to become holders of Common Shares of record on the Exercise Date, beneficial holders must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise at least one Business Day prior to such Exercise Date.

(2) Within five Business Days after the Exercise Date with respect to a Warrant, the Warrant Agent shall use commercially reasonable efforts to cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates or DRS Advices for the appropriate number of Common Shares subscribed for, or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the book entry registration system or direct registration system.

3.7 Partial Exercise of Warrants; Fractions

(1) A holder of Warrants may exercise his, her or its right to acquire a number of whole Common Shares less than the aggregate number which the holder is entitled to acquire pursuant to such Warrants. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s), bearing the same legend, if applicable, or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(2) Notwithstanding anything herein contained, including any adjustment provided for in Section 4.1, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. If, upon the exercise of Warrants by a person, the aggregate number of Common Shares to be issued to such person includes a fractional Common Share, the number of Common Shares to be issued to such person shall be rounded down to the nearest whole number and no consideration shall be paid for any such fractional Common Share.

3.8 Expiration of Warrants

From and after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

3.9 Accounting and Recording

(1) The Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised, and shall promptly forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose), all monies received by the Warrant Agent on the subscription of Common Shares through the exercise of Warrants. All such monies and any securities or other instruments from time to time received by the Warrant Agent shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent for, the Warrantholders and the Corporation as their interests may appear.

(2) The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Common Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefor.

3.10 Securities Restrictions

Notwithstanding anything herein contained, no Warrants, or Common Shares issuable upon the exercise of such Warrants, will be issued if the issuance of such Warrants or Common Shares would constitute a violation of the securities laws of any applicable jurisdiction, and, without limiting the generality of the foregoing, the Corporation may include any legend on the certificates or DRS Advices representing the Warrants and Common Shares issuable upon exercise of any Warrant if, in the opinion of counsel to the Corporation, such legend is necessary in order to avoid a violation of any securities laws of any applicable jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are listed; provided that if, at any time, in the opinion of outside counsel to the Corporation, acting reasonably, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate or DRS Advices, at his, her or its expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel of recognized standing satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such securities in a transaction in which such legends are not required, such legended certificates or DRS Advices may thereafter be surrendered to the Warrant Agent in exchange for a certificate or DRS Advices that does not bear such legends.

The Warrant Agent shall be entitled to assume that the Common Shares may be issued pursuant to the exercise of any Warrant without violating any Applicable Securities Laws and without legending the certificate or DRS Advices representing the Common Shares unless the Warrant Agent has received notice in writing from the Corporation stating otherwise and setting forth the restrictions on the exercise of the Warrants and any legend the certificates or DRS Advices representing the Common Shares should bear.

ARTICLE 4

ADJUSTMENT OF NUMBER OF COMMON SHARES AND EXERCISE PRICE

4.1 Adjustment of Number of Common Shares and Exercise Price

The subscription rights in effect under the Warrants for Common Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a) if, at any time after the Effective Date but prior to the Expiry Date, the Corporation shall:

(i) subdivide, re-divide or change its outstanding Common Shares into a greater number of Common Shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a lesser number of Common Shares; or

(iii) issue Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Warrants or any outstanding options);

(any of such events in Section 4.1(a)(i), (ii) or (iii) being called an "Common Share Recapitalization"), then, in each case:

(iv) the Exercise Price shall be adjusted as of the effective date or record date of such Common Share Recapitalization so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Recapitalization, and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Recapitalization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date);

(v) concurrently with any adjustment of the Exercise Price pursuant to this Section 4.1(a), the Exchange Rate shall be adjusted so that it shall equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(vi) any adjustments required under this Section 4.1(a) shall be made successively whenever any Common Share Recapitalization shall occur;

(b) if and whenever, at any time after the Effective Date but prior to the Expiry Date, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date ("Rights Offering Exercise Period"), to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the Current Market Price on such record date (a "Rights Offering"), then, in each case:

(i) the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus that number of Common Shares determined by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; for purposes of the foregoing calculation, any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding;

(ii) to the extent that no such rights or warrants are exercised prior to the expiry of the Rights Offering Exercise Period, the Exercise Price shall, upon expiry of the Rights Offering Exercise Period, be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed;

(iii) if any such rights or warrants are exercised, the Exercise Price shall, upon such exercise, be adjusted to the Exercise Price which would otherwise be determined under Section 4.1(b)(i) if each reference therein to "offered for subscription or purchase" were replaced by a reference to "issued upon the exercise of such rights or warrants" and each reference therein to "so offered" were replaced by a reference to "so purchased";

(iv) concurrently with any adjustment of the Exercise Price pursuant to this Section 4.1(b), the Exchange Rate will be adjusted so that it will equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(v) any adjustments required by this Section 4.1(b) shall be made successively whenever a record date for a Rights Offering is fixed ( provided that if two or more such record dates or are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates);

(c) if and whenever at any time after the Effective Date but prior to the Expiry Date the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of outstanding Common Shares of (i) securities of any class, whether of the Corporation or any other person (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a Rights Offering; (iii) evidences of its indebtedness, or (iv) any property or other assets (but excluding any cash dividends), then, in each such case:

(i) the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount, in dollars, determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Corporation (subject to TSXV approval), of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price; for purposes of the foregoing calculation, any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding;

(ii) to the extent no such distribution is made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed;

(iii) concurrently, with any adjustment of the Exercise Price pursuant to this Section 4.1(c), the Exchange Rate will be adjusted so that it will equal the amount determined by multiplying the Exchange Rate in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment; and

(iv) any adjustments required by this Section 4.1(c) shall be made successively whenever such a record date is fixed;

(d) if and whenever at any time after the Effective Date but prior to the Expiry Date there is a reclassification or redesignation of the Common Shares, or a capital reorganization of the Corporation (other than as described in Section 4.1(a)) or a consolidation, amalgamation, arrangement, merger or other form of business combination of the Corporation with or into any other body corporate, trust, partnership or other entity that results in any reclassification of the Common Shares or any change or exchange of the Common Shares into or for other securities or any sale, lease, exchange, transfer or conveyance of the property, undertaking and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any of such events being a "Capital Reorganization"), any registered Warrantholder who has not exercised its right of acquisition prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Common Shares that prior to such effective date the registered Warrantholder would have been entitled to receive, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, that such registered Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the effective date thereof, as the case may be, the registered Warrantholder had been the registered holder of the number of Common Shares to which prior to such effective date it was entitled to acquire upon the exercise of the Warrants. If determined appropriate by the Warrant Agent, relying on advice of Counsel, to give effect to or to evidence the provisions of this Section 4.1(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a registered Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent pursuant to the provisions of this Section 4.1(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 8 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, redesignations, capital reorganizations, arrangements, amalgamations, consolidations, mergers, sales or conveyances;

(e) in any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the registered Warrantholder of any Warrant exercised after the record date and prior to completion of such event the additional Common Shares issuable by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such registered Warrantholder an appropriate instrument evidencing such registered Warrantholder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the relevant date of exercise or such later date as such registered Warrantholder would, but for the provisions of this Section 4.1(e), have become the holder of record of such additional Common Shares pursuant to Section 4.1;

(f) in any case in which Section 4.1(a)(iii), Section 4.1(b) or Section 4.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Warrantholders of the outstanding Warrants receive, subject to any required stock exchange or regulatory approval, the rights or warrants referred to in Section 4.1(a)(iii), Section 4.1(b) or the shares, rights, options, warrants, evidences of indebtedness or assets referred to in Section 4.1(c), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(g) the adjustments provided for in this Section 4.1 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest whole cent and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section 4.1, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and

(h) after any adjustment pursuant to this Section 4.1, the term "Common Shares" where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the registered Warrantholder is entitled to receive upon the exercise of this Warrant, and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares and other property or securities a registered Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant.

4.2 Entitlement to Common Shares on Exercise of Warrant

All Common Shares, or shares of any class or other securities, which a registered Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be Common Shares which such registered Warrantholder is entitled to acquire pursuant to such Warrant.

4.3 No Adjustment for Certain Transactions

Notwithstanding anything in this Article 4, no adjustment shall be made under Section 4.1 in respect of any issuance of Common Shares made (i) pursuant to this Indenture, (ii) pursuant to any stock option plan, share incentive plan, restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (iii) in satisfaction of existing instruments outstanding at the date hereof.

4.4 Determination by Independent Firm

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by an independent firm of chartered accountants other than the Auditors, who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all holders and all other persons interested therein.

4.5 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Common Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.6 Certificate of Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.1, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Auditors verifying such calculation. The Warrant Agent shall act and rely, and shall be protected in acting and relying, upon the certificate of the Corporation or of the Auditors and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

4.7 Notice of Special Matters

The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Warrantholders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Section 4.1. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Warrantholders of such adjustment computation.

4.8 No Action after Notice

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the registered Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 4.6 and Section 4.7.

4.9 Other Action

If the Corporation, after the date hereof, shall take any action affecting the Common Shares, other than an action described in Section 4.1 or an action referred to in Section 4.3, which in the reasonable opinion of the directors of the Corporation would materially affect the rights of Warrantholders, the Exercise Price and/or Exchange Rate shall be adjusted in such manner and at such time, by action of the directors, acting reasonably and in good faith, as they in their sole discretion may determine to be equitable to the Warrantholders in the circumstances, provided that no such adjustment will be made unless any requisite prior approval of any stock exchange on which the Common Shares are or may be listed for trading has been obtained.

4.10 Protection of Warrant Agent

The Warrant Agent shall not:

(a) at any time be under any duty or responsibility to any registered Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d) incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

4.11 Participation by Warrantholder

No adjustments shall be made pursuant to this Article 4 if the Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event.

4.12 Regulatory Approval of Adjustments

Notwithstanding the foregoing, any adjustment to the Exercise Price and/or Exchange Rate shall be subject to the prior written consent of the TSXV.

ARTICLE 5

RIGHTS OF THE CORPORATION AND COVENANTS

5.1 Optional Purchases by the Corporation

Subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, if any, the Corporation may from time to time purchase, by private contract or otherwise, any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors of the Corporation, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Corporation, in its sole discretion, may determine. In the case of Certificated Warrants, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent and reflected accordingly on the Register of Warrants. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly on the Register of Warrant and in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in replacement thereof.

5.2 General Covenants

The Corporation covenants with the Warrant Agent, for the benefit of the Warrant Agent and the Warrantholders, that so long as any Warrants remain outstanding:

(a) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b) it will cause the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(c) all Common Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable, free and clear of all encumbrances;

(d) it will use commercially reasonable efforts to maintain its existence and carry on its business in the ordinary course; provided that this clause shall not be construed as limiting or restricting the Corporation from agreeing to a consolidation, amalgamation, arrangement, takeover bid or merger even if the consideration being offered is not securities that are listed and posted for trading on a recognized Canadian stock exchange, provided that such transaction has been approved in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the applicable stock exchange;

(e) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture; and

(f) it will promptly notify the Warrant Agent and the Warrantholders in writing of any default under the terms of this Warrant Indenture which remains unrectified for more than five days following its occurrence.

(g) it will use commercially reasonable efforts to ensure that the Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the TSXV (or such other Canadian stock exchange acceptable to the Corporation), provided that this clause shall not be construed as limiting or restricting the Corporation from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Common Shares ceasing to be listed and posted for trading on such exchanges, so long as the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of such exchanges or the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash; and

(h) it will make all requisite filings under and otherwise take all requisite steps under and satisfy applicable Canadian securities legislation including those filings and other steps necessary to remain a reporting issuer not in default in each of the provinces and other Canadian jurisdictions where it is or becomes a reporting issuer.

5.3 Warrant Agent's Remuneration and Expenses

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties and obligations hereunder (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 5.3 shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.

5.4 Performance of Covenants by Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation and may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

5.5 Enforceability of Warrants

The Corporation covenants and agrees that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the provisions hereof and the terms hereof and that, subject to the provisions of this Indenture, the Corporation will cause the Common Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered in accordance with the terms of this Indenture.

ARTICLE 6

ENFORCEMENT

6.1 Suits by Warrantholders

All or any of the rights conferred upon any registered Warrantholder by any of the terms of this Indenture may be enforced by the registered Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

6.2 Suits by the Corporation

The Corporation shall have the right to enforce full payment of the Exercise Price of all Common Shares issued by the Warrant Agent to a registered Warrantholder hereunder and shall be entitled to demand such payment from the registered Warrantholder or alternatively to instruct the Warrant Agent to cause the cancellation of the share certificates and amend the securities register accordingly.

6.3 Immunity of Shareholders, etc.

The Warrant Agent and the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, trustee, employee or agent of any Corporation or any successor corporation on any covenant, agreement, representation or warranty by the Corporation herein. Only the Corporation shall be bound in respect hereof.

6.4 Waiver of Default

Upon the happening of any default hereunder:

(a) the Warrantholders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, on the advice of Counsel, if, in the Warrant Agent's opinion, based on the advice of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7

MEETINGS OF REGISTERED WARRANTHOLDERS

7.1 Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. If the Warrant Agent fails to so call a meeting within seven days after receipt of such written request of the Corporation or such Warrantholders' Request and the indemnity and funding given as aforesaid, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, in the Province of Ontario, or at such other place as may be approved or determined by the Warrant Agent.

7.2 Notice

At least 21 days' prior written notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Section 7.2.

7.3 Chair

An individual (who need not be a registered Warrantholder) designated in writing by the Warrant Agent shall be chair of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chair.

7.4 Quorum

Subject to the provisions of Section 7.11, at any meeting of the Warrantholders a quorum shall consist of registered Warrantholder(s) present in person or by proxy holding at least 25% of the then outstanding Warrants. If a quorum of the Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 25% of the aggregate number of all then outstanding Warrants.

7.5 Power to Adjourn

The chair of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7 Poll and Voting

(1) On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chair or by one or more of the Warrantholders acting in person or by proxy and holding in the aggregate at least 5% of the aggregate number of Warrants then outstanding, a poll shall be taken in such manner as the chair shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(2) On a show of hands, every person who is present and entitled to vote, whether as a registered Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each registered Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it. A proxy need not be a registered Warrantholder. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

7.8 Regulations

(1) The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a registered Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Warrantholders or proxies of Warrantholders.

7.9 Corporation and Warrant Agent May be Represented

The Corporation and the Warrant Agent, by their respective directors, officers, agents, and employees, and Counsel for the Corporation and for the Warrant Agent may attend any meeting of the Warrantholders.

7.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall, subject to the provisions of Section 7.11, have the power exercisable from time to time by Extraordinary Resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent's prior consent, acting reasonably) or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture or otherwise;

(b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c) to direct or to authorize the Warrant Agent, subject to Section 9.2(2) hereof, to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) to restrain any registered Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or to enforce any of the rights of the Warrantholders;

(f) to direct any registered Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such registered Warrantholder in connection therewith;

(g) to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h) with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

7.11 Meaning of Extraordinary Resolution

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution: (i) proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Warrantholders holding in the aggregate at least 25% of the aggregate number of Warrants then outstanding and passed by the affirmative votes of Warrantholders holding not less than 66 2/3% of the aggregate number of Warrants then outstanding at the meeting and voted on the poll upon such resolution; or (ii) in writing signed by the holders of at least 66 2/3% of the then outstanding Warrants on any matter that would otherwise be voted upon at a meeting called to approve such resolution as contemplated in this Section 7.11(1).

(2) If, at the meeting at which an Extraordinary Resolution is to be considered, Warrantholders holding at least 25% of the aggregate number of Warrants then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chair. Not less than 14 days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 25% of the aggregate number of the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3) Subject to Section 7.14, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Warrantholders holding not less than a majority or in the case of an Extraordinary Resolution, holding not less than 66 2/3%, of the aggregate number of all of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed by holders of not less than 66 2/3% of the aggregate number of all of the then outstanding Warrants.

7.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16 Holdings by Corporation Disregarded

In determining whether Warrantholders are holding the required number of Warrants at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

ARTICLE 8

SUPPLEMENTAL INDENTURES

8.1 Provision for Supplemental Indentures for Certain Purposes

Subject to regulatory approval, from time to time, the Corporation (when authorized by action of the directors) and the Warrant Agent may, subject to the provisions hereof and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 4;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(c) giving effect to any Extraordinary Resolution passed as provided in Section 7.11;

(d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(e) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f) modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(g) providing for the issuance of additional Warrants hereunder, including Warrants in excess of the number set out in Section 2.1, and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of Counsel; and

(h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

8.2 Successor Entities

(1) In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another entity ("successor entity"), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 9

CONCERNING THE WARRANT AGENT

9.1 Warrant Indenture Legislation

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

9.2 Rights and Duties of Warrant Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligent action, willful misconduct, bad faith or fraud under this Indenture.

(2) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent and its officers, directors, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Warrants Certificates held by them, for which Warrants the Warrant Agent shall issue receipts.

(4) Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation.

9.3 Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(2) In the exercise of its rights and duties hereunder, the Warrant Agent shall be protected in acting and relying upon any written notice, opinions, reports, certificates, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents" in this Section 9.3) furnished to it and signed by any person required to or entitled to execute and deliver to the Warrant Agent any such Documents in connection with this Indenture, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine, provided the Warrant Agent examines the Documents and determines it complies with the applicable requirements of this Indenture. The Warrant Agent has sole discretion and shall be protected in acting and relying upon any Document received either in facsimile or by e-mail of a pdf form.

(3) Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(4) Whenever Applicable Legislation requires that evidence referred to in Section 9.3(1) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the Chair of the Board and Chief Executive Officer, President and Chief Operating Officer, Executive Vice-President, Vice-President, Secretary, Controller, Treasurer, or any Assistant-Secretary or Assistant-Treasurer of the Corporation.

(5) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary, solicitor or commissioner for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(6) The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging and determining its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such Counsel, experts or advisers who have been appointed with due care by the Warrant Agent. The Corporation shall pay or reimburse the Warrant Agent for any reasonable fees, expenses and disbursements of such Counsel or advisers.

(7) The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser in good standing and who in good faith the Warrant Agent determined would be appropriately able to give such opinion, advice or information, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

9.4 Documents, Monies, etc. Held by Warrant Agent

Until released in accordance with this Indenture, any funds received hereunder shall be kept in segregated records of the Warrant Agent and the Warrant Agent shall place the funds in segregated trust accounts of the Warrant Agent at one or more of the Canadian Chartered Banks listed in Schedule 1 of the Bank Act (Canada) (each, an "Approved Bank"). All amounts held by the Warrant Agent pursuant to this Indenture shall be held by the Warrant Agent for the Corporation and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Warrant Agent pursuant to this Indenture are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an Approved Bank pursuant to this section, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The parties hereto acknowledge and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make any further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all of such monies and need not, invest same; the Warrant Agent shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

9.5 Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

9.6 Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the agency and powers of this Indenture or otherwise in respect of the premises.

9.7 Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to the Warrant Agent it is expressly declared and agreed as follows:

(a) the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture, in the Warrant Certificates or the DRS Advices (except the representation contained in Section 9.9 or in the Authentication of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b) nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation;

(e) the Corporation hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates, their officers, directors, employees, agents, successors and assigns (the "Indemnified Parties") from and against any and all liabilities whatsoever, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgments, expenses and disbursements, including reasonable legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties' duties, or any other services that the Warrant Agent may provide in connection with or in any way relating to this Indenture. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence or wilful misconduct of the Warrant Agent, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture; and

(f) Notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(g) The Warrant Agent shall not be liable for any error in good judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith or willful misconduct.

9.8 Replacement of Warrant Agent; Successor by Merger

(1) The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than 60 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant agent unless a new warrant agent has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any registered Warrantholder may apply to a judge of the Superior Court of the Province of Ontario on such notice as such judge may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under any provision of this Section 9.8 shall be an entity authorized to carry on the business of a trust company in the Province of Ontario and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder.

(2) Upon the appointment of a successor warrant agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 10.2.

(3) Any Warrant Certificates Authenticated but not delivered by a predecessor Warrant Agent may be adopted and delivered by the successor warrant agent in the name of the predecessor or successor warrant agent: and in case at that time any of the Warrant Certificates have not been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases such Warrant Certificates will have the full force provided in the Warrant Certificates and in this Indenture.

(4) Any Corporation into which the Warrant Agent may be merged or consolidated or amalgamated, or any Corporation resulting therefrom to which the Warrant Agent shall be a party, or any Corporation succeeding to substantially the corporate trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such Corporation would be eligible for appointment as successor Warrant Agent under Section 9.8(1).

9.9 Conflict of Interest

(1) The Warrant Agent represents to the Corporation that to the best of its knowledge, at the time of execution and delivery of this Indenture hereof no material conflict of interest exists with respect to the Warrant Agent role as Warrant Agent hereunder.

(2) Subject to Section 9.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

9.10 Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

9.11 Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

9.12 Warrant Agent Not Required to Give Notice of Default

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

9.13 Anti-Money Laundering

(1) Each party to this Indenture other than the Warrant Agent hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

(2) The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanctions, legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanctions, legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Indenture, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

9.14 Compliance with Privacy Code

The parties acknowledge that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Warrant Agent manage its servicing relationships with such individuals;

(c) to meet the Warrant Agent's legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website, www.tsxtrust.com, or upon request, including revisions thereto. Further, each party agree that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

9.15 Securities Exchange Commission Certification

The Corporation confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act or have a reporting obligation pursuant to Section 15(d) of the U.S Securities Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Securities Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Securities Exchange Act, the Corporation shall promptly deliver to the Warrant Agent an officers' certificate notifying the Warrant Agent of such registration or termination and such other information as the Warrant Agent may require at the time. The Corporation acknowledges that Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission ("SEC") obligations with respect to those clients who are filing with the SEC.

ARTICLE 10

GENERAL

10.1 Notice to the Corporation and Warrant Agent

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid, if faxed or if emailed:

(a) If to the Corporation:

Osisko Development Corp.

1100 Avenue des Canadiens-de-Montréal, Suite 300
Montréal, QC H3B 2S2

Attention:	Benoit Brunet
Email:	BBrunet@osiskodev.com

with a copy (which will not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place, P.O. Box 130

Toronto, ON M5X 1A4

Attention:	Sander Grieve
Email:	grieves@bennettjones.com

(b) If to the Warrant Agent:

TSX Trust Company

301-100 Adelaide Street West
Toronto, ON M5H 4H1

Attention:	Vice President, Trust Services
Facsimile number:	416-361-0470
Email:	tmxestaff-corporatetrust@tmx.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery or, if mailed, on the fifth Business Day following the date of mailing such notice or, if faxed or emailed, on the next Business Day following the date of transmission.

(2) The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Corporation or the Warrant Agent hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Section 10.1(1), or given by facsimile or email or other means of prepaid, transmitted and recorded communication.

10.2 Notice to Warrantholders

(1) Unless otherwise provided herein, notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by ordinary prepaid post addressed to such holders at their addresses appearing on the Register and shall be deemed to have been effectively received and given on the date of delivery or, if mailed, on the third Business Day following the date of mailing such notice. In the event that Warrants are held in the name of the Depository, a copy of such notice shall also be sent by electronic communication to the Depository and shall be deemed received and given on the day it is so sent.

(2) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to such Warrantholders to the address for such Warrantholders contained in the Register maintained by the Warrant Agent or such notice may be given, at the Corporation's expense, by means of publication in the Globe and Mail, National Edition, or any other English language daily newspaper or newspapers of general circulation in Canada, in each two successive weeks, the first such notice to be published within 5 Business Days of such event, and any such notice published shall be deemed to have been received and given on the latest date the publication takes place.

(3) Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

10.3 Ownership of Warrants

The Corporation and the Warrant Agent may deem and treat the Warrantholders as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt of any such registered Warrantholder of the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4 Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Delivery of an executed copy of this Indenture by email, electronic facsimile transmission or other means of electronic communication capable of producing a printed copy, and acceptance by each such party of any such facsimile or electronic copy shall be legally effective to create a valid and binding Indenture among the parties hereto in accordance with the terms hereof.

10.5 Satisfaction and Discharge of Indenture

Upon the earlier of:

(1) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants, or such other instructions, in a form satisfactory to the Warrant Agent, in the case of Uncertificated Warrants, or by way of standard processing through the book entry only system in the case of a CDS Global Warrant; and

(2) the Expiry Time;

and if all certificates or other entries on the securities register of the Corporation representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

10.6 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or in the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

10.7 Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation in Section 7.16, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a) the names (other than the name of the Corporation) of the Warrantholders which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation; and

(b) the number of Warrants owned legally or beneficially by the Corporation;

and the Warrant Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without any additional evidence.

10.8 Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

10.9 Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

10.10 Assignment, Successors and Assigns

None of the parties hereto may assign its rights or interest under this Indenture, except (i) as provided in Section 9.8 in the case of the Warrant Agent, (ii) as provided in Section 8.2 in the case of the Corporation.

10.11 Rights of Rescission and Withdrawal for Holders

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder's funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Warrant Agent of any underlying Common Shares or other securities that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any such underlying Common Shares or other securities on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received by the holder from the Corporation by virtue of the holder being a Shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Corporation by such holder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce the return of the funds pursuant to this section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

OSISKO DEVELOPMENT CORP.

By:	(signed) "Sean Roosen"
Name: Sean Roosen
Title: Chair and Chief Executive Officer

By:	(signed) "Benoit Brunet"
Name: Benoit Brunet
Title: Chief Financial Officer, Vice President, Finance and Corporate Secretary

TSX TRUST COMPANY

By:	(signed) "Brett Higgs"
Name: Brett Higgs
Title: Corporate Trust Officer

By:	(signed) "Donald Crawford"
Name: Donald Crawford
Title: Senior Trust Officer

A-1

SCHEDULE "A"

FORM OF WARRANT

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT A DATE THAT IS 4 MONTHS AND A DAY FROM THE DATE OF DISTRIBUTION].

UNLESS THE CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO OSISKO DEVELOPMENT CORP. (THE "CORPORATION") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

THIS WARRANT MAY NOT BE EXERCISED UNLESS THE SHARES ISSUABLE UPON EXERCISE MAY BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LEGISLATION OR THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF CANADIAN RESIDENT UNTIL [INSERT A DATE THAT IS 4 MONTHS AND A DAY FROM THE DATE OF DISTRIBUTION].

[The following legend to be inserted on U.S. Warrant Certificates issued to a U.S. Accredited Investor that is not a Qualified Institutional Buyer:

A-2

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF OSISKO DEVELOPMENT CORP. (THE "CORPORATION") THAT THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THIS WARRANT MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

 A-3

WARRANT

To acquire Common Shares of

OSISKO DEVELOPMENT CORP.

(existing pursuant to the federal laws of Canada)

Warrant	Certificate for __________________________
Certificate No. ____________	Warrants, each entitling the holder to acquire one
Common Share (subject to adjustment as provided
for in the Warrant Indenture (as defined below))

CUSIP 68828E155

ISIN CA 68828E1557

THIS IS TO CERTIFY THAT, for value received,

(the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of Osisko Development Corp. (the "Corporation") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 5:00 p.m. (Toronto time) (the "Expiry Time") on December 1, 2023 (the "Expiry Date"), one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a "Common Share") for each whole Warrant, subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a) duly completing and executing the exercise form (the "Exercise Form") attached hereto; and

(b) surrendering this warrant certificate (the "Warrant Certificate"), with a duly completed Exercise Form, to the Warrant Agent at one of the principal office of the Warrant Agent, in the City of Toronto, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be $10.00 per Common Share (the "Exercise Price").

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not so exercised. No fractional Common Shares will be issued upon exercise of any Warrant.

A-4

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture, together with all other instruments supplemental or ancillary thereto, is herein referred to as the "Warrant Indenture") dated as of February 5, 2021 among the Corporation and TSX Trust Company, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

Neither the Warrants nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or U.S. state securities laws. The Warrants may not be exercised in the United States, or by or on behalf of, or for the account or benefit of, a U.S. person or a person in the United States, unless (i) this Warrant and such Common Shares have been registered under the U.S. Securities Act and the applicable laws of any such state, or (ii) an exemption from such registration requirements is available and the requirements set forth in the Exercise Form have been satisfied. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

If this Warrant Certificate tendered for transfer bears the legend set forth in subsection 2.6(3) of the Warrant Indenture, the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with this Warrant Certificate and the transfer is made: (i) to the Corporation, (ii) outside the United States, in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, (iii) pursuant to the exemptions from registration under the U.S. Securities Act provided by (1) Rule 144, if available, or (2) Rule 144A thereunder, if available, and in compliance with applicable state securities laws, or (iv) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, provided that in the case of transfers pursuant to (iii)(1) or (iv) above, a legal opinion in form and substance reasonably satisfactory to the Corporation must first be provided to the Corporation's transfer agent; provided that (i) if this Warrant Certificate is transferred outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, such legend may be removed by providing a declaration to the Warrant Agent in the form attached as Schedule "C" to the Warrant Indenture, or such form as the Warrant Agent may from time to time prescribe, together with such documentation as the Warrant Agent may require.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates representing in the aggregate an equal number of Warrants as are held under the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants holding a specific majority of the Warrants.

A-5

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Toronto, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu'elles ont exigé que la présente convention, de même que tous les documents s'y rapportant, soient rédigés en anglais.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

A-6

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of ________________________, 202____.

By:
Name: Title:

By:
Name: Title:

Countersigned and Registered by:

TSX TRUST COMPANY

By:
Name: Title:

A-7

SCHEDULE "A"

FORM OF TRANSFER

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO, WITH THE EXCEPTION OF A QUALIFIED INSTITUTIONAL BUYER, A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES.

To:  TSX Trust Company

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to _________________________________

___________________________________________________________________________________________________

(print name and address) the Warrants represented by this Warrant Certificate or DRS Advice and hereby irrevocable constitutes and appoints ______________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.*

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, with the exception of a Qualified Institutional Buyer, a person in the United States or a U.S. Person (as such terms are defined in Rule 144A and Regulation S under the United States Securities Act of 1933, as amended).

DATED this ______ day of _________________, 202____.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
)
)
Guarantor's Signature/Stamp	)	Name of Transferor
)

* If this Certificate includes a restrictive legend relating to the U.S. Securities Act, this transfer form must be accompanied by a completed and executed declaration for removal of legend in the form attached as Schedule "C" to the Warrant Indenture together with such additional evidence of exemption as the Corporation may from time to time prescribe, which may include an opinion of counsel reasonably satisfactory to the Corporation.

 A-8

REASON FOR TRANSFER - For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

☐ Gift	☐ Estate	☐ Private Sale	☐ Other (or no change in ownership)

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s) or DRS Advice in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

• Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

• Canada: A Signature Guarantee obtained from a participating Schedule I Canadian chartered bank, or a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

• Outside North America: For holders located outside North America, present the certificates(s) or the DRS Advice and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

A-9

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER - FOR US RESIDENTS ONLY

Consistent with US IRS regulations, TSX Trust Company is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

B-1

SCHEDULE "B"
EXERCISE FORM

TO:	OSISKO DEVELOPMENT CORP.

AND TO:	TSX Trust Company
100 Adelaide St W #301, Toronto, ON M5H 4H1
Attn: Corporate Actions

The undersigned holder of the Warrants evidenced by this Warrant Certificate or DRS Advice hereby exercises the right to acquire:

______________________ Common Shares pursuant to the right of such holder to be issued, and hereby subscribes for the Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate or DRS Advice and in the Indenture for an aggregate exercise price of _________________.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned hereby represents, warrants and certifies that (check box (a), (b), (c) or as applicable):

☐ (a) the undersigned (i) is not in the United States; (ii) is not a U.S. Person; (iii) is not exercising the Warrants on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (iv) did not acquire the Warrants in the United States or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (v) did not receive an offer to exercise the Warrants in the United States; (vi) did not execute or deliver this Exercise Form in the United States; (vii) delivery of the underlying Common Shares will not be to an address in the United States; and (viii) has, in all other respects, complied with the terms of Regulation S in connection herewith;

☐ (b) the undersigned (i) is a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act; (ii) is exercising the Warrants for its own account or for the account of a disclosed principal that was named in the U.S. Subscription Agreement; (iii) is, and such disclosed principal, if any, is a Qualified Institutional Buyer at the time of exercise of these Warrants; and (iv) (a) who first purchased Units on the date of original issuance of the Units and who, in connection with such purchase, executed a U.S. Subscription Agreement and acknowledges and agrees that the representations and warranties made by the undersigned in the U.S. Subscription Agreement including all applicable schedules attached thereto at the time of the original purchase of the Units are restated as of the date hereof in whole, mutatis mutandis, for the benefit of the Corporation and the Warrant Agent or (b) has completed and executed a Qualified Institutional Buyer Certification in substantially the form attached to hereto as Annex A;

☐ (c)  the undersigned (i) is a U.S. Accredited Investor (that satisfies the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act) who first purchased Units on the date of original issuance of the Units and who is exercising the Warrants for its own account or the account of a U.S. Accredited Investor over which it exercises sole investment discretion, (ii) understands that the Common Shares have not been registered under the U.S. Securities Act or any state securities laws, (iii) has provided such documentation as the Corporation may reasonably require to meet the requirements of the U.S. Securities Act and (iv) agrees to the restrictions on transfer and resale more fully described in the Warrant Indenture.

B-2

☐ (d) the undersigned (A) is (i) present in the United States, (ii) a U.S. Person, (iii) a person exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, or (iv) requesting delivery in the United States of the Common Shares issuable upon such exercise, and the (B) has an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available for the exercise of the Warrants, and attached hereto is a written opinion of U.S. counsel or other evidence in form and substance reasonably satisfactory to the Corporation to that effect.

Common Shares will not be registered or delivered to an address in the United States unless Box (b), (c) or (d) above is checked.

If Box (d) above is checked, holders are encouraged to consult with the Corporation and the Warrant Agent in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation.

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, the Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

The undersigned holder understands that unless either Box (a) or (b) above is checked, any certificate representing the Common Shares issued upon exercise of the Warrants will, unless the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, bear a legend, as set forth in Section 3.3(3) of the Warrant Indenture, restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

 B-3

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to TSX Trust Company at: 100 Adelaide Street West, Suite 301, Toronto, ON M5H 4H1, Attn: Corporate Actions.

[execution page follows]

B-4

DATED this ______ day of _________________, 202____.

)
)
Witness	)	(Signature of Warrantholder, to be the same as
	)	appears on the face of this Warrant Certificate or
DRS Advice)
	)	Signature of Transferor
)
	)	Name of registered Warrantholder
)

☐ Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate or DRS Advice is surrendered, failing which such certificates will be mailed to the address set out above. Note: Due to the COVID-19 outbreak, pick-up at the office of the Warrant Agent may not be possible. Warrantholders selecting this option should contact the Warrant Agent to confirm availability of pick-up. Certificates or DRS Advices will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate or DRS Advice to the Warrant Agent.

B-5

ANNEX A
FORM OF QUALIFIED INSTITUTIONAL BUYER CERTIFICATION

TO:	OSISKO DEVELOPMENT CORP.

AND TO:	TSX TRUST COMPANY

Dear Sirs/Mesdames:

We are delivering this certification in connection with the purchase of Common Shares (the "Common Shares") of the Corporation upon the exercise of warrants of the Corporation ("Warrants"), issued under the warrant indenture dated February 5, 2021 between the Corporation and TSX Trust Company (the "Warrant Indenture"). Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Warrant Indenture.

We hereby confirm that:

(a) We are authorized to consummate the purchase of the Common Shares;

(b) We are aware that the Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and that the offer and sale of the Common Shares to us are being made in reliance on Section 4(a)(2) under the U.S. Securities Act and similar exemptions under applicable state securities laws;

(c) We are a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act and are acquiring the Common Shares for our own account or for the account of a Qualified Institutional Buyer with respect to which we exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Common Shares in violation of United States federal or state securities laws;

(d) We acknowledge that we have not purchased the Common Shares as a result of any "directed selling efforts" (as defined in Regulation S under the U.S. Securities Act) or any "general solicitation" or "general advertising" (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio or television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e) We understand and acknowledge that the Common Shares are "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act ("Restricted Securities"). To induce the Corporation to issue the Common Shares to us without a U.S. Securities Act restrictive legend, we represent, warrant and covenant to the Corporation as follows (collectively, the "Restricted Security Agreements"):

(i) if in the future we decide to offer, sell, pledge, or otherwise transfer, directly or indirectly, any of the Common Shares, we will do so only: (A) to the Corporation or its subsidiaries (though the Corporation or its subsidiaries are under no obligation to purchase any such securities) or (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and, in each case, in compliance with applicable local laws and regulations;

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(ii) the Common Shares cannot be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of, a person in the United States;

(iii) we will cause any participant of CDS Clearing and Depository Services Inc. or any other nominee ("CDS") holding the Common Shares on our behalf and the beneficial purchasers, if any, of the Common Shares to comply with the Restricted Security Agreements; and

(iv) for so long as the Common Shares constitute Restricted Securities, we will not deposit any of such securities into the facilities of the Depository Trust Company, or a successor depository within the United States, or arrange for the registration of any such securities with Cede & Co. or any successor thereto;

(f) We have implemented, or shall immediately implement, appropriate internal controls and procedures to ensure that Common Shares shall be properly identified in our records as "restricted securities" that are subject to the transfer restrictions set forth herein notwithstanding the absence of a U.S. restricted legend or restricted CUSIP number;

(g) We understand and acknowledge that the Common Shares will not be represented by certificates that bear a U.S. restricted legend or identified by a restricted CUSIP number in reliance on the acknowledgments, representations and agreements contained herein, including the Restricted Security Agreements set forth above, provided, that the Corporation reserves the right to include a U.S. restrictive legend on the Common Shares if it is advised by counsel that including such legend is necessary or appropriate;

(h) We consent to the Corporation making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein;

(i) If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, we will execute, deliver, file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the ownership of the Common Shares;

(j) We have had access to such financial and other information concerning the Corporation and the Common Shares as we have deemed necessary in connection with our decision to purchase any of the Common Shares, including an opportunity to ask questions of, and request information from, the Corporation, and all information to which we are entitled under Rule 144A(d)(4) under the U.S. Securities Act;

(k) We acknowledge that we have obtained independent legal, income tax and investment advice with respect to our purchase of the Common Shares and accordingly, have had an opportunity to acquire an understanding of the meanings of all terms contained herein relevant to us for purpose of giving the representations, warranties and covenants contained herein;

(l) We acknowledge that neither the Corporation nor any person representing the Corporation has made any representation to us with respect to the Corporation or the offering or sale of the Common Shares, other than the information contained or incorporated by reference in the Warrant Indenture;

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(m) We understand that the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States, and acknowledge that there are substantial restrictions on the transferability of the Common Shares, and that it may not be possible for us to readily liquidate our investment in the case of an emergency at any time;

(n) We understand and agree that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(o) We understand and agree that there may be material tax consequences to us of an acquisition, holding, exercise or disposition of the Common Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to us under United States, state, local or foreign tax law of our acquisition, holding, exercise or disposition of the Common Shares, and we acknowledge that we are solely responsible for determining the tax consequences to us with respect to our investment, including whether the Corporation will at any given time be deemed a "passive foreign investment company" within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended;

(p) We are aware that our ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Corporation is organized under the laws of Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States;

(q) The funds representing the aggregate purchase price which will be advanced by us to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "PATRIOT Act") and we acknowledge that the Corporation may in the future be required by law to disclose our name and other information relating to our purchase of the Common Shares hereunder, on a confidential basis, pursuant to the PATRIOT Act; and

(r) No portion of the aggregate purchase price to be provided by us (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by us, and we shall promptly notify the Corporation if we discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

[Remainder of page intentionally left blank. Signature page follows.]

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Dated the _____ day of __________________, 202__.

________________________________________
Print name of Purchaser (or person signing as agent)

By:

________________________________________
Signature

________________________________________
Title

________________________________________
(please print name of individual whose signature appears above, if different from name of Purchaser or agent printed above)

C-1

SCHEDULE "C"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: TSX TRUST COMPANY, AS REGISTRAR AND TRANSFER AGENT OF THE [COMMON SHARES] [WARRANTS] OF OSISKO DEVELOPMENT CORP.

The undersigned (A) acknowledges that the sale of the securities of Osisko Development Corp. (the "Corporation") represented by certificate number(s) _______________________, to which this declaration relates, is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Corporation, (2) the offer of such securities was not or will not be made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was or will be executed on or through the facilities of a "designated offshore securities market" (as such term is defined in Regulation S and which includes the Toronto Stock Exchange and the TSX Venture Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated:__________________________________

________________________________________
(Name of Holder - please print)

________________________________________
(Authorized Signature)

________________________________________
(Official Capacity - please print)

________________________________________
(please print here the name of the
individual whose signature appears
above, if different from the name of
holder printed above)